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82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Impala Platinum Holdings Ltd

*CURRENT ADDRESS

PROCESSED

DEC 17 2004

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 359 FISCAL YEAR 6-30-04

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DAT : 12/16/04

ANNUAL REPORT 2004

IMPALA PLATINUM HOLDINGS LIMITED

IMPLATS

ARIS
6-30-04




88



Report profile

This annual report covers the period 1 July 2003 to 30 June 2004. Information has been provided for comparative purposes for five years (FY2000 to FY2004). Additional statistics going back to FY1997 are provided on the company's website at www.implats.co.za. Information relating to the market has been provided per calendar year.

The report has been prepared in accordance with South African Statements of Generally Accepted Accounting Practice, International Financial Reporting Standards and in the manner required by the South African Companies Act and in line with the regulations of the JSE Securities Exchange South Africa (JSE). It has also taken into account the guidelines of the King Report 2002, the JSE Social Responsibility Index and the Global Reporting Initiative (GRI), particularly those applicable to Implats' direct economic impact, environmental and human capital performance.

No significant changes have occurred in terms of the size, structure and operation of the group during the year under review, other than the sale of 83.2% stake in Barplats Investments Limited. The transaction for the sale of a significant strategic interest (Implats' stake in Western Platinum Limited and Eastern Platinum Limited) is nearing finalisation and is reported on fully in this document.

Reporting of reserves and resources is in accordance with each company's listing requirements. Mineral Reserves and Mineral Resources for Implats' South African operations are reported in accordance with the principles and guidelines of the South African Code for Reporting of Minerals Reserves and Mineral Resources (SAMREC Code). Both Zimplats and Mimosa report Ore Reserves and Mineral Resources in accordance with the Australasian Code for Reporting of Mineral Resources and Ore Reserves (JORC Code). Competent persons defined by both the SAMREC and JORC codes have prepared, reviewed and signed off the Mineral Reserves and Mineral Resources reported in this publication.

This annual report should be read in conjunction with the group's Corporate Responsibility Report 2004. In the interests of good disclosure and to improve communication with shareholders, Implats publishes:

- The 2004 Annual Report in August 2004, coinciding with the release of the results for the year-ended June 2004. The annual report is also available in interactive HTML and downloadable pdf versions on the company's website.

- The Corporate Responsibility Report in October 2004. This report will be posted to those shareholders who elect to receive it (response form on page 153 of this report). It will be available on the company's website and from the contacts detailed on page 152 of this report.

The statutory portions of this report on pages 84 to 143 have been audited by independent auditors PricewaterhouseCoopers. In addition, PricewaterhouseCoopers provided guidance in the development of the non-financial sections of both the Annual and Corporate Responsibility reports, drawing on, inter alia, its proprietary reporting framework, ValueReporting™, and internationally recognized principles of reporting. Both reports are prepared by the company and are reviewed by the board.

Additional information on the group may be found on the company's website or obtained from the contact persons listed on page 152 of this report.

Dollar, or $, refers to US Dollars unless specified. Numbers given in both SA Rands and Dollars have been converted at the average exchange rate for the year under review or at year-end rates when relating to closing balances.

Key performance highlights **(SA Rand)**

Safety performance (LTIFR) *improves by 15%*

Gross platinum production *up by 17% to 1.96 Moz*

Impala Platinum *production at 1.09 Moz platinum –* **highest in a decade**

Sales revenue maintained at *R11.81 billion*

Gross margin *of 36%*

Profit *down 13% to R2.96 billion,* largely **due to Rand appreciation**

Unit cost per platinum ounce *up by 4.1%*

Year at a glance

		FY2004	FY2003	% change
Financial				
Sales	(Rm)	**11 809**	11 807	0
Gross profit	(Rm)	**4 260**	5 284	(19)
Profit before tax	(Rm)	**4 122**	5 060	(19)
Profit	(Rm)	**2 963**	3 415	(13)
Headline earnings per share	(cps)	**3 966**	5 140	(23)
Dividends per share (proposed basis)	(cps)	**2 100**	2 650	(21)
Cash net of short-term debt	(Rm)	**636**	2 120	(70)
Sales revenue per platinum ounce sold	($/oz)	**1 116**	935	19
Sales revenue per platinum ounce sold	(R/oz)	**7 678**	8 471	(9)
Average Rand exchange rate achieved	(R/$)	**6.88**	9.06	(24)
Production				
Total				
Refined platinum production	(000 oz)	**1 961**	1 673	17
Refined PGM production	(000 oz)	**3 725**	3 162	18
Impala				
Refined platinum production	(000 oz)	**1 090**	1 040	5
Refined PGM production	(000 oz)	**1 976**	1 924	3

Key performance highlights **(US Dollar)**

Safety performance (LTIFR) *improves by 15%*

Gross platinum production *up by 17% to 1.96 Moz*

Impala Platinum *production at 1.09 Moz platinum –* **highest in a decade**

Sales revenue increased *by 32% to $1.72 billion*

Gross margin *of 36%*

Profit *up 15% to $428 million*

Unit cost per platinum ounce *rose by 37%, reflecting impact of Rand appreciation*

Year at a glance

		FY2004	FY2003	% change
Financial				
Sales	($m)	**1 716**	1 303	32
Gross profit	($m)	**616**	580	6
Profit before tax	($m)	**596**	555	7
Profit	($m)	**428**	373	15
Headline earnings per share	(cps)	**571**	561	2
Dividends per share (proposed basis)	(cps)	**306**	294	4
Cash net of short-term debt		**103**	282	(63)
Sales revenue per platinum ounce sold	($/oz)	**1 116**	935	19
Production				
Total				
Refined platinum production	(000 oz)	**1 961**	1 673	17
Refined PGM production	(000 oz)	**3 725**	3 162	18
Impala				
Refined platinum production	(000 oz)	**1 090**	1 040	5
Refined PGM production	(000 oz)	**1 976**	1 924	3

Contents

OVERVIEW

ACCOUNTABILITY

REVIEW OF THE YEAR

ANNUAL FINANCIAL STATEMENTS AND SHAREHOLDERS' INFORMATION

Corporate profile

Impala Platinum Holdings Limited (Implats) produced 1.96 Moz of platinum and 3.73 Moz of platinum group metals (PGMs) in FY2004, making it one of the most significant PGM producers globally. The group's operations on the Bushveld Complex in South Africa and the Great Dyke in Zimbabwe give it an attributable reserve and resource base of 247 Moz of platinum. Implats also has offshore exploration projects in Australia, Brazil and the United States.

The company's cost-efficient expansion and joint venture programmes have been devised to ensure platinum production of 2 Moz of platinum by 2006 (3.8 Moz PGMs). There is potential for this to grow to 2.3 Moz of platinum (4.5 Moz PGMs) by 2008.

Implats employs approximately 31 600 people across its operations and is one of the most efficient and lowest cost platinum producers in the world.

Implats' primary listing (IMP) is on the JSE Securities Exchange South Africa with a secondary listing (IPLA) on the London Stock Exchange. The company also has a sponsored level 1 ADR programme (IMPUY) in the United States.

Corporate structure


Implats
Mine to market operations
100%
Impala Refining Services (IRS)
Strategic holdings
Impala Platinum 100%
Marula Platinum 100%†
Zimplats 83%
Mimosa 50%
Toll refining
Concentrate offtake agreements
27% Lonplats*
25% Aquarius Platinum (SA)
45% Two Rivers
* Implats is currently finalising the transaction for the sale of this asset

† 20% to be allocated to BEE ownership


Pt 67%
Rh 6%
Pd 9%
Ni 11%
Other 7%

% contribution to sales
by metal (FY2004)


Impala 87%
Zimplats 5%
Marula 3%
Mimosa 5%

Distribution of employees
including contractors (FY2004)

Vision

To be the world's best platinum producing company, delivering superior returns to shareholders relative to our peers

Values

The Implats values are:

- Safeguarding the health and safety of our employees, and caring for the environment in which we operate
- Acting with integrity and openness in all that we do and fostering a workplace in which honest and open communication thrives
- Being a responsible employer, developing people to the best of their abilities and fostering a culture of mutual respect amongst employees
- Promoting and rewarding teamwork, innovation, continuous improvement and the application of best practice
- Being accountable and responsible for our actions as a company and as individuals
- Continuously to improve our performance and create sustainable value
- Being a good corporate citizen to the communities in which we live and work

Location of operations, strategic interests and exploration projects


Harare
Zimplats
ZIMBABWE
Great Dyke
Bulawayo
Mimosa Platinum Mine
BOTSWANA
SOUTH AFRICA
Bushveld Complex
Marula Platinum
Two Rivers
Everest South
Impala Platinum
Rustenburg
Impala Refineries
Kroondal
Johannesburg
Marikana
Franconia (Duluth)
USA
Brazil
Niquelandia
Catete
Three Kings
Australia
△ Operations
● Strategic interests
☆ Exploration projects




MARULA
PLATINUM

Creating a meaningful stake for BEE partners and the community – mining entrepreneur, Bridgette Radebe, CEO of Mmakau Mining, chosen as one of Implats' partners in the newly developed Marula Platinum mine. At inception, Implats allocated a 20% stake in the operation for BEE interests. Of this, 10% has been allocated to Mmakau Mining, with the remaining 10% to be shared equally between a local community trust and local business people.

Chairman's letter to shareholders



Peter Joubert, Chairman

Dear shareholder

During the year under review, significant production milestones and high platinum prices were overshadowed by the effects of the continued strength of the Rand, which resulted in earnings declining to R2 963 million ($428 million). Increasingly, the strong Rand is broadly recognized as seriously hampering the economic growth of the country. In provinces which contain PGM orebodies and where there has been vigorous development in the platinum mining sector, GDP growth well above the national figure has been shown. The increasing pressure of the strong Rand has meant that many of the projects in these provinces are now being reviewed or slowed. The Chamber of Mines of South Africa has estimated that some R6 billion was lost in government taxes from the mining industry alone in 2003. The country needs a broader based macro-economic overview than prevails at present.

The industry's preoccupation with new legislation continues. The Minerals and Petroleum Resources Development Act came into effect on 1 May 2004. State royalties will now be imposed from 2009 in terms of the Royalties Bill. Following the discussions leading to the imposition of those royalties, it is to be hoped that eager investment will be solicited by setting a competitive level based on earnings.

Implats' plans to meet both the letter and spirit of the draft Mining Charter are well underway and are discussed in further detail on pages 18 and 19 of this report. The conclusion of the Lonplats/Incwala transaction should see ownership credits of some 9% allocated to Implats and, together with the current 1.5% holding of Royal Bafokeng Resources (Pty) Limited, only approximately 4% to 5% ownership needs to be secured at the Impala lease area level over the next five years. We believe that we are well placed to achieve this and also to accommodate the further 11% required by 2014.

We have continued to develop a comprehensive response to all facets of the new mining legislation and are cognisant of, and prepared for, all elements of the Charter, such as skills development, employment equity, beneficiation and affirmative procurement.

The sale of our stake in Barplats and the proposed sale of our 27.1% interest in Lonplats have ensured that the group has made good progress on the corporate front realizing value for shareholders in line with our stated objectives. The Lonplats sale in particular will result in a significant cash injection into Implats that will more than comfortably provide for the capital expenditure requirements at Impala, Marula and the Zimbabwean operations over the next few years. Implats is committed to returning the benefits of any excess cash to shareholders, and several options are being reviewed.

Although Implats remains very positive about the potential of the Zimbabwean operations and is allocating capital there, both in the immediate future and the medium to long term, the group remains cautious in its approach. Every effort is being made to minimize any risk to shareholders, and we are extremely mindful of both the economic and moral dilemmas we face in doing business in Zimbabwe. That said, we are intent on maintaining our competitive advantage, having secured access to a substantial portion of the Great Dyke, which is the only significant known, unexploited platinum orebody in the world.

Driving the decision-making process within the group is the Implats board, which has been transformed markedly during the year. I extend a formal welcome to our new board members, Lex van Vught, Sifiso Dabengwa, Thandi Orleyn, Dr Khotso Mokhele and Dr Fred Roux. Their appointments come at an important time for our group and are in line with the broader process of transformation and the world-class levels of corporate governance to which we aspire. On the transformation front, an advisory committee reporting to the board has been


1 199
1 291
1 387
1 673
1 961
FY00
FY01
FY02
FY03
FY04

Implats – Gross platinum production (000oz)

formed with this particular responsibility. Insofar as corporate governance is concerned, not only are we committed to meeting the requirements of King II, but also those practices that support an increasingly internationalized shareholder base.

Having made progress in concluding a range of corporate activities in the past few years, and having progressed our United States offering to a level 1 sponsored American Depositary Receipt (ADR) programme, we continue to explore the notion of a full United States listing. Should our plans proceed as expected, shareholders could expect such a move to take place in the 2006 financial year.

In conclusion, I extend my thanks to the board for the leadership and dedication they have displayed during the year. I also extend the board's thanks to the CEO, Keith Rumble, and his management team for their continued vision and efforts during the year.

It is with sadness that I have decided not to make myself available for re-election to the Implats board as I am retiring from many such duties. It has been a privilege to be a part of the group for many years as it has transformed itself from being what many considered the underdog in the industry to the investment of choice in the platinum sector. I take my leave knowing that management will continue to propel the group along the right path, supported by a diverse and strong board, under the leadership of Dr Fred Roux as a very able chairman.

Peter Joubert
Chairman

27 August 2004

Our scorecard and objectives

What we said in FY2003	What we have achieved in FY2004	Objectives for FY2005
Produce efficiently and responsibly, while remaining in the lowest cost quartile in the industry	• 23% decrease in number of fatalities • 15% decrease in lost time injury frequency rate • Gross operating margin of 36% • Group unit cost increase of 4.1% • Unit cost increase at Impala held to 5.0% (as compared to an inflation rate of 5.0%)	• 50% improvement in all safety indicators • Unit cost increase to be held to less than rate of inflation and associated margin protection
Grow the business to 2 Moz of platinum by 2006	• Mine-to-market production of 1.23 Moz platinum, up by 8% • With IRS production, refined platinum processed through Refineries of 1.96 Moz (3.73 Moz PGMs) • On track to produce 2 Moz in FY2006	• Mine-to-market production of 1.29 Moz platinum • Formulate plans to increase production to 2.3 Moz platinum, by FY2008
Deliver a superior stock market performance.	• Delivery of shareholder value a key element of business plan • Total shareholder return over the last five years of 33% • Share price maintains its levels year-on-year – a 12-month high of R641	• Complete sale of stake in Lonplats • Consider listing in the USA


800
700
600
500
400
300
200
100
FY00
FY01
FY02
FY03
FY04

Share price performance
(R)


100
90
80
70
60
50
40
30
20
FY00
FY01
FY02
FY03
FY04

Share price performance
($)


300
250
200
150
100
50
Jul99
Jan00
Jul00
Jan01
Jul01
Jan02
Jul02
Jan03
Jul03
Jan04
Jul04

Comparative performance against HSBC Global Mining Index and MSCI Free Market Index

— Implats — HSBC
— MSCI








IMPALA PLATINUM LIMITED
MERENSKY REEF HORIZON

When we say that **people are our greatest asset,** we really mean it. Because we have not always had the Mineral Resources that our competitors have, we have had to tap into the resourcefulness of our people – and in so doing we have ensured that ours are among the most efficient operations in the world. Shadwick Bessitt, General Manager: Mining at Impala Platinum, has as one of his most important tasks the motivation and leadership of the people who make things happen on the ground.

Chief Executive's Review



Keith Rumble, Chief Executive Officer


5 786
10 145
9 489
8 471
7 678
FY00
FY01
FY02
FY03
FY04

Revenue per platinum ounce sold
(R/oz Pt)


904
1 321
934
935
1 116
FY00
FY01
FY02
FY03
FY04

Revenue per platinum ounce sold
($/oz Pt)

Introduction

A highlight of the year was undoubtedly the 17% increase in platinum production to a record level of 1.961 Moz, reflecting Implats' continued delivery against the targets that we have set ourselves. This included 232 000 oz platinum that was refined by Impala Refining Services (IRS) as a once-off during the refurbishment of Lonplats' smelter.

Comparative year-on-year results were influenced by a number of factors, dominated by the strengthening of the local currency against the Dollar. Positive contributions from higher sales volumes (R1 014 million) and Dollar metal prices (R2 582 million) were effectively negated by the stronger local currency (negative R3 594 million). Unit costs increased in line with South African inflation – a creditable performance. Cost of sales increased by R1 026 million, of which R700 million related to the increased volumes and the balance related to inflationary increases. The cumulative impact of these factors is that gross profit declined by 19%.

	R million
Gross profit FY2003	5 284
Positive volume growth	1 014
Increase in metal prices	2 582
Total	8 880
Cost of sales increases	(1 026)
– Volume increases	(700)
– Inflation	(326)
Exchange rate impact	(3 594)
Gross profit FY2004	4 260

Contributions from investments in associated business (mainly Lonplats) were similarly affected by currency movements, and equity earnings from associates were R397 million (55%) lower year-on-year. The profit on disposal from the sale of Barplats (R322 million) represents a positive contribution to earnings. After providing for tax, royalties and amortisation etc, profit declined by 13% to R2 963 million, compared to the previous year. In Dollar terms this represents a 15% increase to $428 million. Capital expenditure increased by 2% to R1 822 million ($265 million). As a result, the board has declared a final dividend of R16 per share which will result in a total dividend payout of some R1 399 million ($204 million), equivalent to R21 per share ($3.06 per share).

The market

A number of factors supported the platinum price during the period with the metal trading between a low of $655/oz and a high of $937/oz in April 2004. These included weak Dollar and equity markets, strong demand in commodities in general, a significant increase in global speculative activity and the perception that supply may not keep up with growing demand as a number of expansion plans have been cut back. Implats' average price received for platinum was $773/oz, being an increase of 30% on the previous year's average received price of $597/oz.

The palladium market was not as fortunate, as a combination of growing supply and static demand – which followed the runaway prices of the late 1990s/early 2000s – saw the metal trading between $160/oz and $333/oz. The thin market for rhodium, the price of which has spiked in recent months, belies the underlying poor fundamentals for the metal. This will keep prices under pressure.

Nickel, on the other hand, enjoyed a far healthier year with supply lagging demand as the metal benefited not only from a strike at a major producer, but also a significant increase in demand from a burgeoning Chinese economy.

Given that we produce a range of metals, we use a basket price based on weighted prices to monitor price performance. Implats achieved an average basket price of $1 116 for the year. Although this is an increase of 19% on the previous year in Dollar terms, the average basket price in Rand terms was R7 678/oz, a decrease of 9.4% on the previous year.

Contribution to profit

The strategy to focus on mine-to-market operations continued and this was reflected in a simplification of the group's structure.

Mine-to-market operations contributed 66% of profit


0.087
0.158
0.134
0.139
0.104
FY00
FY01
FY02
FY03
FY04

Implats – Fatal injury frequency rate (FIFR) per million man hours


12.64
8.43
7.90
5.65
4.80
FY00
FY01
FY02
FY03
FY04

Implats – Lost time injury frequency rate (LTIFR) per million man hours

- During the year, the group's mine-to-market operations (Impala Platinum, Marula Platinum, Zimplats and Mimosa) contributed about 66% of profit. These operations together reported a margin of 41%.

- IRS, which processes third party concentrates and undertakes toll-refining, contributed 13% to profit. Although IRS's margins are in the region of 15%, this operation is undertaken at very little risk to the group and uses spare processing and refining capacity, thereby reducing the unit costs associated with the mine-to-market operations.

- Contributions from strategic alliances remained satisfactory – at 11%. Lonplats was still accounted for during the year.

- The net impact of the consolidated loss for Barplats and the profit on disposal contributed 10% to profit for the year.

Safety and health

Regrettably, 10 people lost their lives as a result of occupational accidents during the year and we extend our condolences to the families, friends and communities of those who died. More positively, the lost time injury frequency rate (LTIFR) reached an all-time low for the group of 4.80 per million man hours worked, while the reportable injury frequency rate (RIFR) was 2.75 per million man hours worked – another record.

The fall of ground safety campaign and the ground control districts programme at Impala Platinum have played an important part in this achievement, and – with the programmes that we have in place across the group – we are committed to achieving further significant improvements in the year ahead. Indeed, we have set ourselves a target of improving all our safety statistics by 50% year-on-year.

Sustainable development

Issues relating to safety and health, and sustainable development are dealt with briefly in the Review of operations and interests that follows on pages 45 to 63 of this report. In addition, a report produced in line with the Global Reporting Initiative – the international guidelines for sustainable development reporting – will be published by Implats during October 2004.

We have endeavoured to integrate the principles of sustainable development into the fundamentals of our business. Line management is responsible for safety and health, environmental, community and social issues, although specialist personnel are on hand as a resource to provide guidance and support when necessary. This is as true at board and executive levels, as it is for all employees. During the year, the values of the group (as set out on page 5) were reviewed and updated by a team representing all the operations to ensure that the principles embodied in these values are still valid. (The initial values were developed 10 years ago through a process of employee consultation). The challenge remains one of integrating responsibility and accountability for factors that have an economic, social and environmental impact with the traditional financial and operational indicators against which both investors and management are so used to gauging performance.

Operational overview

Implats had an excellent year from an operational perspective. The year was characterized by record performance from our mining operations in Rustenburg and Zimbabwe, ably supported by improved metallurgical performance at our concentrators and refineries. In addition, Impala Refining Services (IRS) delivered spectacular results although this did include the significant contribution from the processing of Lonplats concentrate (which has now ceased).

The single operating lowlight was the slower mining ramp-up at our new mine on the Eastern Bushveld, Marula Platinum. This issue is dealt with further in a Review of operations and interests on pages 45 to 66.

Specific operating achievements worth highlighting are:

- Ex-mine platinum production for the Impala lease area (1.09 Moz), the highest level in a decade, Zimplats (84 300 oz) and Mimosa (52 800 oz).

Implats' focus is to remain a platinum-based resources company

Platinum production

(000 oz)	**FY2004 Platinum**	FY2003 Platinum	**FY2004 PGMs**	FY2003 PGMs
Impala Platinum	**1 090**	1 040	**1 976**	1 924
Barplats	**22**	25	**34**	51
Marula	**5**		**11**	
Zimplats	**84**	60	**179**	131
Mimosa (50%)	**27**	12	**51**	24
Mine-to-market	**1 228**	1 137	**2 251**	2 130
Lonplats	**232**	159	**492**	277
Other IRS	**501**	377	**982**	755
Gross production	**1 961**	1 673	**3 725**	3 162

- An improvement of 1.3% in metallurgical recoveries to 83.2% at Impala operations.

- A world-class performance at our Precious Metals Refinery, with no deterioration in cost performance, metal recoveries and pipeline inventories, despite operating well above nameplate capacity, and simultaneously undertaking a major expansion.

- Group unit costs were well contained with resultant unit costs per platinum ounce only increasing by 4.1% compared to an increase of 5.0% in the South African inflation rate (CPIX) over the same period. The bulk of group costs relate to wages at Impala where total headcount was reduced by 900 employees (3.2%). In spite of this, mining efficiencies disappointingly decreased to 39m²/panel employee due to a combination of shorter panel widths (for safety reasons) and the slower than expected roll-out of the programme to improve drilling rates, primarily as a result of resistance by some employees to new work methods.

- High underlying wage pressures remain an issue of concern for the industry. A two-year wage agreement was reached providing for an increase of 9.5% from July 2003 in year one and an increase of 1.5% above CPIX in year two. Should the result in the second year be an increase of less than 7.5% or more then 9% either party has the right to reopen negotiations on wages only. With CPIX currently at 5%, this has neccessated re-opening negotiations for the current year.

- Industrial relations issues remain challenging with a number of work stoppages having taken place during the year at Impala and Zimplats.

Strategy

Implats' focus is to remain a platinum-based resources company. A key objective is to provide superior returns to shareholders, relative to our peers.

An important part of our strategy is to focus our attention on those assets and operations where we can add value, where we have a competitive advantage and where we have a strategic influence. We are committed to ensuring that what we do can be fully analysed and valued by our investors.

During the past year, two major transactions were announced: the sale of Implats' 27.1% holding in Western Platinum Limited and Eastern Platinum Limited (collectively Lonplats), and the sale of Barplats.

The Minister of Minerals and Energy, Ms Phumzile Mlambo-Ngcuka has indicated that, as presented, the Lonplats transaction is in line with the requirements of the new mining law. Although the Department of Minerals and Energy (DME) will only evaluate compliance with the legislation when the parties formally apply for conversion to new order mining rights, the Minister has acknowledged that, having both facilitated this transaction, Implats and Lonmin will be allocated credits proportional to the percentages and ounces they have sold to their BEE partners. We anticipate that in Impala Platinum's hands this will equate to credits of 9%.



Impala Platinum	56%
Other IRS	26%
Zimplats	4%
Mimosa	1%
Barplats	1%
Lonplats	12%
Marula	0.1%

Percentage contribution to gross platinum production

Cash flowing from the Lonplats transaction will fund capital expenditure in SA and Zimbabwe. Any excess cash will be distributed to shareholders

The board is satisfied that this transaction is in the group's best stategic interest and that it has been concluded to the benefit of shareholders. In addition to the empowerment credits, the purchase price of $800 million represents a premium of 8% on the implied market valuation of Lonplats at the time of the first announcement. This transaction enables Implats to meet some of its obligations in terms of the Mining Charter at a discount amounting to 1% of the purchase price. The cash flowing through to Implats from this transaction will be used to fund Implats' capital expenditure requirements, both here and in Zimbabwe. Any excess cash will be returned to shareholders.

The Barplats transaction follows a decision by the board to cease mining operations at the Crocodile River mine when this operation defied all efforts towards profitability (reported on fully in last year's Annual Report), and subsequently, to sell the operation for R389 million to the Salene Platinum Consortium. The transaction received the approval of the South African competitions authorities in June 2004 and the new owners took over from the beginning of July.

IRS has a long-term agreement in place with the Crocodile River mine to process any concentrate that may be produced when this mine comes back into operation. The new owners have announced their intention to re-open the mine.

Sustaining operations

Implats' primary operation, Impala Platinum, continues to be the mainstay of the group not only in a production sense, but also as a resource in terms of skills and expertise and as a leader in terms of research and development. Sustaining operations at Impala at a level of 1.0 to 1.1 Moz of platinum over the next 30 years and beyond is an important element of the Implats strategy. The decline development programme is now coming to fruition, with all five new declines scheduled to be in production within the next few years.

A R5.3 billion mining capital expenditure programme is underway at Impala Platinum. Of this, R3.5 billion had been spent by the end of FY2004, mostly on the development of the decline projects. As part of the 30-year production plan, plans for 16 shaft and 20 shaft have been optimized and will be presented for approval to the Implats board in September 2004. These shafts are considerably deeper than those currently in operation, and will contribute a significant proportion of Impala's mine tonnage (+/- 30%) when they come on stream early in the next decade.

Growth

Part of Implats' capital expenditure for the year was dedicated to developing the newer projects at Marula (R505 million), Mimosa (R40 million) and Zimplats (R76 million).

Starting up new projects requires financial strength and a long-term view of the market, as well as the ability to adapt to circumstances and new information as this arises. The Marula Platinum mine, which is one of the first projects to have come into production on the Eastern Limb of the Bushveld Complex is a case in point. While the surface infrastructure and processing facilities have been brought smoothly into production, the geology of the orebody presented a number of mining challenges which has resulted in the project being significantly behind schedule. The steeper, more variable dips have resulted in slower development rates and have hindered the viability of the mechanized mining techniques initially chosen for the mine. Using the skills gained elsewhere within our group, we have reviewed the mining plan and implemented revisions incorporating mechanized development combined with conventional stoping. The new hybrid plan has already resulted in significant improvements in mining rates and, indeed, will deliver additional platinum ounces per annum over the life of the mine. With hindsight, more trial mining should have been conducted prior to implementation of the mining plan. Turning the mine into a profit generator is expected but remains a challenge.

In Zimbabwe, we have progressed cautiously with our investment. The Mimosa mine – which continues to be one of the most efficient, low-cost operations in the world – has successfully concluded its expansion


783
2 090
1 250
1 787
1 822
FY00
FY01
FY02
FY03
FY04

Group capex
(R million)

Mining companies must go where the orebodies are

programme this year, and still further expansion is now being considered by the joint venture partners. The current plan at Zimplats is to expand in stages thereby minimising the risk, while maximizing the benefits to be gained through our pre-eminent position on the Great Dyke.

Operating in Zimbabwe can be difficult given both the socio-political dynamics and hyper-inflationary economic circumstances. Recent government moves on introducing additional indigenization quotas without due consultation are of great concern to us. Nonetheless, both Mimosa and Zimplats have continued to operate and grow in line with our expectations, and our relationship with the government has been amicable, driven by issues of mutual concern. We await clarity on the impending changes to the mining law in that country as a prerequisite to any further significant investments.

Positioning the group at home and abroad

Ensuring that we not only comply with local empowerment or indigenization legislation, but that we are positioned to take advantage of the opportunities that present themselves, is an important element in our strategy.

In South Africa, this entails grappling with issues such as transformation in such a way that we not only comply with legislation that has been set, but that we also address the issues so as to provide the group with a competitive advantage. Implats has a history of a participative approach, and using the full capacity of the people within the organization – be they female or male, black or white – makes business sense. To drive this process, the board has appointed a transformation committee, to develop strategy, set targets and monitor progress and I look forward to reporting on this in years to come.

In line with government's increased focus on beneficiation, Implats recognizes the importance of developing a local beneficiation industry and to this end has entered into a platinum jewellery beneficiation venture, Silplat, with Silmar S.p.A., a leading Italian jewellery manufacturer, South African jewellery producer, SA Link, specialist corporate finance house Micofin Corporate Services and Swedish-UK consortium, Saab-BAE Systems. Silplat, which is based in Cape Town, was officially opened by the Minister of Minerals and Energy in April 2004.

Implats' contribution to the venture is in two parts; firstly, a direct equity investment of $2 million for a stake in Silplat of 17.5%. (Investment, both foreign and local, in Silplat totals $25 million.) Secondly, Implats will facilitate the supply of metal through a platinum loan of up to 1 000 kg, of which 171 kg has already been taken up. Silplat will only pay Implats for the metal once it has despatched the platinum jewellery from its premises and will pay a commercial lease rate on the outstanding portion of the platinum loan.

I have touched briefly on the issues relating to mining in Zimbabwe. The ultimate truth for mining companies is that we must go where the orebodies are, and we must ensure that we can develop those assets with a long-term vision. Who would have thought 10 years ago that, today, resources companies from all over the globe would be investing in Russia or China.

In this context, it is incumbent on management to mitigate the risks of investing in this region to an acceptable level. This will require ongoing dialogue with the governments of Zimbabwe and South Africa to ensure that our business investments can be secured, and our aspirations for those businesses realised, while working within the socio-political frameworks required by these governments.

Shareholder returns

Our primary driver is the delivery of shareholder returns. Among the issues currently being considered by the group are the optimization of the balance sheet, the distribution of excess cash, the broadening of our shareholder base and increasing liquidity.

We anticipate that, in the absence of any acquisition opportunities, just more than half the net inflow from the Lonplats transaction in FY2005 (of $668 million) could be



South Africa	58%
USA	16%
England and Wales	14%
Other Europe	6%
Other countries	5%
Below threshold	1%

Share ownership
(FY2004)

Whereas profit should be significantly enhanced by the proceeds from the sale of the interest in Lonplats, headline earnings are expected to decrease modestly, but this will depend to a substantial extent on the prevailing exchange rate

available for distribution to shareholders in some form after allowing for our substantial capital requirements for our growth projects. Having consulted broadly with shareholders, we are considering a number of avenues including a share buy-back or a special dividend.

For some years now we have been engaged in an active investor relations programme to both broaden our investment base and to interact with shareholders. Having embarked on a sponsored level 1 ADR programme in January 2003, a further ADR split and a Dividend Reinvestment Plan for ADR holders was implemented in early 2004. We are currently considering upgrading this programme to a Level 2 and applying to list on a major US stock exchange. This will be initiated once we have concluded the corporate activity with which we are currently involved.

Prospects

The market fundamentals for platinum are forecast to remain sound. Automotive demand will be the key driver for platinum, with a recovery in jewellery providing a more supportive role. However, palladium and rhodium may fall victim to growing supply and above ground inventories whilst nickel should remain firm on the back of strong demand and very little growth in supply.

Implats' consistent growth in production is set to continue over the next four years, with production potentially rising to about 2.3 Moz in FY2008. Production for FY2005 will grow from Implats' managed production and from its traditional IRS production, but the once-off windfall of platinum processed on behalf of Lonplats will not be repeated. Consequently, refined platinum production is expected to decline to about 1.8 Moz in FY2005. At the same time, unit cost increases are expected to be in line with inflation.

Whereas profit should be significantly enhanced by the proceeds from the sale of the interest in Lonplats, headline earnings are expected to decrease modestly, but this will depend to a substantial extent on the prevailing exchange rate.

Thanks

A group the size of ours owes thanks to many. Five new members have joined our board in anticipation of a number of retirements and in embracing transformation and best practices in corporate governance at the board level.

Sadly, we bid farewell to Peter Joubert (our Chairman for the past two years and board member for nine). We thank him for the significant contributions he has made to Implats and for his leadership during a period of growth and change at Implats.

We look forward to working with Dr Fred Roux, our new Chairman, and to the contribution he will make to the board.

Our management team has remained intentionally small and lean, despite the fact that we have significantly grown our asset base and interests, has continued to be multi-disciplinary and innovative, and our performance in meeting our objectives is – in large part – a result of its efforts.

And our thanks too are extended to our loyal employees who have continued to make the difference at an operational level, delivering a sterling performance, under sometimes adverse circumstances.

Keith Rumble
Chief Executive
27 August 2004

Group value-added statement

For the year ended 30 June			
(R million)	**2004**	2003	% change
Sales	**11 809.1**	11 807.0	0.0
Net cost of products and services	**4 694.8**	4 421.2	(6.2)
Value added by operations	**7 114.3**	7 385.8	(3.7)
Income from investments and interest	**495.8**	1 280.5	(61.3)
TOTAL VALUE ADDED	**7 610.1**	8 666.3	(12.2)
Applied as follows to:			
Employees as salaries, wages and fringe benefits	**2 452.0**	2 231.1	(9.9)
The state as direct taxes	**1 141.3**	1 936.4	41.1
Royalty recipients	**414.4**	598.0	30.7
Providers of capital	**1 565.1**	2 363.0	(33.8)
Financing costs	**67.1**	33.3	(101.5)
Dividends	**1 498.0**	2 329.7	35.7
TOTAL VALUE DISTRIBUTED	**5 572.8**	7 128.5	(21.8)
Re-invested in the group	**2 037.3**	1 537.8	32.5
Amortisation and depreciation	**572.3**	452.4	(26.5)
Reserves retained	**1 465.0**	1 085.4	35.0
	7 610.1	8 666.3	(12.2)



Employee costs	32.2%
Retained for future growth	26.8%
Capital providers	20.6%
Taxation and royalties	20.4%

FY2004



Employee costs	25.8%
Retained for future growth	17.7%
Capital providers	27.3%
Taxation and royalties	29.2%

FY2003

Responding to the Mining Charter

The Minerals and Resources Development Act, which came into effect in May 2004, will play an important role in the transformation of the mining industry as a whole. Implats has begun to establish processes and put in place structures to enable it to comply (and to monitor this compliance), with the new minerals legislation and the accompanying Broad-Based Socio-Economic Charter for the Mining Industry. Implats recognises the rights of employees and communities affected by its operations. It also aims to develop the potential of employees, both inside and out of the workplace. The board has appointed a Transformation Committee to lead the process of change and to ensure compliance with legislation. The following is a brief response to the Charter. A more detailed response may be found in the Corporate Responsibility Report 2004.

1 **Human Resource Development** ✓

- Implats offers every employee the opportunity to be **functionally literate** and **numerate**. Some 21.4% of all employees are functionally literate and numerate. Adult Basic Education (ABET) classes are available at all the group's operations on a full or part-time basis. In FY2004, 571 employees participated in ABET at a cost to the company of R5.1 million.
- Implats' **Integrated Workplace Skills Development Plan** has been accepted by the Mine Qualifications Authority (MQA). R130 million was spent on skills development programmes in FY2004, with some 85% of the workforce having undergone formal training during the year. A particular emphasis is placed on skills development for Historically Disadvantaged South Africans (HDSAs). (*HDSA is defined as any person or community disadvantaged by unfair discrimination prior to the new constitution coming into effect in 1993. It includes people of colour, women and disabled persons.*) R50 million was spent specifically on the development of HDSA employees on accelerated development programmes.
- **Mentorship programmes** have been developed for those identified with potential, predominantly amongst HDSA employees and employees from the Royal Bafokeng Nation.


10.3
23.5
29.3
31.2
43.1
45.1
39.4
42.3
Senior management
Middle management
Skilled
Total

Employment equity targets – %
— Current (FY2004) — FY2006

2 **Employment equity** ✓

- Implats has published its **employment equity plan** which has been submitted to the Department of Labour. But, in order to meet the targets set by the new minerals legislation, the group has embarked on additional measures to advance employment equity related both to previously disadvantaged employees and women. These include revised recruiting procedures, additional funding, a "space creation" programme, mentorship schemes, bursaries and graduate recruitment.
- The group's employment equity framework has been developed in **consultation with employee representatives**, and consultative employment equity committees have been set up at all operations. Progress in employment equity has become an important feature in the performance evaluations of managers.
- Currently, 33% of the group's manager's comprise HDSAs (22% at the mining and mineral processing operations, 42% at Refineries and 33% at the corporate office).
- **Talent pools** have been identified within the HDSA ranks, with individual development plans being established. A strategy has been developed to fast track HDSA employees into the Paterson E-level band.
- Only 2.6% of the overall workforce are **women** (2.9% at mines, 15% at Refineries, 13.4% at Mineral Processes, and 30.6% at corporate office). In addition to the employment equity programme, specific interventions include the development of champions and incentives, diversity management programmes and the evaluation and provision of the requisite facilities and policies. (*Management is defined as everyone from D level up on the Paterson Grading System.*)

3. **Foreign labour** ✓

- Currently, 23.6% of the Implats' workforce is foreign. (*A foreign labourer is defined as a person who is engaged in a paid activity in a country of which he or she is not a national.*) Implats does not discriminate against foreign labour. The group subscribes to the ILO conventions which accord migrant workers equality before the law regarding human rights and labour legislation. An important aim of the group's Transformation Department is to promote a culture of respect for diversity.

4. **Mine community and rural development** ✓

- Implats takes seriously its commitment to maximize the sustainable socio-economic development of communities in which it operates to act as a catalyst for development once the mining cycle ends.

4. **Mine community and rural development (continued)**
   - Implats' strategy includes co-operating in the formulation of Integrated Development Plans (IDPs) at a national, regional and local level. Involvement includes taking a leadership role where this is necessary, facilitating industry co-operation and engaging with mine communities. This co-operation is now being extended to labour-sending areas. Key areas of co-operation and influence are the areas around Rustenburg (the Rustenburg Local Municipality, the Bojanale Platinum District Municipality), Springs and Steelpoort (the Sekhukhuneland and Greater Tubatse district municipalities).

5. **Housing and living conditions** ✓
   - The company subscribes to the ideal that employees should reside with their families in a stable healthy environment within commuting distance of their workplace.
   - A **housing forum**, established on 18 February 2004 and comprising representatives of management and unions, is investigating all accommodation issues, including upgrading company houses and hostels and promoting home ownership through the in-house Home Ownership Scheme. In FY2004, 190 employees became home owners through this scheme.
   - It remains a reality though that there will always be a sizeable portion of employees who will choose not to move their families to their region of work and it is the company's intention to **convert current hostels** into private single accommodation units.
   - A recent evaluation of the **nutritional value of the meals** served to Impala Platinum hostel residents resulted in the appointment of a new contractor to serve more nutritious, balanced meals with effect from September 2004.


21 119
12 933
9 881
5 900*
FY92
FY00
FY04
FY10
Hostel occupancy
(No of employees)
* Target

6. **Procurement** ✓
   - Implats has developed a **procurement policy** which will encourage both the identification and development of accredited HDSA suppliers, and increase the company's spend with such suppliers. (The policy can be found on the company's website at www.implats.co.za). The principles contained in the policy were communicated to more than 4 000 existing suppliers to encourage them to transform their businesses, and to new and potential suppliers so that they may understand the company's requirements.
   - **Targets are in place** for procurement from HDSA companies, at both a group and an operational level. Total affirmative procurement spend in FY2004 was R500 million, well in excess of the target of R400 million. A target of 20% of total procurement through HDSA companies has been set for FY2009.

7. **Ownership and joint ventures** ✓
   - Implats is **committed to achieving the ownership targets** set in the minerals legislation and is on track to achieve this within the specified timeframe. The group has – since a land-mark deal in the late 1990s – had the Royal Bafokeng Nation (RBN) as a significant shareholder (1.5%) in the group. This is over and above the royalty agreement with the RBN that exists over the Impala lease area that has seen the payment to the RBN of some R2.5 billion for the last five years. The recently announced sale of Implats' 27.1% stake in Lonplats will lead directly to the creation of Incwala, intended to become a leading empowerment company in the South African resources sector. Implats' Marula operation, has since project inception in 2000, envisaged a broad-based BEE stake.

8 **Beneficiation** ✓
   - **Implats supports the efforts by** government to establish industries that add value to the metals and minerals mined in South Africa. Through its world-class precious and base metals refineries Implats is not only able to refine the metals to the required specifications of end users – from ingots to salts – but also offer these facilities to other producers locally and internationally. Through its agreement with A1 Services and Supplies Inc in the United States, Implats is the largest recyler of autocatalysts in the world, all of which are brought into the country from the US.
   - Implats has participated in the first platinum **jewellery beneficiation project** in the country. It also provides metals to one of the largest producers of autocatalysts for local production.

9 **Reporting** ✓
   - Implats published its first "scorecard" in response to the charter in the 2003 Annual Report. The scorecard has been updated in this report and is reported on more fully in the group's Corporate Responsibility Report 2004.

Statistics

Income statements (for the years ended 30 June)

(R million)	**2004**	2003	2002	2001	2000
Sales	**11 809.1**	11 807.0	11 901.5	11 969.1	7 003.6
Platinum	**7 941.2**	7 390.5	6 137.4	5 253.2	3 017.2
Palladium	**1 119.2**	1 682.5	2 580.9	3 129.0	1 689.2
Rhodium	**677.0**	1 158.8	1 788.3	2 199.1	1 218.0
Nickel	**1 283.6**	938.3	681.6	700.2	600.4
Other	**788.1**	636.9	713.3	687.6	478.8
Cost of sales	**(7 549.4)**	(6 523.3)	(5 561.0)	(5 003.2)	(3 804.2)
On-mine operations	**(3 667.7)**	(3 251.1)	(2 567.5)	(2 330.1)	(1 997.6)
Concentrating and smelting operations	**(967.4)**	(801.1)	(642.6)	(492.5)	(440.7)
Refining operations	**(477.2)**	(411.5)	(354.7)	(333.3)	(307.9)
Amortisation of mining assets	**(572.3)**	(452.4)	(248.8)	(212.2)	(139.9)
Metals purchased	**(2 259.2)**	(1 474.1)	(1 883.4)	(1 968.8)	(698.8)
Increase/(decrease) in metal inventories	**394.4**	(133.1)	136.0	333.7	(219.3)
Gross profit	**4 259.7**	5 283.7	6 340.5	6 965.9	3 199.4
Net foreign exchange transaction (losses)/gains	**(216.0)**	(328.8)	130.8	157.7	20.0
Other operating expenses	**(241.2)**	(252.6)	(203.9)	(117.1)	(96.6)
Other income/(expenses)	**11.4**	(54.7)	(98.0)	(63.2)	42.0
Profit from sale of subsidiaries	**322.3**				
Finance income – net	**71.5**	285.8	265.5	383.3	228.2
Share of profit of associates	**328.4**	725.0	697.3	647.3	220.0
Royalty expense	**(414.4)**	(598.0)	(804.4)	(890.3)	(406.4)
Profit before tax	**4 121.7**	5 060.4	6 327.8	7 083.6	3 206.6
Income tax expense	**(1 141.3)**	(1 622.1)	(1 736.4)	(2 431.1)	(949.1)
Profit for the year	**2 980.4**	3 438.3	4 591.4	4 652.5	2 257.5
Attributable to minority interest	**(17.4)**	(23.2)	(9.9)	(5.4)	(2.5)
Profit attributable to equity holders of the company	**2 963.0**	3 415.1	4 581.5	4 647.1	2 255.0
Earnings per share (cents)					
– basic	**4 450**	5 131	6 902	7 024	3 422
– headline (basic)	**3 966**	5 140	6 877	7 035	3 394
Dividends per share (cents)					
– interim + proposed	**2 100**	2 650	3 700	3 800	1 760
– special				3 000	

A more comprehensive history going back to 1997 is available in the online Annual Report on the corporate website at www.implats.co.za

Balance sheets (as at 30 June)

(R million)		2004	2003	2002	2001	2000
ASSETS						
Non-current assets		**12 357.7**	11 391.2	9 324.1	6 833.4	4 321.1
Property, plant and equipment		**9 635.6**	8 808.9	6 218.4	5 230.6	3 357.3
Investments and other		**2 722.1**	2 582.3	3 105.7	1 602.8	963.8
Current assets		**4 680.2**	4 878.1	5 448.3	5 162.3	4 504.3
Total assets		**17 037.9**	16 269.3	14 772.4	11 995.7	8 825.4
EQUITY AND LIABILITIES						
Capital and reserves		**10 684.8**	9 877.4	9 284.0	6 715.6	5 716.4
Minority interest		**128.1**	418.9	61.6	19.2	13.8
Non-current liabilities		**2 541.5**	2 213.1	1 683.4	1 465.2	1 195.1
Borrowings			62.7	86.3	113.1	137.6
Deferred income tax liabilities		**2 271.9**	1 886.7	1 389.6	1 156.1	889.7
Provision for long-term responsibilities		**269.6**	263.7	207.5	196.0	167.8
Current liabilities		**3 683.5**	3 759.9	3 743.4	3 795.7	1 900.1
Total equity and liabilities		**17 037.9**	16 269.3	14 772.4	11 995.7	8 825.4
Cash, net of short-term borrowings		**635.6**	2 119.8	3 123.5	3 013.1	3 081.4
Cash, net of all borrowings		**635.6**	2 057.1	3 037.2	2 900.0	2 943.8
Current liquidity (net current assets excluding inventories)		**(233.1)**	270.8	784.8	587.3	2 164.6
IMPLATS SHARE STATISTICS						
No. of shares in issue at year-end	(m)	**66.6**	66.6	66.6	66.3	66.1
Average number of issued shares		**66.6**	66.6	66.4	66.2	65.9
Number of shares traded		**65.5**	71.3	50.0	36.4	31.7
Highest price traded	(cps)	**64 100**	65 001	72 000	47 300	29 600
Lowest price traded		**41 650**	34 600	28 700	23 980	15 400
Year-end closing price		**47 100**	44 600	57 180	40 360	25 220

A more comprehensive history going back to 1997 is available in the online Annual Report on the corporate website at www.implats.co.za

US Dollar statistics (for the years ended 30 June)

($ million)	**2004**	2003	2002	2001	2000
Sales	**1 716.4**	1 303.3	1 184.2	1 572.8	1 108.2
Cost of sales	**(1 100.0)**	(723.2)	(548.8)	(657.5)	(601.6)
On-mine operations	**(534.4)**	(360.4)	(253.3)	(306.2)	(315.9)
Concentrating and smelting operations	**(141.0)**	(88.8)	(63.4)	(64.7)	(69.7)
Refining operations	**(69.5)**	(45.6)	(35.0)	(43.8)	(48.7)
Amortisation of mining assets	**(83.4)**	(50.2)	(24.6)	(27.9)	(22.1)
Metals purchased	**(329.2)**	(163.4)	(185.9)	(258.7)	(110.5)
Increase/(decrease) in metal inventories	**57.5**	(14.8)	13.4	43.8	(34.7)
Gross profit	**616.4**	580.1	635.4	915.3	506.6
Net foreign exchange transaction (losses)/gains	**(31.5)**	(36.5)	12.9	20.7	3.2
Other operating expenses	**(35.1)**	(28.0)	(20.1)	(15.4)	(15.3)
Other income/(expenses)	**48.6**	(6.1)	(9.6)	(8.3)	6.6
Financial income – net	**10.4**	31.7	26.2	50.4	36.1
Share of results of associates before tax	**47.9**	80.4	68.8	85.1	34.8
Royalty expense	**(60.4)**	(66.3)	(79.4)	(117.0)	(64.3)
Profit before tax	**596.3**	555.3	634.2	930.8	507.7
Taxation	**(166.3)**	(179.9)	(171.4)	(319.5)	(150.1)
Profit for the year	**430.0**	375.4	462.8	611.3	357.6
Attributable to minority interest	**(2.5)**	(2.6)	(1.0)	(0.7)	(0.4)
Profit attributable to equity holders of the company	**427.5**	372.8	461.8	610.6	357.2
Earnings per share (cents)	**642**	560	696	923	542

Note: Income and expenditure have been converted at the average exchange rate for the year. Sales reflects actual Dollar receipts.

A more comprehensive history going back to 1997 is available in the online Annual Report on the corporate website at www.implats.co.za

Operating statistics (for the years ended 30 June)

		2004	2003	2002	2001	2000
Gross refined production						
Platinum	(000 oz)	**1 961**	1 673	1 387	1 291	1 199
Palladium	(000 oz)	**1 046**	893	732	681	636
Rhodium	(000 oz)	**251**	215	177	164	155
Nickel	(000 t)	**16.4**	14.7	13.0	14.0	13.8
Impala refined production						
Platinum	(000 oz)	**1 090**	1 040	1 025	1 002	1 020
Palladium	(000 oz)	**501**	478	489	481	493
Rhodium	(000 oz)	**116**	134	123	128	131
Nickel	(000 t)	**6.9**	8.0	7.7	7.0	7.2
IRS refined production						
Platinum	(000 oz)	**871**	633	362	289	179
Palladium	(000 oz)	**545**	415	243	200	143
Rhodium	(000 oz)	**135**	81	54	36	24
Nickel	(000 t)	**9.5**	6.7	5.3	7.0	6.6
IRS returned metal (Toll refined)						
Platinum	(000 oz)	**501**	252	152	164	102
Palladium	(000 oz)	**314**	174	102	116	93
Rhodium	(000 oz)	**97**	18	16	21	17
Consolidated statistics						
Exchange rate:	(R/$)					
Closing rate on 30 June		**6.17**	7.52	10.32	8.06	6.92
Average rate achieved		**6.88**	9.06	10.16	7.68	6.40
Free market revenue per platinum ounce sold	($/oz)	**1 140**	939	934	1 376	1 005
Revenue per platinum ounce sold	($/oz)	**1 116**	935	934	1 321	904
	(R/oz)	**7 678**	8 471	9 489	10 145	5 786
Prices achieved						
Platinum	($/oz)	**773**	597	485	586	428
Palladium	($/oz)	**223**	264	389	773	465
Rhodium	($/oz)	**548**	646	1 098	2 001	1 223
Nickel	($/t)	**11 843**	7 664	5 594	6 951	7 500
Sales volumes						
Platinum	(000 oz)	**1 495**	1 373	1 251	1 177	1 209
Palladium	(000 oz)	**733**	688	663	543	656
Rhodium	(000 oz)	**179**	193	165	145	171
Nickel	(000 t)	**15.8**	13.9	12.0	14.1	14.0
Financial ratios						
Gross margin achieved	(%)	**36.1**	44.8	53.3	58.2	45.7
Return on equity	(%)	**30.0**	36.8	68.2	81.3	55.7
Return on assets	(%)	**24.0**	30.0	49.1	68.0	52.2
Debt to equity	(%)	**5.3**	2.7	1.2	2.0	2.8
Current ratio		**1.3:1**	1.3:1	1.5:1	1.4:1	2.4:1
Operating indicators						
Tonnes milled ex-mine	(000 t)	**19 065**	17 483	15 607	15 184	14 662
PGM refined production	(000 oz)	**3 725**	3 162	2 639	2 464	2 308
Capital expenditure	(Rm)	**1 822**	1 787	1 250	2 090	783
	($m)	**265**	198	123	275	124
Group unit cost per platinum ounce	(R/oz)	**4 132**	3 970			
	($/oz)	**602**	440			

A more comprehensive history going back to 1997 is available in the online Annual Report on the corporate website at www.implats.co.za



We are more than just a mining company at Implats – we are an integral part of our community. As the union representative on the management/union HIV/AIDS forum, Abram Zulu plays a pivotal role in ensuring that the company assists the local community in developing AIDS awareness on the one hand, and in providing care and support for those in need on the other. Increasingly we are extending our support to the communities from which our employees are drawn.


IMPALA



Implats supports and applies the practices and conduct advocated in King II

Corporate governance

Implats supports and applies the Code of Corporate Practices and Conduct as advocated in the King Report 2002 (King II). Following the release of this report in March 2002, a full audit of the group's corporate governance procedures was conducted at management's request and areas of possible concern were identified and are being addressed. Developments and enhancements to achieve best practice for the benefit of all stakeholders are ongoing.

A focus on sustainable value for shareholders will benefit all the group's other stakeholders.

Board of directors

The board is based on a unitary structure and retains full and effective control over the group. An approval framework defines the authority of management and matters reserved for board approval. The board meets regularly, six times a year, to review the operational performance of the group, strategic issues, the business plan, acquisitions, disposals and other major contracts and commitments, group policies and stakeholder reporting. In addition to the six scheduled board meetings, the board also meets on an ad hoc basis to consider specific issues, as the need arises. During the year under review, two such meetings were held.

The board has adopted a formal board charter regulating the role of the board and outlining matters reserved for board approval. The board charter is available on the company's website www.implats.co.za. All committees of the board operate within agreed terms of reference approved by the board. These were revised in May 2003 to ensure compliance with King II. The terms of reference are considered as dynamic documents which are reviewed regularly. The committees comprise mainly independent directors.

There are 11 independent and four executive directors on the board. Mr TV Mokgatlha, a non-executive director, is not considered to be independent given his relationship with the Royal Bafokeng Nation, with whom the company has a significant contractual arrangement.

The positions of Chairman and Chief Executive Officer are separate, and the Chairman is an independent director.

Five new independent appointments were made to the board during the course of the year to ensure that successors exist for key board positions and to increase the range of skills and experience at the board's disposal. It is necessary to propose these appointments for election at the forthcoming annual general meeting (AGM).

The board now comprises 38% Historically Disadvantaged South Africans (including women), and 19% women.

Board members are elected for three-year terms. Re-election of board members is on a staggered basis to ensure board continuity. Executive directors retire at the AGM following their 63rd birthday, and non-executive directors following their 67th birthday, provided that, in the case of non-executive directors, their terms of office continue on an annual basis, if a majority of their co-directors so request.

Mr PG Joubert, having reached the age of 71, has indicated his intention of resigning at the end of the next AGM. Mr MF Pleming, having reached the age of 68, has been requested by his co-directors and has agreed to continue in office until the end of the calendar year, to ensure a smooth transition of the Health, Safety and Environmental (HSE) Audit Committee.

The curriculum vitae of all directors to be elected or re-elected at the AGM are set out below:

To be elected

Mr RSN Dabengwa (46)
BSc (Elect Eng.) MBA, EDP
(Independent director)
Managing director of MTN(SA). Previously a member of ESKOM's management board responsible for the implementation of the national electrification programme.

Dr K Mokhele (48)
BSc, MSc (Food Science); PhD (Microbiology)
(Independent director)
President and chief executive officer of the National Research Foundation; Director, Iscor Limited.

Ms NDB Orleyn (48)
B Juris, B Proc; LLB
(Independent director)
Director and senior attorney at the law firm Routledge-Modise where she practices as attorney, facilitator, mediator and trainer. Previously CEO at the Council for Conciliation, Mediation and Arbitration and at IMMS, a South African non-governmental organization which provides mediation facilitation, arbitration and training services to employers.

Dr FJP Roux (56)
BSc, MSc, PhD, MBA.
(Independent director)
Non-executive director of Xstrata plc. Previously Chairman of Alusaf and an executive director of Gencor Limited. Prior to that a director of Rustenburg Platinum Mines and senior general manager in JCI's Platinum Division responsible for worldwide marketing and strategic planning.

LC van Vught (61)
BSc (Hons) (Chemistry); B Comm.
(Independent director)
Non-executive director of AECI Limited and Tiger Brands Limited. Previously CEO of AECI Limited and Chairman of Chemical Services Limited.

To be re-elected

JV Roberts (62)
FCIS, ACMA, MBA (Henley)
(Independent director)
Has held numerous positions at board level as executive, non-executive and representative of holding company both in South Africa and foreign countries. Managing director of Meta Solutions and director of Senwes. Joined the board in 1998 as a non-executive director.

During the year directors attended board and committee meetings as follows:

	Board of Directors										Audit Committee						Remuneration Committee						HSE Audit Committee						Nominations Committee				
	29/07/2003*	22/08/2003	18/09/2003	07/11/2003	10/02/2004	20/04/2004*	13/05/2004	08/06/2004	No. of meetings	No. attended	11/08/2003	28/10/2003	02/02/2004	04/05/2004	No. of meetings	No. attended	18/08/2003	30/10/2003	30/01/2004	20/04/2004	No. of meetings	No. attended	18/08/2003	20/10/2003	29/01/2004	05/05/2004	No. of meetings	No. attended	29/07/2003	21/01/2004	20/04/2004	No. of meetings	No. attended
PG Joubert	√	√	√	√	√	√	√	√	8	8	i	i	i	i	4	4	√	√	√	√	4	4	√	√	√	√	4	4	√	√	√	3	3
KC Rumble	√	√	√	√	√	√	√	√	8	8	i	i	i	i	4	4	i	i	i	i	4	4	i	i	i	i	4	4	i	i	i	3	3
DH Brown	√	√	√	√	√	√	√	√	8	8	i	i	i	i	4	4																	
RSN Dabengwa					√	√	a	a	4	2																							
CE Markus	√	√	√	√	√	√	√	√	8	8	i				1	1																	
JM McMahon	√	√	√	√	√	√	√	√	8	8							√	√	√	√	4	4	√	√	√	√	4	4					
MV Mennell	√	√	√	√	√	√	√	√	8	8	√	√	√	√	4	4													√	√	√	3	3
TV Mokgatlha	√	√	√	√	√	√	√	√	8	8	i				1	1																	
K Mokhele								a	1	0																							
DM O'Connor	√	√	√	√	√	√	√	√	8	8	√	√	√	√	4	4																	
NDB Orleyn						√	√	√	3	3																							
LJ Paton			√	√	√	√	√	√	6	6																							
MF Pleming	√	√	a	√	√	√	√	√	8	7													√	√	√	√	4	4	√	√	√	3	3
JV Roberts	√	√	√	√	√	√	√	√	8	8	a	√	√	√	4	3	√	√	√	√	4	4											
FJP Roux							√	√	2	2																							
LC van Vught					√	√	√	a	4	3																							

Key

* = special board meetings
√ = attended
a = apology
i = invitation
□ = not applicable

CE Markus (47)
BA; LLB
(Executive director)
Graduated from the University of Witwatersrand in 1981. Admitted Attorney, Notary and Conveyancer. Articled clerk and professional assistant for Bell Dewar and Hall attorneys. Legal advisor and company secretary for Dorbyl Limited. Non-executive director of Iscor Limited. Joined Implats in 1991 as Legal Advisor and appointed to the board in 1998.

JM McMahon (57)
Pr.Eng; BSc (Mech Eng)
(Independent director)
Graduated from Glasgow University, Scotland as an Engineer in 1968. Held numerous engineering positions on various mining operations and projects. Managing director and executive chairman of Implats from 1990 to 1998. Executive chairman of Gencor Limited and Non-executive Chairman of Implats from 1998 to 2002. Non-executive director since 2002.

Remuneration Committee

Members
John Roberts – Chairman
Peter Joubert
Michael McMahon
Thandi Orleyn

The Remuneration Committee comprises four independent directors, and is chaired by an independent director. During the year, Ms Orleyn was appointed as an additional member of the committee. The Chief Executive Officer is invited to attend all Remuneration Committee meetings, except when his own remuneration is under consideration.

The policy of the group is based on the premise that fair and competitive remuneration should motivate individual achievement to enhance company prosperity, through a balanced mixture of both guaranteed and performance-enhancing incentives to attract and retain highly skilled employees in the group.

The main functions of the Remuneration Committee are to:

- propose the remuneration (including incentive schemes) of executive directors and senior executive schemes
- benchmark remuneration practices against both local and international best practice
- prepare innovative policies to attract and retain the services of highly skilled executives
- ensure that the terms and conditions of service of all staff are equitable and competitive
- ensure that a succession planning process is in place
- monitor employment equity ratios and targets
- administer the share incentive scheme

Employees participate in a bonus scheme, which is based on individual achievements, certain value-added criteria (such as volume and cost) and safety improvements. This isolates the effect of metal prices and exchange rates over which management has no control. All senior employees set objectives for the year and apportionment of the bonus is based on the achievement of these objectives.

Nomination Committee

Members
Vivienne Mennell – Chairperson
Peter Joubert
Mike Pleming

The Committee comprises three independent directors. It assists the board in ensuring that the structure, size, effectiveness and composition of the board and its committees:

- are reviewed regularly
- comprise the requisite mix of skills, experience, diversity and other qualities; and
- are maintained at appropriate levels in order to
  - meet the requirements of sound corporate governance; and
  - function properly and effectively.

The Nomination Committee is responsible for arranging assessments of the board, its directors and its committees; proposing adjustments to the board and its committees, as appropriate; planning for the succession of directors; recommending appointments and re-elections of directors; establishing a formal induction process and ensuring that a training and development programme is in place for board members.

During the year, self-evaluation exercises were conducted on the Audit Committee and HSE Audit Committee to ensure that the committees were effective in fulfilling their mandates and discharging the board's responsibilities. As a result, various issues identified are being addressed. Self-assessments of the Remuneration and Nomination Committees are in progress.

At the last AGM, the maximum number of directors on the Implats board was increased from 14 to 16. During this past year, various additional appointments were recommended to the board (and approved) to ensure that successors exist for key board positions, to increase the range of skills and experience at the board's disposal, and to transform the composition of the board.

Health, Safety and Environmental Audit Committee

Members

Mike Pleming – Chairman
Sifiso Dabengwa
Peter Joubert
Michael McMahon
Tony Scurr (External consultant)
Dirk Theuninck (Executive)

A board appointed Health, Safety and Environmental (HSE) Audit Committee has been in place since 1998. Its role in terms of its mandate is to monitor and review health, safety and environmental performance and standards. The HSE Audit Committee supplements and gives support, advice and guidance on the effectiveness or otherwise of management's efforts in the HSE arena. The committee consists of four independent directors, one executive and a consultant. The Chairman is an independent non-executive director. Mr RSN Dabengwa was appointed as an additional member of the committee during the year.

The Committee meets at least once a quarter. Meetings are held alternately at the operations, coinciding with visits to sites of HSE importance/ relevance, or at Implats' head office. At all meetings, Implats' overall performance in all areas of health, safety and the environment is critically appraised. Internal Audit regularly reviews reporting systems to ensure that accidents and injuries sustained by employees/contractors are reported timeously and effectively.

Audit Committee

Members

Lex van Vught – Chairman
Vivienne Mennell
Thabo Mokgatlha
John Roberts

During the year, Mr DM O'Connor resigned as Chairman of the Audit Committee and Mr L van Vught was appointed in his stead. Mr T Mokgatlha was appointed as an additional member. Mr Mokgatlha, a non-executive director, contributes the specific skills associated with his qualification (CA(SA)). The Audit Committee comprises three independent and one non-executive director. Its role is to provide assurance that relevant board duties are discharged by:

- monitoring the integrity of the financial statements and other relevant external financial reports of Implats and reviewing all significant inputs, judgements and outputs in order to present a balanced and understandable assessment of the position, performance and prospects of Implats, as appropriate
- reviewing the company's internal financial control and financial risk management systems in order to safeguard Implats' assets
- monitoring and reviewing the effectiveness of Implats' internal audit functions
- recommending to the board the appointment of the external auditors, approving the remuneration and terms of engagement of the external auditors and monitoring their independence, objectivity and effectiveness, taking into consideration relevant professional and regulatory requirements

The committee, in carrying out its tasks, has a wide range of powers to consult both internally and externally. The overriding principle is that the committee shall be provided with sufficient resources to undertake its duties.

Its terms of reference allow the investigation into any activity of the company and permit the seeking of information or advice from any employee in the course of its duties. The Chairman of the Audit Committee meets once a year on an individual basis with the external and internal auditors, the Chief Executive Officer and the Chief Financial Officer, without any other executive member of the board in attendance.

The Audit Committee oversees the Risk Management Committee. A "whistle blowing" toll-free helpline is in place to facilitate the confidential reporting of alleged incidents which are communicated to the Chairman of the board.

Risk management

Membership of the Risk Management Committee is set out on page 33. Implats' philosophy on risk management is founded on the conviction that the most successful mining operations in the long run are those that are able to understand and effectively manage the inherent uncertainties associated with mining. For Implats, risk management is about maintaining an appropriate balance between reaping rewards and the concomitant risks.

In 2002, the board directed management to establish a programme aimed at integrating the current risk management activities in the various operations and core functions.

The programme was initiated in early 2003 with the appointment of a group risk manager and the establishment of a group Risk Management Committee. This committee functions as an integral part of the board's governance structures.

The Risk Management Committee Charter approved by the board defines the committee's terms of reference and responsibilities.

The following critical steps towards the establishment of an integrated or enterprise-wide risk management system have been completed:

- approval of the Risk Management Committee Charter by the board.
- development of a common Implats risk assessment methodology which is defined by a framework, process and system that are based on contemporary best practice. This methodology will be used in all Implats' operations and functions.
- establishment of and communication to all managers of a Risk Management Policy and Code of Practice applicable to all operations and activities of Implats. The code of practice was used to develop the training material for risk champions.
- appointment and training of risk champions in all areas and functions of Implats.
- development of a common risk management system and information repository.
- development of an Implats Assets and Business Interruption Insurance Underwriters Guide that serves to integrate and align the activities of risk management and insurance.
- development of a group risk framework and profile following a strategic review of all risks faced by Implats.
- the inherent strategic risks identified are reviewed and monitored by the board on an ongoing basis.

Furthermore, the board reviews and monitors all management activities in the areas identified to ensure sustainability and continuous improvement in the management of these risks and that appropriate and timely action is taken on the inevitable changes in the external and internal business environment

Internal control systems

The group maintains accounting and administrative control systems designed to provide reasonable assurance that the accounting records accurately reflect all transactions; are executed and recorded in accordance with sound business practices; that the assets are safeguarded; and that protection is provided against serious risk of error or loss, in a cost-effective manner.

An internal audit department, which holds regular meetings with management and the Audit Committee and has direct access to the Chairman of the board, independently monitors these controls. Nothing has come to the attention of the directors to indicate that any material breakdown in the functioning of these controls has occurred during the year under review.

Insurable risks

With the hardening in insurance markets worldwide, particularly in the wake of the tragic events of 11 September 2001, the company has not been able to secure full-value insurance coverage. A review of the group's major insurable risks and associated potential monetary losses revealed that the company has adequate cover. The company has taken steps to ameliorate potential losses through a variety of means, including "normal" insurance and a degree of self-insurance and robust, pure risk management programmes.

Despite the company's best endeavours, certain conditions within insurance policies do not allow the company full insurance cover for tailings dams which could, upon failure, result in a partially uninsured loss. To mitigate this loss, the company has stepped up monitoring procedures of the tailings dams. There also remains an uninsured layer under the current insurance policy, this is not considered material (from R51 million to R100 million).

Legislation

The new Mineral and Petroleum Resources Development Act (the Act), which came into effect on 1 May 2004, has profound implications for the mining industry.

Together with the Broad-Based Socio-Economic Empowerment Charter for the Mining Industry (Mining Charter), the Scorecard for the Mining Charter and the Royalty Bill, this represents a significant departure from the previous legislative regime and will govern the security of tenure of mineral resource and reserve assets for all South African mining and prospecting operations. Although the interim arrangements provided for in the Act allow for a five-year period to complete the conversion process, Implats is fully committed to converting all the old order mining rights obtained in terms of the Minerals Act of 1991 during FY2005. Significant milestones such as the BEE participation at Marula and the Incwala Resources arrangement are in the public domain and are detailed elsewhere in the annual report.

In terms of the new minerals legislation, a mining right may be granted for a period not exceeding 30 years. It is presently envisaged that most of Implats' mineral resources and reserves areas within South Africa will be mined out within this period. An extension will be required for some areas. Mineral resources presently contained within old order prospecting right areas also form an important part of the long-term mine plans and due priority will be allocated to these for the eventual progression to new order mining rights.

Transformation

The business plan of the organisation includes interventions to support the transformation process, to develop and empower our workforce and to accommodate both anticipated and recently promulgated legislation.

Our commitment to the process of unlocking the potential of our employees applies in particular to those who fall into the category of designated groups. All our developmental programmes, succession planning, career path programmes and bursary projects take cognisance of this commitment.

Numerous steering committees have been established and specific numerical targets have been set over a five-year period to achieve a workplace free of discrimination. The planned target levels and the levels of achievement are set out in the table on page 32. Some progress against targets has been made, particularly at supervisory and management levels but there is still some way to go to meet the set targets.

The report (on page 32) is a requirement in terms of the Employment Equity Act, the targets of which will be reviewed periodically.

Employee participation

The group is committed to open and transparent communication with employees and employee participation is encouraged through various short-term and long-term initiatives and campaigns. A quarterly Leadership Summit facilitates communication between management and employee representatives across the organisation. In addition, representatives of all unions serve on key committees such as Impala's HIV/AIDS and Best Practice Committees.

Code of values

The group has adopted a code of values governing the manner in which it does business with its stakeholders and, in particular, covering business integrity and development, and the safety of employees. These are detailed on page 5 of this report. The process whereby employees have committed themselves to these values has resulted in the development of the principles of that code into a "Value Statement" which interprets those values in a practical and easily understandable form. All employees and directors are required to adhere to the ethical standards contained in this code.

Ethics

Impala has a bona fide code of business practices to which all employees and suppliers are expected to adhere. The policy outlines conflicts of interest, the prevention of dissemination of company information, the acceptance of donations and gifts, and protection of the intellectual property and patent rights of the company. The policy outlines the disciplinary action (including dismissal or prosecution) which will be taken in the event of any contravention.

A formal, comprehensive, ethics policy embracing all operations in the group is being prepared for formal adoption during the forthcoming year. Procedures will be put in place to ensure compliance with recently promulgated legislation by all operations.

Shareholders

Implats communicates regularly with shareholders and other stakeholders regarding its financial and operational performance. Communication with interested institutional and private investors pays due regard to the statutory and regulatory requirements on the communication of price sensitive information by the company and its officers.

Investors, fund managers, analysts, the media and the market are kept fully, timeously and honestly informed on all developments. It is company policy to pay dividends twice a year, at the end of the interim financial period (when approximately one-third of the dividend is paid) and at the end of the financial year (when usually the remaining two-thirds are paid). While the payment of dividends is not guaranteed, they have been paid consistently for the previous five years. Currently, the dividend cover is 1.9. The company has paid a special dividend previously and would consider doing so again if there was cash available in excess of the company's requirements and it elected not to pursue any other means of returning excess cash to shareholders.

The shareholder communication functions of the group secretary and the share registrar are supported by an investor relations programme which operates in South Africa, Europe and the United States. This programme is aimed at maintaining contact with institutional shareholders, fund managers and analysts in these countries, and the media, and to undertake formal financial disclosure through the interim and annual results announcements, the annual report, roadshows, press releases, ad hoc investor meetings, participation in investment conferences and the website. In particular, roadshows and teleconference calls also provide investors with the opportunity to communicate with management and to make recommendations to the board. Management is also open to meetings requested by shareholders and contact details are available on the website.

The results announcements, both interim and annual, take the form of live presentations which are webcast simultaneously. Inter-national conference calls are also held. All presentations, webcasts and conference call transcripts are available on the website. In addition, copies of all presentations made by executive management are posted on the website.

Access to information

Implats has complied with the requirements of the Promotion of Access to Information Act of 2000. The corporate manual is available on the website and from the Group Secretary.

The group observes a closed period from the end of the relevant accounting period to the announcement of interim or year-end results, during which neither directors nor employees can deal, either directly or indirectly, in the shares of Implats or its listed subsidiaries.

Sponsor

Deutsche Bank is the corporate sponsor, in compliance with the JSE's listing requirements.

Employment equity targets

	Current Total employees	Current Total designated*	Current % designated*	FY2006** % target*
Senior management	78	8	10.3	23,5
Middle management	454	133	29.3	31,2
Skilled	1 844	794	43.1	45,1
Total	2 376	935	39.4	42,3

* The term "designated employee" refers to those employees designated in terms of the Employment Equity Act as having been historically disadvantaged.

** Negotiated targets as required in terms of the Employment Equity Act.

Effects and implications of the annual general meeting

The AGM provides an opportunity for shareholders to question the board including the chairpersons of the various board committees.

The notice of the AGM set out on page 144 will have the following effects and implications.

Item

1. To approve the annual financial statements for the year ended 30 June 2004.
2. To elect Messrs RSN Dabengwa and LC van Vught, Drs FJP Roux and K Mokhele, and Ms NDB Orleyn as directors of the company.
3. Re-elect as directors of the company Ms CE Markus, Messrs JV Roberts and JM McMahon, who retire from office at the meeting.
4. To approve the remuneration of the non-executive directors for the forthcoming year.
5. To grant the directors general authority to issue shares in the capital of the company subject to a maximum of 10% of the issued capital and the provisions of the Companies Act.
6. To extend for a further year the authority of the directors to issue shares in the capital of the company for cash subject to the provisions of the JSE Securities Exchange South Africa's listings requirements. The annual amount, which can be issued, is limited to 15% of the issued share capital. The resolution requires a 75% majority vote of members present at the meeting to approve the resolution.

Special business

7. To extend for a further year the authority of the directors to buy-back a maximum of 10% of the company's issued share capital. The special resolution requires approval by a 75% majority of members present at the meeting.

Executives and senior management

Executive committee

Keith Rumble
Chief Executive Officer

David Brown
Chief Financial Officer

Rob Dey
Group Engineering Manager

Derek Engelbrecht
Marketing Executive

Ramun Mahadevey
Group Secretary and Senior Manager Legal Services

Cathie Markus
Executive Director

Humphrey Oliphant
Human Resources Executive

Les Paton
Executive Director

Mike Rossouw
Group Consulting Engineer – Assets and Risk

Dirk Theuninck
Operations Executive – Refineries

Paul Visser
Operations Executive – Rustenburg

Risk Management Committee

Area of responsibility: Minimising risk to assets and income earning capacity
Mike Rossouw (Chairman)
David Brown
Rob Dey
Bob Gilmour
Cathie Markus
Chris McDowell
Humphrey Oliphant
Dirk Theuninck
Henk van Veen
Paul Visser

Hedging Committee

Area of responsibility: Hedging metal sales and conversion of foreign exchange proceeds to Rands
Keith Rumble (Chairman)
David Brown
Derek Engelbrecht
Johan van Deventer

Implats Environmental Management Committee

Area of responsibility: Managing and rectifying the impact which mining and processing have on the environment
Dirk Theuninck (Chairman)
Paul Dunne
Pierre Lourens
Cathie Markus
Johan van Deventer
George Watson

Business Development Committee

Area of responsibility: Identifying new business opportunities
Bob Gilmour (Chairman)
Rob Dey
Paul Finney
Les Jagger
Deon Janssen
Chris McDowell
Les Paton
Johan Theron

Board and management



Khotso Mokhele (48) ▷
BSc (Agriculture), MSc (Food Science), PhD (Microbiology). Director Iscor Limited, President and Chief Executive Officer of the National Research Foundation. Joined the board in 2004.

Peter Joubert (71) (Chairman) ▷
BA DPWM. Chairman, General Motors (SA), Munich Reinsurance of Africa, BDFM Publishers and Sandvik. Director Delta Electrical Industries and Hudaco. Joined the board in 1995 and appointed as Chairman in 2002.

◁ **Fred Roux (56)**
BSc, MSc, PhD, MBA. Joined the board in 2004. Non-executive director of Xstrata plc.

Mike Pleming (68) ▷
Pr Eng. FIMM. Director, Harmony Gold Mining Company. Joined the board in 1998.

◁ **Thandi Orleyn (48)**
B Juris, B Proc, LLB. Director of Routledge-Modise attorneys. Joined the board in 2004.



◁ **Sifiso Dabengwa (46)**
BSc (Elec Eng) MBA, EDA, Managing Director of MTN(SA). Joined the board in 2004.

John Roberts (62)
FCIS ACMA. MBA (Henley) Director, Senwes Limited. Joined the board in 1998.
▽

△
Daryl O'Connor (66)
CA (SA). Joined the board in 1995.

◁ **Lex van Vught (61)**
BSc (Hons) (Chemistry), B Comm. Director AECI and Tiger Brands Limited. Joined the board in 2004.





Michael McMahon* (57)
Pr.Eng. BSc (Mech Eng). Director of Gold Fields Limited. Joined the group in 1990 as Managing Director, appointed Chairman in 1993 and a non-executive director in 2002.

* British

Thabo Mokgatlha (29)
CA (SA), Financial Director of Royal Bafokeng Resources Management Services (Pty) Limited. Joined the board in 2003 as nominee of the Royal Bafokeng Nation.

Vivienne Mennell (61)
BA, MBA, FCMA, THD. Joined the board in 1990 as financial director. Re-joined the board in 1998 as a non-executive director.





David Brown
(Executive Director and CFO) (42)
CA (SA). Joined the group in 1999 in that capacity.

Keith Rumble
(Chief Executive Officer) (50)
BSc (Hons) MSc (Geology). Joined the group in 2001 in that capacity.



Cathie Markus
(Executive Director) (47)
BA LLB. Joined the group as legal adviser in 1991 and appointed to the board in 1998. Non-executive director of Iscor Limited





Les Paton (Executive Director) (52)
BSc (Hons) (Geology), B Comm. Joined the group as geologist in 1975 and appointed to the board in 2003.





Team work is a thread that runs through everything we do at Implats, and is underpinned by the need to develop capacity within the company. Paul Dunne, General Manager: Mineral Processes, Tania Ehrenreich, Operations Manager at the tailings scavenging plant, and Adele Coetzee, Operations Manager Merensky Plant, form part of a closely-knit team at Mineral Processes where there has been a massive increase in throughput over the past few years. Not only has the operation been able to perform at peak but it has also managed to reduce its impact on the environment at the same time.

Volumes and metal prices had a positive impact on earnings, while the exchange rate had a negative impact


10.16
9.06
7.68
6.88
6.40
FY00
FY01
FY02
FY03
FY04

Average Rand/Dollar exchange rate achieved



Mine-to-market	65.6%
IRS	13.3%
Strategic holdings	11.1%
Barplats	10.0%

Income contribution

Financial review

Key indicators

- Appreciating Rand impacts profit
- Gross margin of 36%
- Profit from the sale of Barplats of R322 million
- Total dividend for year of 2 100 cents per share

The 2004 financial year was a solid one for Implats, despite the challenges posed by the strength of the South African Rand. The gross operating margin for the group was a satisfactory 36%. Group profit of R2.96 billion was 13% lower than in FY2003.

Results for the year

Although sales remained steady in Rand terms at R11.81 billion, the Dollar amount was 32% up from $1.30 billion to $1.72 billion.

Of the major earnings drivers, volumes and metal prices resulted in positive variances, while the exchange rate had a significant negative variance effect on sales.

- **Volumes:** Platinum sales rose 9% in FY2004, while palladium and nickel sales volumes were 7% and 14% higher respectively, resulting in a positive variance of R1 billion.
- **Metal prices:** The increase in the Dollar price of platinum offset the lower palladium and rhodium prices, with the basket price (average Dollar revenue per platinum ounce sold) at $1 116/oz compared to $935/oz in FY2003. This resulted in a positive variance of R2.6 billion.
- **Exchange rate:** The stronger Rand resulted in reduced Rand prices received and a negative exchange rate variance of R3.6 billion was recorded. The average Rand price per platinum ounce sold in FY2004 was R7 678/oz compared to R8 471/oz the previous year, a decrease of 9.4%.

Cost of sales

Total cost of sales rose by 16% to R7.55 billion compared to R6.52 billion in FY2003 as a result of growth of 18% in PGM production. Total cash operating costs amounted to R5.35 billion, a 13.3% increase from R4.72 billion in the previous financial year. The group unit cost per platinum ounce rose by 4.1% to R4 132.

The exchange rate transaction loss for the period amounted to R216 million for the year versus R329 million the previous year. The applicable exchange rate for the translation of debtors/advances on 30 June 2004 was R6.17/$ compared to R7.52/$ on 30 June 2003, a fall of 18%.

Contributions to earnings

Implats' income is derived from three distinct sources – mine-to-market operations, IRS and equity income from investments.

- **Mine-to-market operations:** Revenue is generated by operations owned and managed by Implats such as Impala Platinum, Marula Platinum, Zimplats and Mimosa. Margins for FY2004 were 41% for the Impala lease area, down from 52% for 2003. Zimplats only reflects a mine-to-matte margin (the balance of the margin is included in IRS) which for FY2004 was 36%. Mimosa's mine-to-concentrate margin of 51% shows its position as the lowest cost primary platinum producer. Margins at Marula, which is still in a ramp-up phase, cannot be compared.
- **IRS:** Income is generated by the processing of concentrate purchased and toll treatment. Margins are substantially lower than in the mine-to-market model, reflecting the reduced risks involved and lower capital intensity. Margins recorded during the 2004 financial year of around 19% were slightly higher than during the previous year, due to the toll treatment of material from Lonplats.

Without the impact of the Rand, headline earnings would have been on a par with FY2003

Operating margins		
(%)	**FY2004**	FY2003
Impala (ex-mine)	**41.5**	52.3
Zimplats	**35.7**	26.6
Mimosa	**51.3**	37.0
Impala Refining Services	**18.6**	17.2
Implats	**36.1**	44.8

- **Equity income:** Income is generated by those companies in which Implats has equity accountable interests. This includes Lonplats, Aquarius Platinum and Two Rivers, which has not yet come into production. In FY2004, equity income amounted to R328 million.

Impala Platinum's mining operations continued to be the major contributor to earnings, accounting for 57% of group profit in FY2004. Following a 38% increase in platinum production through IRS this year, profit from IRS improved by 161% to R394 million. This represents 13% of group profit, compared to a contribution of 4% last year.

Contributions to profit by both Zimbabwe operations increased substantially. That from Mimosa increased from R11 million in FY2003 to R112 million. With its increased production levels, the contribution by Zimplats/Makwiro rose substantially from R46 million to a profit of R156 million, accounting for almost 5.3% of group profit.

Earnings from Implats' investment in Lonplats continue to make a contribution to group income. Attributable income declined by 55% to R290 million, and the contribution to group earnings decreased to 10% from 19% last year. Dividends received from this investment for the period under review were R285 million (R176 million in FY2003).

Aquarius Platinum (South Africa) increased its contribution in the 2004 financial period with a R39 million profit to the group, as compared to a contribution of R33 million in FY2003.

Earnings

Headline earnings per share for the year declined by 23% to 3 966 cents. This compares with 5 140 cents per share in FY2003. The 9.4% decrease in the Rand revenue per platinum ounce sold during FY2004 resulted in headline earnings per share decreasing by 1 174 cents. *Without this impact, earnings per share would have been on par with FY2003.* Given the contribution to profit of R322 million in June 2004 from the sale of Barplats, profit for the group as a whole declined by 13%.

The impact of a 10% change in the Rand revenue per platinum ounce sold (basket price) would result in a 30% change in headline earnings.

There was a slight increase in the number of weighted shares in issue to 66.58 million shares.


7 035
6 877
5 140
3 966
3 394
FY00
FY01
FY02
FY03
FY04

Headline earnings per share
(SA cents)

Contribution to profit from the various operations				
(R million)	**FY2004**	**%**	FY2003	%
Impala Platinum	**1 700**	**57.3**	2 563	75.1
Impala Refining Services	**394**	**13.3**	151	4.4
Marula Platinum	**(23)**	**(0.8)**		
Barplats*	**295**	**10.0**	(35)	(1.0)
Lonplats	**290**	**9.8**	646	18.9
Mimosa	**112**	**3.8**	11	0.3
Zimplats (Makwiro)	**156**	**5.3**	46	1.3
Aquarius Platinum	**39**	**1.3**	33	1.0
Implats	**2 963**	**100.0**	3 415	100.0

* includes profit on disposal

Strong balance sheet maintained to meet working capital requirements and future capital projects

Contribution to attributable production				
(000 oz)	**FY2004 Platinum**	FY2003 Platinum	**FY2004 PGMs**	FY2003 PGMs
Impala Platinum	**1 090**	1 040	**1 976**	1 924
IRS*	**871**	633	**1 749**	1 238
Lonplats (27.1%)	**269**	206	**505**	399
Total ounces in which Implats group has an economic interest	**2 230**	1 879	**4 230**	3 561
Less: Lonplats	**(269)**	(206)	**(505)**	(399)
Gross Implats production	**1 961**	1 673	**3 725**	3 162
Less: IRS metal returned to toll customers	**(501)**	(252)	**(1 012)**	(467)
Retained for sale by Implats group	**1 460**	1 421	**2 713**	2 695

* Lonplats material treated included in IRS production

Note: In line with the attributable earnings stream, it should be noted that for FY2004, Implats had a total economic interest in about 2.2 Moz of platinum and 4.2 Moz PGMs compared to 1.9 Moz and 3.6 Moz respectively in FY2003.


6 800
3 700
2 650
2 100
1 760
FY00
FY01
FY02
FY03
FY04

Dividend per share (cps)

■ Dividend per share □ Special dividend


3 107
3 038
3 150
2 325
1 204*
FY00
FY01
FY02
FY03
FY04

Gross cash position at year-end (Rm) * includes proceeds from sale of Barplats

Dividends

The total dividend proposed for the year is 2 100 cents per share, comprising an interim dividend per share of 500 cents, which was paid in March 2004, and a final dividend per share of 1 600 cents. This is 21% lower than the total dividend declared and proposed in the last financial year of 2 650 cents a share.

Dividend cover remains at 1.9 times, which is in line with the board's stated dividend policy.

Exchange rate

The average Rand/Dollar exchange rate achieved for the 12 months to June 2004 was R6.88/$, 24% stronger than the average rate of R9.06/$ for the preceding 12 months. This was to Implats' disadvantage given that almost all of the group's earnings are generated in Dollars. Implats is generally unhedged with regard to currencies and metals.

Balance sheet, structure and cash flow

A strong balance sheet is maintained in order to meet working capital requirements and to provide internal funding for the bulk of the group's future capital projects. The group generated cash from operating activities of R1.8 billion ($262 million) during the financial year. After funding the group's capital expenditure programmes, dividends and investments, the net closing cash position at the end of the financial year was R636 million ($103million), down from R2.1 billion ($282 million) at the end of FY2003.

Implats continues to maintain a low gearing ratio and has substantial debt capacity. Consequently, the group's weighted average cost of capital (WACC) is not optimal. The group has short-term borrowings of R569 million. The use of these borrowings was driven by the attractive pricing available for shorter-term debt. The group will assume longer-dated debt during the first half of the next financial year.

With the receipt of the proceeds from the sale of Barplats, the group's net debt position as previously forecast did not eventuate.

Investing activities

Group capital expenditure amounted to R1 822 million ($265 million) in FY2004. Capital expenditure at the Impala Platinum lease area was R1 197 million ($174 million) compared to R1 079 million ($120 million) the previous year. This was largely accounted for by expenditure on the decline projects. An amount of R505 million ($74 million) was spent on Marula Platinum and R116 million ($17 million) on Zimbabwean operations.

The group invested R632 million in acquiring its additional stake in Zimplats






When we invested in down-stream beneficiation, it was not only about the metal, but also about creating jobs and developing local skills and expertise. Ms Phumzile Mlambo-Ncguka, the Minister of Minerals and Energy, officiated at the official opening of the Silplat project (in which Implats is a significant partner, along with BAE-SAAB, Silmar SpA and Micofin) in Cape Town in April 2004. By supporting this project through both an equity

Markets characterized by extreme volatility


900
800
700
600
500
400
300
FY2000
FY2001
FY2002
FY2003
FY2004

Free market platinum price
($/oz) (monthly average)


3000
2500
2000
1500
1000
500
0
2000
2001
2002
2003
2004*

Jewellery demand – platinum
(000oz)

- China
- Europe
- Japan
- North America
- India and other

* estimate

Market review

The markets for PGMs have once again been characterized by extreme volatility, which has been mirrored across most commodities and the major currencies in FY2004.

A combination of a strong Chinese appetite for commodities and a weak Dollar saw the platinum price peak at $937/oz in April 2004, from a low of $655/oz in July 2003. These highs were unsustainable as margin pressure from Chinese jewellery fabricators forced a retreat from the metal, resulting in a drop in demand of close on 20%. Prices subsequently retraced to the high $700/oz range, allowing fabricators to replenish inventory pipelines at more realistic levels.

Growth in automotive demand was insufficient to prevent overall demand from declining, but still left the market in deficit.

Palladium demand fell once again as thrifting programmes from automotive users, resulting from the metal's meteoric rise in the late 90s, reached their peak. The platinum/palladium price difference should see more palladium being used at the expense of platinum. The palladium price was driven from a low for the year of $160/oz to its high of $333/oz, on the back of speculative activity and an announcement by Umicore that it could substitute palladium for up to 25% of the platinum used in its own diesel catalysts.

Sustained Dollar weakness and Rand strength are of some concern as this could impact on the future availability of platinum, and this could drive prices higher once again. This in turn should stimulate further substitution into palladium in the automotive industry.

Speculative rather than fundamental interest pushed rhodium prices up some 80% to $900/oz. While nickel had an even more dramatic year with its price more than doubling to $17,770/t on the back of world-wide growth in stainless steel production.

Review of calendar 2003

Platinum

The platinum market registered its fifth consecutive year of deficit in 2003. However, the gap narrowed as another year of growing demand by the automotive industry was outweighed by a decline in jewellery demand coupled with increasing supply.

Jewellery demand

The rising and volatile platinum price finally took its toll on jewellery consumption with demand falling by 12% to 2.5 Moz.

In China, the major jewellery market, demand fell by almost 17% to 1.25 Moz. The decline resulted from manufacturers withdrawing from the market as margins came under pressure. This is because platinum jewellery in China is sold at the metal price, unlike other metal jewellery which is sold on a piece basis. This situation was further exacerbated by reluctance on the part of retailers to increase their prices in line with that of the free market and the outbreak of SARS during the first half of the year, which curtailed sales. However, platinum still remains the metal of choice in the fashion jewellery category at the consumer level. In addition to continuing to extend into the secondary and tertiary cities, platinum has begun to make inroads into the bridal sector, which has proved to be the cornerstone of other major markets. The commencement of platinum trading on the Shanghai Gold Exchange in August helped the manufacturing industry by eliminating the 17% VAT and reducing the consumption tax on platinum jewellery from 10% to 5%, the onus for payment of which was switched to the retailer.

Low margins and inventory sales coupled with a sluggish economy resulted in Japanese demand dropping by 15% to 675 000 oz. Total sales on a piece and value basis declined by 11% and 1% respectively compared with the previous year. This decline was almost entirely due to a 20% decrease in sales in the lower price brackets of up to ¥50 000. Sales in the higher price segments in most cases recovered. The strong in-roads made by white gold at the expense of platinum since the start of the decade ceased in 2003. Platinum's market share on a piece basis was unchanged at 26%, with white gold's 5% increase to 37% coming at the expense of its sister metal, yellow gold.

The automotive industry will be the major driver of platinum demand in the medium to long term

Platinum supply and demand

Calendar years (000 oz)	**2004***	2003	2002	2001	2000
Demand					
Automobile	**2 800**	2 735	2 615	2 205	1 950
Jewellery	**2 170**	2 500	2 845	2 590	2 830
Industrial	**1 660**	1 590	1 565	1 560	1 490
Investment	**10**	15	80	90	(60)
Demand	**6 640**	6 840	7 105	6 445	6 210
Supply					
South Africa	**4 885**	4 650	4 455	4 120	3 780
Russia	**800**	1 000	950	1 100	1 150
Other	**430**	400	635	495	400
Recycling	**650**	615	590	555	535
Supply	**6 765**	6 665	6 630	6 270	5 865
Surplus/(Deficit)	125	(175)	(475)	(175)	(345)

* Estimate


1 100
1 000
900
800
700
600
500
400
300
200
100
FY2000
FY2001
FY2002
FY2003
FY2004

Free market palladium price
($/oz) (monthly average)


3000
2500
2000
1500
1000
500
0
2000
2001
2002
2003
2004*

Automotive demand – platinum
(000oz)

■ Europe ☐ Asia**
☐ North America ☐ Other
* estimate
** includes China since 2003

In the US, sales of platinum jewellery were virtually unchanged at around 300 000 oz. Sales in the bridal sector were up year-on-year despite the introduction of new lines in white metal such as titanium wedding bands for men. As was the case last year, it was fashion jewellery and in particular the lower price brackets, that bore the brunt of the rising and fluctuating metal price as manufacturers moved into white gold. On the other hand, sales at the top end of this segment remained resilient.

Automotive industry

Platinum demand for use in autocatalysts rose by 5% in 2003 to 2.74 Moz. Strong growth in European diesel car sales, tightening emission legislation and an increase in light duty vehicle sales in the rest of the world drove the increase in demand.

Low interest rates and cash-back incentives on new vehicle purchases continued to underpin US light vehicle sales which totaled 16.7 million units, only 1% lower than the previous year. Light trucks once again took market share from cars and now account for just over 53% of the total light vehicle market. Because of their larger engine size, light trucks generally require larger catalysts with higher loadings to meet the emission standards than do their passenger car counterparts. The pre-empting by some auto manufacturers of the Tier 2 and LEV2 standards (both of which took effect from the start of 2004) in order to obtain emission credits, also boosted demand.

Diesel car sales continue to be the main driver of platinum demand in Europe. In 2003, diesel sales grew by almost 7% to 6.2 million units and now account for 43.6% of total new car registrations. Compared to gasoline engines, diesels operate with more air, which results in cooler combustion and lower exhaust temperatures. This environment requires a platinum catalyst, often with higher loadings, to enable the required oxidation performance.

Demand in the rest of the world was driven by a combination of rising car sales, particularly in Asia, and the spread and adoption of tighter standards.

Palladium

The fundamentals for palladium have been anaemic, with falling demand and rising primary supply and stockpiles. The biggest impact on the market was the dramatic increase in Russian deliveries, which resulted in a surplus of approximately 800 000 oz.

The cycle of substitution of palladium-based systems with platinum has probably ended, as the huge price gap between the two metals has rendered the switch uneconomic. Usage for 2003, at just over 4.3 Moz was at a five-year low.

Consumption of palladium by the electonics industry fell by 13% to 850 000 oz, despite an almost 20% increase in the growth of multi-layer ceramic capacitors. This was due to a combination of miniaturization, thrifting and displacement by base metals.


2 500
2 000
1 500
1 000
500
0
FY2000
FY2001
FY2002
FY2003
FY2004

Free market rhodium price
($/oz) (monthly average)


16 000
14 000
12 000
10 000
8 000
6 000
4 000
FY2000
FY2001
FY2002
FY2003
FY2004

Free market nickel price
($/t) (monthly average)


9000
8000
7000
6000
5000
4000
3000
2000
1000
0
2000
2001
2002
2003
2004*

Automotive demand – metal
(000oz)

Platinum; Palladium; Rhodium

* estimate

Palladium supply and demand

Calendar years (000 oz)	**2004***	2003	2002	2001	2000
Demand					
Automobile	**4 690**	4 325	4 530	5 435	5 275
Dental	**870**	835	785	720	820
Electronics	**865**	850	980	1 275	2 160
Other	**605**	585	605	550	570
Demand	**7 030**	6 595	6 900	7 980	8 825
Supply					
South Africa	**2 425**	2 250	2 175	1 985	1 830
Russia	**2 700**	3 400	1 900	4 500	5 200
Other	**1 860**	1 300	2 680	2 140	935
Recycling	**520**	450	390	340	280
Supply	**7 505**	7 400	7 145	8 965	8 245
Surplus/(Deficit)	**475**	**805**	**245**	**985**	**(580)**

* Estimate

Rhodium

Rhodium demand was essentially unchanged during 2003 due to the shift from petrol to diesel vehicles. An increase in Russian supplies during the year led the market to a surplus of some 60 000 oz, resulting in the low prices achieved.

Nickel

Nickel had a spectacular year in 2003 with the price starting from just above $8 000/t and rising to a high of over $17 500/t in January 2004.

This growth was on the back of a deficit in the physical market due to huge global demand led by China, and tight supply as a result of the Inco strike. Prices cooled down subsequently on attempts by the Chinese authorities to slow their economy.

Market prospects

Currently, all indications are that the automotive industry will be the major driver of platinum demand in the medium to longer term. A significant portion of this future demand will come from both light-duty and heavy-duty diesel emission control technologies that are dominated by platinum formulations.

Supported by jewellery demand, the market is forecast to remain in equilibrium which in turn will be supportive of a firm pricing regime.

A combination of rekindled automotive demand together with new applications in a more stable price environment should boost palladium demand in the longer term. In the case of rhodium, stricter emmission control legislation will continue to drive demand in the future.

Rhodium supply and demand

Calendar years (000 oz)	**2004***	2003	2002	2001	2000
Demand					
Automobile	**628**	630	632	614	574
Other	**93**	90	92	101	98
Demand	**721**	720	724	715	672
Supply					
South Africa	**557**	523	505	455	414
Russia	**80**	120	90	125	290
Other	**37**	26	28	22	19
Recycling	**127**	115	107	98	90
Supply	**801**	784	730	700	813
Surplus/(Deficit)	**80**	**64**	**6**	**(15)**	**141**

* Estimate





Mining companies must go where the orebodies are, and one of the greatest unexploited platinum orebodies in the world is the Great Dyke in Zimbabwe. Its investments in Mimosa and Zimplats give Implats access to a significant resource and, by a considered, conservative and phased approach to a build-up in production, is developing one of the great platinum producing regions of the world. Herb Mashanyare is the Technical Director at Mimosa.

Implats produced a record 1.961 Moz platinum during FY2004

Introduction

Implats has four mining (mine-to-market) operations, Impala Platinum and Marula Platinum, located on the Bushveld Complex in South Africa, and Zimplats and Mimosa Platinum, on the Great Dyke in Zimbabwe. These operations, together with Impala Refining Services (IRS) which houses Implats' offtake and toll refining agreements, employed approximately 31 600 people and produced 1.961 Moz attributable platinum ounces (3.725 Moz PGMs) during FY2004.

Barplats, in which Implats had an 83.2% stake, was sold in May 2004 for R389 million, following the cessation of mining operations at Crocodile River, Barplats' wholly-owned operating subsidiary, in December 2003.

A detailed discussion on these issues as well as other matters pertaining to sustainable development can be found in the group's Corporate Responsibility Report 2004 to be published in October 2004.

Impala Platinum

Key features of the year

- LTIFR improved by 13%
- Increase in cost per platinum ounce limited to 5.0%
- 4% increase in tonnes milled to 15.6 Mt
- 5% increase in platinum production to 1.090 Moz
- Concentrator recoveries rise to 83.2%
- Productivity per platinum ounce up 8%

Implats' primary mining operation, Impala Platinum, operates on the Impala lease area, on the western limb of the Bushveld Complex, north of the town of Rustenburg, North West Province, South Africa. In addition to the mining operation, Impala Platinum includes Mineral Processes, the group's smelting and concentrating plants, also located on the Impala lease area, and the Refineries, which includes both the base and precious metals refineries, in the town of Springs, Gauteng, South Africa.

The Impala Platinum mining operation produces around 1.0 to 1.1 Moz platinum (1.9 to 2.0 Moz PGMs) annually. An essential element of Impala's 30-year life-of-mine plan is to maintain production at this level. With recent expansion programmes, both Mineral Processes and Refineries will have the capacity to process 2 Moz of platinum, with much of this additional spare capacity being utilised by IRS to process material from Implats' other managed operations and toll refining.

During FY2004, Impala reported record production of both 15.6 Mt milled and refined platinum production of 1.09 Moz. At the same time, increases in costs were well-contained. The cost per platinum ounce produced rose by only 5%, in spite of an increase in wages of 9.5%.

Safety, health and environment

Safety: Regrettably, eight fatal accidents occurred during the year of which six were caused by falls of ground. Intensified efforts regarding the safety and health of employees continued. LTIFR decreased by 13% year-on-year to 5.30 per million man hours, while the FIFR remained constant at 0.10 per million man hours.

A campaign to reduce the number and impact of falls of ground continued to deliver some improvement with fall of ground incidents decreasing by 6%. As part of this campaign, an underground fall of ground simulation centre was set up and during the course of next year, all


12.64
8.54
8.58
6.07
5.30
FY00
FY01
FY02
FY03
FY04

Impala – Lost time injury frequency rate (LTIFR) per million man hours


0.088
0.161
0.146
0.099
0.099
FY00
FY01
FY02
FY03
FY04

Impala – Fatal injury frequency rate (FIFR) per million man hours

employees will be exposed to this. The Tsiboga intervention (Tsiboga means "on the look out" in Tswana), which is based on the well-known Du Pont safety principles, continued. All shaft supervisors are now trained to conduct safety audits.

The Refineries had another satisfactory year with an LTIFR of 0.45. The Tsiboga programme continues to run well, with over 2 000 internal audits having been undertaken during the year.

Health: Pre-employment and exit medical examinations are undertaken for all employees and contractors. Noise-induced hearing loss and tuberculosis (TB) remain the primary occupational health challenges at Impala.

A hearing conservation programme, including annual audiometric testing of all employees, has continued. A baseline risk assessment for noise was conducted to determine the noise levels that employees are exposed to. Some R6 million was spent during the year on fitting all employees with custom-made hearing protection devices.

Pulmonary TB is classified as an occupational disease in terms of the regulations governing the South African mining industry. Of the total Impala workforce, 297 employees developed pulmonary TB during the year (289 in FY2003). The increase is attributed to HIV-positive individuals who are at a higher risk of contracting TB; 95% of TB patients are HIV-positive. World-class programmes are in place to combat the disease, including education, contact tracing, and directly observed treatment (DOT) regimes. These have been supported by the introduction of prophylactic TB treatment for HIV-positive employees and the inclusion of all contractor employees within the TB treatment programme.

HIV/AIDS: There was continued focus on HIV/AIDS education and management for employees, dependents and surrounding communities during the year. HIV test data collected by Impala Medical Services and modelling undertaken by external consultants indicates that the HIV-prevalence rate among employees on the Impala lease area has levelled off at around 16%, which is lower than levels for similar adult groups in the country as a whole. At the Refineries, 3.5% of employees are currently known to be HIV-positive.

Regrettably 75 employees (FY2003: 86 employees) died in service as a result of known AIDS-related illnesses during the year.

The cost of care of HIV-positive employees totalled R6.2 million in medical treatment during the year. Although Impala's prevalence level is lower than that reported for adult populations around the country, the impact of HIV on the individual and the company cannot be underestimated. The major challenge remains overcoming the stigma associated with the disease, which would encourage more employees to undertake voluntary counselling and testing and to access treatment.

Location map of the Impala lease area


19# Dec
N
19#
20#
12N#
21#
12S#
12#
8#
14# Dec
14B# Dec
14#
6#
18#
7#
11C# Dec
11#
7A#
17A#
4#
10#
17# Dec
17#
5#
9#
2A#
2#
16#
1#
16# Dec

- Current shafts
- Decline Projects
- New planned shafts
- Anomalies and major faulting

Volumes were supported by mining 'white areas' – unmined remnants in old mining areas

Environment: Highlights of the year were the maintenance of the ISO 14001 certification and the significant reduction in SO_2 stack emissions as a result of the excellent performance of the Sulfacid plant. Prior to the commissioning of this plant in FY2003, SO_2 emissions averaged 37 t/day. At commissioning this decreased to 29 t/day and for FY2004, SO_2 emissions averaged less than 20 t/day, in line with scheduled process permit conditions.

The Environmental Impact Assessment for the Refineries expansion projects was successfully concluded during the year, and all environmental pre-requisites for the expansion have now been met. The Refineries maintained their NOSCAR status for the sixth year, and their NOSA 5-star safety grading for the twentieth year, an excellent achievement. In addition, the ISO 9001 and ISO 14001 certifications for quality and environmental systems were successfully maintained.

Mining

Impala Platinum's mining operations cover an area of approximately 250 km^2 and include 13 shaft systems and five declines, of which two are currently at full production and three are in development.

During FY2004, the record level of tonnes milled was largely a result of higher levels of output from both mechanized and opencast mining on the Merensky reef.

Among the best performing shafts were 4, 7, 7A and 12 shafts, with the latter increasing production due to mechanisation. In particular, opencast production rose by 32% to 711 000 t. Difficulties were experienced at 5 and 11 shafts where tonnes mined did not achieve business plan target. The complex geological structures at 11 shaft continued to be problematic and the reduced panel lengths, a consequence of tighter safety standards implemented in the ground control districts, also played a part in constraining production. At 5 shaft, which is nearing the end of its life, production was affected by decreasing ore reserves and a lack of available face.

The liquidation of the mining contractor responsible for semi-mechanized operations at 14 shaft had a temporarily adverse effect on production. New employees are being recruited and trained to manage and operate this section and production has since improved markedly.

Volumes were also supported by the increased mining of so-called white areas (unmined remnants in old mining areas). Much work has been done to identify and estimate the resources contained in the white areas and to convert these resources into proven reserves. This has enabled the identification of around 12 Mt (800 000 platinum ounces) of additional reserves.

Planned 30-year production profile by shaft


Millions of tonnes mined
0
2
4
6
8
10
12
14
16
18
Opencast Merensky
Opencast UG2
17 Decl
16 Decl
18 Shaft
21 Shaft
17 Shaft
19 Shaft
11C Shaft
14B Shaft
E&F Block
Current shafts
FY05 FY06 FY07 FY08 FY09 FY10 FY11 FY12 FY13 FY14 FY15 FY16 FY17 FY18 FY19 FY20 FY21 FY22 FY23 FY24 FY25 FY26 FY27 FY28 FY29 FY30 FY31 FY32 FY33 FY34

Five-year key operating statistics

		FY2004	FY2003	FY2002	FY2001	FY2000
Tonnes milled	(000 t)	**15 639**	15 042	14 850	14 840	14 662
UG2 milled	(%)	**46.1**	45.7	53.6	49.6	50.6
Headgrade	(g/t 5PGE+Au)	**4.91**	5.06	5.05	4.90	4.97
Platinum production	(000 oz)	**1 090**	1 040	1 025	1 002	1 020
PGM refined production	(000 oz)	**1 976**	1 924	1 895	1 877	1 913
Total cost/tonne milled	(R/t)	**280**	265	239	213	189
	($/t)	**40.8**	29.4	23.6	28.0	29.8
Cost/platinum ounce refined	(R/oz)	**4 023**	3 832	3 459	3 156	2 711
	($/oz)	**586**	425	341	415	429
Net of revenue received for	(R/oz)	**2 182**	899	(708)	(1 879)	(510)
other metals	($/oz)	**318**	100	(70)	(247)	(81)
Cost/PGM ounce refined	(R/oz)	**2 220**	2 072	1 872	1 685	1 445
	($/oz)	**323**	230	185	221	229
Capital expenditure	(Rm)	**1 197**	1 079	1 009	978	732
	($m)	**174**	120	100	129	116
Total Impala labour complement	(000)	**27.5**	28.4	27.9	28.0	28.3
Productivity	(m²/panel man)	**39.2**	40.7	40.2	40.7	39.6
	(Ounces/employee)	**40**	37	37	36	36

There was an expected decline in the headgrade from 5.06 g/t to 4.91 g/t, largely because of changes in the ore mix with greater volumes originating from mechanized and opencast mining. Platinum content relative to PGM content increased with production rising to 1.090 Moz platinum and that of PGMs to 1.976 Moz.

The cash operating cost per ounce of refined platinum produced rose by 5.0% to R4 023/oz. The total cash cost per tonne rose by only 5.7%. On-mine costs were up 6.4% from R188/t mined to R200/t mined. Increases in the prices of steel, power and fuel were largely responsible for this rise in costs.

Productivity measured as centares per panel man decreased from 40.7 m² par panel man to 39.2m² per panel man. This was a result of the reduced panel lengths which in turn was due to the implementation of tighter safety standards related to the fall of ground safety programme. Overall platinum ounces per employee rose by 8% as a result of the decline in the number of support employees of around 900, higher mined volumes from less labour intensive areas (opencast and mechanized mining), and higher metallurgical recoveries.

Planned mining projects

A major R5.3 billion capital expenditure programme on mining projects is currently underway at Impala, of which R3.5 billion had been spent by the end of the 2004 financial year, mostly on the development of the decline projects. This programme aims to maintain production from the lease area at between 1 Moz and 1.1 Moz of platinum annually and involves extending the lives of existing shaft systems and creating new access to deeper reserves. The second generation shafts, which extend to about 800 m below surface, are nearing the end of their working lives.

Production

(000 t)	FY2004	FY2003	% change
Conventional mining			
Merensky	**7 087**	7 631	(7.1)
UG2	**7 217**	6 873	5.0
Mechanized mining (Merensky)	**624**	36	1 633.3
Opencast mining (Merensky)	**711**	538	32.3
Total mining	**15 639**	15 042	4.0

The performance of the smelter exceeded expectations

The development of a series of decline shaft systems below the current third generation shafts, is progressing on schedule. Two out of the five declines are functioning at full production and a further two will reach full production in the next financial year.

As part of the 30-year production plan, 16 and 20 shafts were reviewed to optimize their mining plans. These plans will be presented to the Implats board for approval in September 2004. This follows in-depth and extensive investigation and feasibility studies which were undertaken during FY2004.

Development of new technology

Mechanisation, particularly in hazardous areas, should enhance safety as the more dangerous, arduous work will be done with the aid of machines. This will reduce employee exposure in high-risk areas and enable the introduction of more effective support in the stope face.

The in-stope drill-jig allows for more accurate drilling and reduced drilling time, improved face advance per blast, as well as better initiation efficiencies and reduced blast damage to surrounding rock. Impala has engaged with representatives of the National Union of Mineworkers (NUM), to facilitate its introduction into the workplace. Progress on the hard-rock cutting technology project has been satisfactory and the dust problems that are being experienced are being addressed. Underground trials of the extra-low profile trackless equipment, which can operate at a mining height of less than 1.3 m, continued.

Employee relations

A significant achievement of the period was the signing of a two-year wage agreement with all three recognized trade unions. Although some difficulties were experienced regarding the implementation of aspects of the agreement The rockdrill operators who embarked on an unprotected strike in June were re-engaged upon signing of a strike agreement with NUM. The grievances that triggered the strike are being addressed.

The company and NUM are currently in discussions to re-negotiate wages under the two-year agreement reached last year. That agreement provides for an increase of 1.5% above CPIX in the second year but allowed either party to re-open negotiations on wages only should the resultant increases be less than 7.5% or more than 9%. CPIX for FY2004 was 5%, necessitating the re-opening of negotiations which are currently underway.

Mineral Processes

Mineral Processes houses the group's concentrating and smelting operations, and processes ore and concentrate from both Impala's own mining operations and on behalf of IRS. Mineral Processes performed exceptionally well during the year with tonnes milled, recovery rates and smelter throughputs at record levels.

Tonnes milled for the year amounted to 15.6 Mt, 4% up on FY2003. Overall concentrator recoveries improved to give a record overall recovery rate, given the ore mix, of 83.2% for the year. This was largely the outcome of various process optimization initiatives undertaken at the UG2 plant and additional initiatives are in place to increase UG2 recoveries further in the coming financial year.

A full-scale high-energy tails scavenging plant at the tailings dam was commissioned in December 2003 and has proved capable of yielding an extra 10 000 oz of platinum annually. The plant treats current arising flotation tailings and will contribute 1% to the overall recovery rate in FY2005.

The performance of the smelter exceeded expectations, especially once the new No 6 dryer became operational. This, combined with record mining production, enabled Mineral Processes to process record gross output.

Refineries

The Refineries excelled in all areas of operation. The all-time high gross refined platinum production reflected an increase of 17% on the previous financial year, and resulted in a decrease in gross costs per platinum ounce of 1% and a 2% decrease in gross cost per PGM ounce. The increased throughput was achieved in spite of certain process bottlenecks, which are being addressed through expansion capital. Metal recoveries and pipeline inventories were unchanged.

Capital expenditure was R1 197 million – 68% on mining, 12% at Mineral Processes and 20% at Refineries



Mining	68%
Mineral Processes	12%
Refineries	20%

Impala – Capital expenditure split FY2004



Mining	60%
Mineral Processes	11%
Refineries	29%

Impala – Capital expenditure split FY2005

Impala lease area – cash operating costs

		FY2004	FY2003	% change
Per tonne milled	(R)	**280**	265	(5.7)
	($)	**41**	29	(41.4)
Per PGM ounce	(R)	**2 220**	2 072	(7.1)
	($)	**323**	230	(40.4)
Per platinum ounce	(R)	**4 023**	3 832	(5.0)
	($)	**586**	425	(37.9)

At the Base Metals Refinery, the new mill is operating satisfactorily, the expanded second stage leach is being commissioned and the construction of an additional nickel sintering furnace has progressed well. The new 132kV sub-station (with interruption protection) has been operating since April and has resulted in the Refineries being spared the all too-frequent interruptions in power due to cable theft and power dips.

At the Precious Metals Refinery, an engineering, procurement and construction management contract has been signed for the second phase of the expansion and the early civil work has begun. This work focusses on control and the attenuation of gaseous and liquid effluent streams.

The first high-purity hydrogen gas was received from SASOL 1 plant at the end of March 2004. The conversion to piped hydrogen (as opposed to the on-site reforming of hydrogen-rich producer gas) has been a huge success and places the Refineries in a strong position for future expansion. Hydrogen consumption (used for the metallization of nickel and cobalt) declined immediately and there has been a virtual elimination of the venting of the greenhouse gas CO_2, a by-product of the reforming process.

Research and development

As a significant user of ion-exchange technology in the refining of PGMs, the research and development programme has focussed on furthering the advantages of this technology. This has been a two-fold approach in both optimising existing ion-exchange resins, and exploring new, more efficient and cost-effective alternative ion exchange methods. Significant progress has been made in this regard which will manifest itself in commercially advantageous systems within the next two years.

In addition, the programme aimed at further improving the Refineries' ability to recycle secondary materials internally (that were previously sent to external toll refiners at significant cost) has progressed with appreciable savings being realised.

Capital expenditure

Total capital expenditure for FY2004 was R1 197 million of which R814 million (68%) was on mining, R146 million (12%) on Mineral Processes and services, and R237 million (20%) on Refineries. Spend on mining was below budget as decisions relating to the planned 16 and 20 shafts were postponed as these projects were re-evaluated and optimized. Provided the plans for these shafts are approved by the board in September 2004, they are likely to come on stream in FY2009 and FY2011 respectively.

Outlook

Tonnes milled are expected to remain steady in the forthcoming year at around 16 Mt with attention being focussed operationally on improving headgrade, recoveries and productivity, in particular. Refined platinum production by Impala will increase to around 1.1 Moz for FY2005. Plans are in place to limit cost increases in line with inflation.

Capital expenditure on the Base Metals Refinery will be on the holistic expansion of that plant, while that on the Precious Metals Refinery will be to ensure that its expansion to 2 Moz complies with environmental legislation.

Impala Platinum key statistics

		FY2004	FY2003	% change
Mining sales	(Rm)	**7 679.2**	8 877.5	(13.5)
Platinum		**5 667.6**	5 826.2	(2.7)
Palladium		**711.5**	1 220.9	(41.7)
Rhodium		**422.0**	936.2	(54.9)
Nickel		**575.2**	545.1	5.5
Other		**302.9**	349.1	(13.2)
Mining cost of sales		**(4 495.9)**	(4 230.4)	(6.3)
On-mine operations		**(3 122.4)**	(2 824.3)	(10.6)
Concentrating and smelting operations		**(715.6)**	(624.9)	(14.5)
Refining operations		**(337.3)**	(312.3)	(8.0)
Amortisation of mining assets		**(481.5)**	(344.0)	(40.0)
Increase/(decrease) in metal inventories		**160.9**	(124.9)	(228.8)
Gross profit from mining		**3 183.3**	4 647.1	(31.5)
(Loss)/profit from metal purchase transactions	(Rm)	**(1.7)**	14.3	(111.9)
Metal purchase sales		**3 419.5**	2 463.2	38.8
– IRS		**3 187.5**	2 459.8	29.6
– Other		**232.0**	3.4	6 723.5
Metal purchase cost of sales		**(3 421.2)**	(2 448.9)	(39.7)
– IRS		**(3 176.8)**	(2 445.5)	(29.9)
– Other		**(244.4)**	(3.4)	(7 088.2)
Gross profit		**3 181.6**	4 661.4	(31.7)
Gross margin ex-mine	(%)	**41.5**	52.3	
Other operating expenses		**(210.6)**	(224.6)	6.2
Sales volumes ex-mine				
Platinum	(000 oz)	**1 070.5**	1 080.0	(0.9)
Palladium	(000 oz)	**471.9**	498.6	(5.4)
Rhodium	(000 oz)	**116.1**	154.9	(25.0)
Nickel	(000 t)	**7.1**	7.9	(10.1)
Sales volumes metals purchased – IRS				
Platinum	(000 oz)	**383.2**	273.7	40.0
Palladium	(000 oz)	**257.6**	179.5	43.5
Rhodium	(000 oz)	**49.0**	35.3	38.8
Nickel	(000 t)	**5.4**	3.7	45.9
Sales volumes metals purchased – Other				
Platinum	(000 oz)	**26.1**	–	
Palladium	(000 oz)	**–**	–	
Rhodium	(000 oz)	**11.2**	0.2	
Prices achieved ex-mine				
Platinum	($/oz)	**767**	596	28.7
Palladium	($/oz)	**219**	265	(17.4)
Rhodium	($/oz)	**519**	650	(20.2)
Nickel	($/t)	**11 758**	7 518	56.4
Exchange rate achieved ex-mine	(R/$)	**6.92**	9.11	(24.0)
Production ex-mine				
Tonnes milled ex-mine	(000 t)	**15 639**	15 042	4.0
Platinum refined	(000 oz)	**1 090.3**	1 040.1	4.8
Palladium refined	(000 oz)	**501.2**	477.6	4.9
Rhodium refined	(000 oz)	**116.1**	134.3	(13.6)
Nickel refined	(000 t)	**6.9**	8.0	(13.7)
PGM refined production	(000 oz)	**1 975.5**	1 923.5	2.7
Total cost				
per tonne milled	(R/t)	**280**	265	(5.7)
	($/t)	**41**	29	(41.4)
per PGM ounce refined	(R/oz)	**2 220**	2 072	(7.1)
	($/oz)	**323**	230	(40.4)
per platinum ounce refined	(R/oz)	**4 023**	3 832	(5.0)
	($/oz)	**586**	425	(37.9)
net of revenue received for other metals	(R/oz)	**2 182**	899	(142.7)
	($/oz)	**318**	100	(218.0)
Capital expenditure	(Rm)	**1 197**	1 079	(10.9)
	($m)	**174**	120	(45.0)

A new plan incorporating a revised mining method has been developed


3.87
2.36
1.65
FY02
FY03
FY04

Marula Platinum – Lost time injury frequency rate (LTIFR) per million man hours


0.0
0.0
0.2
FY02
FY03
FY04

Marula Platinum – Fatal injury frequency rate (FIFR) per million man hours

Marula Platinum

Key features of the year

- LTIFR of 3.87
- Metallurgical plant and surface infrastructure commissioned and fully operational
- Mining development behind schedule, hampered by geological conditions and inappropriate mining method
- Platinum in concentrate production of 13 280 oz for FY2004
- Revised mining plan developed
- Capital expenditure to date of R1.2 bn
- BEE plans being finalised

Marula Platinum, Implats' second South African mining operation, is located on the eastern limb of the Bushveld Complex in Limpopo Province. Ownership of 20% of Marula has been allocated to BEE interests. Of that 20%, 10% will be owned by Mmakau Mining, (a BEE mining company), 5% by the Marula Community Trust (representing members of the local communities) and 5% will be held directly by local business and communities.

Marula is managed by a small core Implats team and the mining, concentrator operations and associated services are outsourced to contractors. Marula has a life-of-mine concentrate offtake agreement with IRS.

Safety, health and environment

Safety: Regrettably, there was one fatal accident during the year, at the Clapham decline, a result of a fall of ground and the LTIFR increased to 3.87 per million man hours. This deterioration was largely a function of the mine being in a ramp-up phase with a corresponding increase in the number of employees displayed underground. A number of initiatives have been launched at Marula to improve safety, including a fall of ground campaign and the assessment of the safety behaviour of trainees in the workplace.

Health: Two clinics have been established to treat occupational injuries or diseases and to provide primary health care for all employees and contractors working at the mine and plant. Emergency air ambulance evacuation services have been contracted to transport seriously injured patients to the nearest trauma centre in Polokwane. All employees and contractors undergo annual occupational health fitness examinations in accordance with group standards at the nearby Dilakong Clinic.

HIV/AIDS: Marula has implemented the Impala HIV/AIDS education and management model for its employees and contractors.

Environment: The Impala environmental management system, which had been adopted at Marula, was extended to include the principles embodied in ISO 14001 with a view to having an ISO audit in the future.

Water, both its management and quality, is a key environmental focus area at Marula, particularly as the mine operates in an arid region and both the Clapham and Driekop

Key statistics		
Mineral Reserves	UG2	41.3 Mt
Mineral Resource	Merensky and UG2	66.6 Mt
Life-of-mine	Phase 1	25 years
Current production (Phase 1)	Platinum in concentrate	13 280 oz
Planned production (Phase 1)	Platinum in concentrate	125 000 oz
Capital expenditure	Phase 1	R1.8 bn
No. of employees	At full production	2 650


544
505
342
200
173
131
FY02 FY03 FY04 FY05 FY06 FY07

Marula Platinum – Capital expenditure
(Rm)


2 123
1 953
1 304
585
178
FY03 FY04 FY05 FY06 FY07

Marula Platinum – Ramp-up in tonnes mined
(000t)


114.8
88.7
46.4
13.3
FY04 FY05 FY06 FY07

Marula Platinum – Platinum in concentrate
(000oz)

shafts will have to be de-watered as mining progresses. Waste management is also receiving attention.

Mining operations

Marula is one of the first operations to have been developed on the relatively under-exploited eastern limb. Although the metallurgical plant and surface infrastructure were delivered on schedule, development of underground mining operations at Marula is substantially behind schedule. This is as a result of an initially inappropriate mining method and unexpected geological conditions. In particular, the steeper dips affected mechanized machine efficiencies which also aggravated the extent of dilution by waste. Consequently, production was severely affected with only 13 280 ounces of platinum in concentrate being produced in FY2004. This compares with planned full production of 100 000 platinum ounces per annum, scheduled for the first quarter of FY2005 in terms of the original plan.

A new plan incorporating a revised mining method has been developed. The revised method is based on conventional stoping techniques and mechanized strike development. This will entail a reduced mining height which will, in turn, limit the dilution significantly and improve the run-of-mine grade, thus improving the economics of the operation.

On-reef development was hampered by a rolling reef and steeper dips. Changes were made to the mine layout in order to allow for the development of the decline in the footwall. This will allow for faster development rates.

The new mining plan will focus on the entire UG2 orebody, and full production is planned at 211 000 run-of-mine tonnes a month. There will also be a slower build-up in tonnage than originally planned but of a higher grade, yielding 125 000 oz of platinum in concentrate annually. The initial target of 100 000 platinum ounces (annualised) is now scheduled for FY2006 with full production expected to be reached in the last quarter of FY2007.

Processing

The metallurgical plant was cold commissioned on schedule in December 2003 with hot commissioning completed in February 2004. The dense media separation (DMS) plant was commissioned but subsequently by-passed as the mills, which have a capacity of 6 000 t/day, are able to cope with current levels of mine production. The DMS plant will be brought back into production as tonnages increase. The overall metallurgical recovery is expected to be in the region of 87% of run-of-mine grades.

Capital expenditure

For the 2004 financial year, capital expenditure amounted to R505 million, bringing the total project cost to R1.2 billion. Capital expenditure during FY2005 is planned at R342 million.

Outlook

The revised mining plan, which projects refined platinum production of 125 000 oz annually by FY2008, indicates a life-of-mine of 25 years. A pre-feasibility study on the mining of the Merensky Reef (Phase 2) has been completed. A decision on whether to proceed with this phase will be made in due course, depending on the Rand/Dollar exchange rate and market circumstances.

Marula key statistics		FY2004	FY2003
Sales	(Rm)	**94.4**	
Platinum		**59.7**	
Palladium		**16.6**	
Rhodium		**13.4**	
Nickel		**2.5**	
Other		**2.2**	
Cost of sales		**(111.3)**	
Mining operations		**(66.4)**	
Concentrating operations		**(28.3)**	
Amortisation of mining assets		**(16.6)**	
Gross profit		**(16.9)**	
Gross margin	(%)	**(17.9)**	
Sales volumes in concentrate			
Platinum	(000 oz)	**13.3**	
Palladium	(000 oz)	**13.2**	
Rhodium	(000 oz)	**2.7**	
Nickel	(t)	**37.7**	
Prices achieved in concentrate			
Platinum	($/oz)	**687**	
Palladium	($/oz)	**192**	
Rhodium	($/oz)	**753**	
Nickel	($/t)	**10 282**	
Exchange rate achieved	(R/$)	**6.54**	
Production			
Tonnes milled ex-mine	(000 t)	**574**	
Platinum in concentrate	(000 oz)	**13.3**	
Palladium in concentrate	(000 oz)	**13.2**	
Rhodium in concentrate	(000 oz)	**2.7**	
Nickel in concentrate	(t)	**37.7**	
PGM in concentrate	(000 oz)	**36.6**	
Total cost			
per tonne milled*	(R/t)	**165**	
	($/t)	**24**	
per PGM ounce in concentrate*	(R/oz)	**2 587**	
	($/oz)	**377**	
per platinum ounce in concentrate*	(R/oz)	**7 120**	
	($/oz)	**1 037**	
Capital expenditure	(Rm)	**505**	
	($m)	**74**	

* Unit costs reflect only stoping operations as development expenditure for the year was capitalized.

Implats' holding in Zimplats had increased to 83.44% by year-end


0.0
0.4
0.0
FY02
FY03
FY04

Zimplats – Fatal injury rate (FIFR) per million man hours


1.05
2.00
0.46
FY02
FY03
FY04

Zimplats – Lost time injury frequency rate (LTIFR) per million man hours

Zimplats

Key features of the year

- LTIFR improved by 77%
- Tonnes milled rose by 3.6% to 2.0 Mt
- Refined platinum production of 84 300 oz, up 17.2%
- Unit costs decreased by 3% to R5 074/oz
- Furnace off-line for seven weeks due to smelter breakout
- Contractor strike at opencast operations affected mining production
- Potential for significant expansion – Phase 1 on track

Zimplats mining operations, the opencast and underground trial mine, are located 77 km south of Selous. Zimplats' mining operation, Makwiro Platinum, is situated in the Hartley Complex in the northern reaches of the Great Dyke, Zimbabwe. Makwiro comprises the Ngezi opencast mine, underground trial mine as well as the Selous Metallurgical Complex (SMC). The convertor matte produced is sold to IRS in South Africa and processed in terms of a long-term off-take agreement.

By the end of the 2004 financial year, Implats had increased its holding in Zimplats, which is listed on the Australian Stock Exchange, to 83.44%. Implats and Zimplats hold 30% and 70% respectively in Makwiro Platinum (Pvt) Ltd, giving Implats an effective holding of 88.4% in Makwiro.

Safety and health

Safety: The safety performance at Zimplats improved significantly during the year. The LTIFR for Makwiro was 0.46 per million man hours, an improvement of 77% on the previous year. The mine recorded no fatal injuries.

Much effort has been focused on safety as the expansion continued and additional employees, new to the mining discipline, were recruited. Safety action plans that have been put in place include hazard identification, the development of a safety management plan, behavioural-based training for management, and the formulation of and training on procedures and standards.

Health: Tests have been conducted in respect of exhaust emissions and respirable dust sampling. All employees are screened for pneumoconiosis prior to employment, as is legally required in all dust-prone occupations in Zimbabwe.

Personal protective equipment is provided to all employees to minimize the level of noise, dust, noxious gases, heat and exposure to lead and nickel.

HIV/AIDS: An HIV/AIDS awareness information programme is in place and a survey conducted during the year indicated that the workforce has a sound understanding of HIV/AIDS. A workplace HIV/AIDS policy is being developed.

Environment: Air quality requires the monitoring of dust fall-out and greenhouse gas emissions from the use of heavy mobile equipment at the opencast operations and emissions from the smelter at the SMC. As part of this initiative, the smelter has stopped using limestone, thus reducing CO_2 emissions. Some $52 000 will be spent on upgrading air quality monitoring at the smelter during the year ahead.

Efforts to reduce water consumption have been increased with some benefits already being felt. Decreased consumption has become imperative, not only as part of the environmental effort, but also because raw water prices increased almost eightfold in the past year.

A new National Environmental Policy is currently being developed by the Ministry of

Key statistics	
Ore Reserves	340.8 Mt MSZ
Mineral Resource	2 492 Mt MSZ
Current refined production	84 300 Pt oz
Life-of-mine (Phase 1)	20 years
Capital expenditure	$11 million in FY2004
	$20 million planned in FY2005
No. of employees	1 500, including contractor employees

Environment and Tourism in Zimbabwe in consultation with all stakeholders. In terms of legislation, an Environmental Impact Assessment (EIA) and subsequent approval thereof is required by government prior to the development of the Ngezi Expansion Project.

Mining

In FY2004, volumes mined amounted to 2.1 Mt, 4% more than in FY2003. This was made up of 1.9 Mt from the opencast mine and 185 000 t from the underground trial mine. Ore sizing presented a problem in the mills, constraining the volumes milled and a study is presently underway to seek solutions to this problem.

A go-slow by employees of the opencast contractor, arising from a dispute over wages and shift cycles began on 4 June. This resulted in opencast operations being halted for three weeks. The operation used this time to conduct scheduled maintenance work on all equipment. The processing facility continued milling as it was able to draw from the 120 000 t run-of-mine stockpile and oxide ore. This stockpile has now been severely depleted, and consequently, the first three months of FY2005 will be critical for the opencast operation. A schedule is in place to expose ore at a maximum rate to keep mined ore at the required volumes. During this period a third shift will be recruited for the opencast operation to ensure that mining volumes are maintained at levels sufficient to build up depleted stock levels.

Bench drilling underperformed by 12% this year, largely as a result of breakdowns on the drill rigs and lower-than-expected penetration rates which was caused by the hardness of the rock. Two extra drill rigs are on order and due for delivery within months.

Plans are in place to restrict dilution in the underground mine and opencast operation to achieve target head grades of 3.29 g/t and 3.23 g/t respectively.

The underground mine is achieving the required 20 000 t/month per suite of equipment and is scheduled to ramp up to 55 500 t/month by year-end. The challenge will be to do this efficiently and on time.

The support system for the underground mine must still be finalised and tests are currently being conducted on various types of roof bolts. The current mechanized support drill rig, although performing to specification, is unable to drill the number of holes required per shift because of the dense support pattern and the hardness of the rock. Tests are being done with a more powerful drill rig, and if not successful, more machines will be required.

Whereas total costs were higher than budgeted, due mainly to increased mining costs, Rand costs per tonne milled and per ounce produced were around 3% lower than FY2003.

Processing

Recoveries improved to 83% (up by 1% over the previous year) despite the patches of oxidised material encountered from the opencast operation which had a negative effect on recoveries. The understanding of the relationship of the oxidized ore to sulphide ore is improving and, consequently, steps are being taken to minimise recovery losses when treating the oxidised material.

Although a major break-out at the smelter in July 2003 resulted in the furnace being out of operation for seven weeks, the concentrate stockpiled during this period was successfully processed during the financial year. Platinum in concentrate

Shareholding in Zimplats (as at 30 June 2004)


Implats
83.44%
Minorities
16.56%
Zimplats
30%
70%
Makwiro

produced for the year totalled 85 200 oz, an increase of 6% on the previous financial year. This amounted to 84 300 oz of refined platinum, which exceeded expectations.

Indigenization programme

Implats requires clarity on the Zimbabwe government's indiginization requirements and in particular confirmation that a sale of 15% of Zimplats meets those requirements. We understand that the current expected level of indiginization is 15% and that recent statements citing levels of up to 50% have been withdrawn.

Outlook

A major area of concern in the coming year is opencast contractor mining costs which could rise significantly as a result of inflationary pressures. The opencast contract has been put out to tender to test the market and to enable Makwiro management to make an informed decision as to whether to continue with a contractor or to change to owner mining.

Zimplats is currently operating at close to current production capacity. There is the potential for significant expansion and this will be done in a modular fashion, given the political risks and geological challenges of developing on a new orebody.

The feasibility study and trial mine to develop an underground mine have been successfully completed. The first phase of the planned expansion, which will increase production to 141 000 oz of platinum by FY2007 has been approved in principle, subject to certain conditions precedent being met, such as security of tenure and a special mining lease. The implementation of Phase 1 will begin once these conditions have been met. This first phase will involve capital expenditure of $109 million.

A study team has been commissioned to investigate subsequent phases of the expansion.

Zimplats key statistics

		FY2004	FY2003
Sales	(Rm)	**689.2**	649.8
Platinum		**425.6**	355.4
Palladium		**92.3**	137.6
Rhodium		**23.6**	34.9
Nickel		**109.4**	70.1
Other		**38.3**	51.8
Cost of sales		**(443.3)**	(476.7)
Mining operations		**(297.7)**	(318.1)
Concentrating operations		**(114.6)**	(106.6)
Amortisation of mining assets		**(46.9)**	(58.0)
Increase in metal inventories		**15.9**	6.0
Gross profit		**245.9**	173.1
Intercompany adjustment*		**(13.6)**	
Gross profit in Implats group		**232.3**	
Gross margin	(%)	**35.7**	26.6
Other operating expenses		**(20.5)**	(5.7)

* Adjustment note: The adjustment relates to sales from Zimplats to the Implats group which at year-end were still in the pipeline.

		FY2004	FY2003
Sales volumes in concentrate			
Platinum	(000 oz)	**85.2**	80.2
Palladium	(000 oz)	**73.2**	70.0
Rhodium	(000 oz)	**7.8**	7.5
Nickel	(t)	**1 627**	1 349
Prices achieved in concentrate			
Platinum	($/oz)	**724**	500
Palladium	($/oz)	**183**	222
Rhodium	($/oz)	**438**	526
Nickel	($/t)	**9 738**	5 858
Exchange rate achieved ex-mine	(R/$)	**6.90**	9.09
Production			
Tonnes milled ex-mine	(000 t)	**2 006**	1 937
Platinum in matte	(000 oz)	**85.3**	82.4
Palladium in matte	(000 oz)	**73.1**	70.5
Rhodium in matte	(000 oz)	**7.8**	7.6
Nickel in matte	(t)	**1 627**	1 381
PGM in matte	(000 oz)	**186.7**	185.2
Total cost			
per tonne milled	(R/t)	**216**	222
	($/t)	**31**	24
per PGM ounce in concentrate	(R/oz)	**2 318**	2 324
	($/oz)	**336**	256
per platinum ounce in concentrate	(R/oz)	**5 074**	5 223
	($/oz)	**735**	574
Capital expenditure	(Rm)	**76.3**	27.3
	($m)	**11.1**	3.0

Only 10 months of FY2003 were attributable to Implats

Mimosa completed its expansion programme to reach an annual production of 69 000 oz platinum in FY2004


4.89
4.72
2.92
2.64
2.61
FY00
FY01
FY02
FY03
FY04

Mimosa Platinum – Lost time injury frequency rate (LTIFR) per million man hours


0.45
0.0
0.0
0.0
0.16
FY00
FY01
FY02
FY03
FY04

Mimosa Platinum – Fatal injury frequency rate (FIFR) per million man hours

Mimosa Platinum

Key features of the year

- LTIFR improved by 45%
- Recoveries improved from 76% to 79%
- Platinum in concentrate production of 61 400 oz for FY2004
- Expansion to deliver 69 000 oz of platinum in concentrate complete
- Remains one of the lowest cost platinum producers in the world
- Further potential for expansion
- Indigenisation discussion progressing

Mimosa Platinum is located on the southern part of the Great Dyke in Zimbabwe, on the Wedza Geological Complex and is wholly-owned by Mimosa Investments, based in Mauritius. Mimosa Investments is in turn jointly owned by Implats and Aquarius Platinum Limited.

During FY2004, the mine completed its expansion programme to reach an annual production level of 69 000 oz. Mimosa has a life-of-mine concentrate offtake agreement with IRS.

Safety and health

Safety: Regrettably, the company had one fatal accident during the year, bringing the FIFR to 0.16. The LTIFR for Mimosa, however, improved significantly during the year to 2.61 per million man hours (FY2003: 4.72). This follows the deterioration experienced the previous year when a large number of new, inexperienced personnel joined the company as part of the expansion project.

Training programmes incorporating induction, hazard identification, risk assessment and safety awareness have continued. Risk profiles are linked to standard job procedures and high-risk jobs are prioritized for training.

Self-contained self-rescuers are being acquired for all employees.

Health: The company has adopted Impala Platinum's occupational health standards which required both a reassessment and redeployment of staff. Noise and dust levels are monitored. Congestion at the local Mimosa clinic has been reduced as the newly refurbished Kandodo Clinic has become available.

The company maintained its NOSA four-platinum star status during the year.

HIV/AIDS: A comprehensive survey on employee HIV/AIDS levels has been conducted and, following benchmarking visits to Impala Platinum, other mining companies and non-governmental organizations (NGOs) in Zimbabwe and neighbouring countries, an employee wellness programme is being established. This programme was launched in July 2004 and will focus initially on HIV/AIDS awareness to change behaviour. An NGO, Population Services International, has been engaged to conduct the awareness training. The programme will be extended to include the provision of voluntary counselling and testing as well as treatment programmes by the end of this year.

Environment: One significant environmental spill was recorded during the year from the tailings pipe. A report was made to government, and a follow-up site visit was held. The area was cleaned up according to plan.

An environmental risk baseline was established during the year.

Mining

Mining at Mimosa extends to a depth of 200 m with a well-defined orebody.

Tonnes milled rose by 77% to 1.33 Mt for the year in line with the expansion,

Key statistics	
Ore Reserves	29.8 Mt MSZ
Mineral Resource	128.9 Mt MSZ
Life-of-mine	50 years
Current refined production	61 400 oz in concentrate in FY2004
Planned refined production	Steady-state of 69 000 oz in concentrate in FY2005
Capital expenditure	$13.5 million in FY2004
No. of employees	1 507


61.4
36.0
15.0
16.9
16.0
FY00
FY01
FY02
FY03
FY04

Mimosa Platinum – Platinum in concentrate
(000oz)

resulting in the production of 61 400 oz of platinum in concentrate. Costs continued to be well-contained given the hyper-inflationary conditions prevailing in Zimbabwe. Significant increases were experienced in the cost of power and fuel. As a result, costs rose to $28/t, from $24/t the previous year but were lower in Rand terms. Nonetheless, Mimosa remains one of the most productive and lowest cost platinum mines in the world.

Efforts to develop staff capabilities continue, especially regarding production techniques, safety and work cycles so as to create a sustainable operation for the future. There has been much improvement in the performance of underground teams with the worst performing team achieving no less than 45 centares per man month.

Processing

Recoveries at the mine's concentrator have risen to 79%. The concentrate is transported by road to Mineral Processes in Rustenburg in terms of the operation's agreement with IRS. The cost per platinum ounce in concentrate was $609/oz.

Indigenization programme

Negotiations on the sale of 15% of Mimosa to a consortium of Zimbabweans continued, in line with Zimbabwe's indigenization requirements. Both Implats and Aquarius will make available 7.5% of their respective holdings for purchase by the consortium.

Outlook

A feasibility study to assess the potential for further expansion is scheduled for completion by June 2005. Initial indications are that production from Mimosa could be doubled within four years.

Mimosa key statistics

		FY2004	FY2003
Sales	(Rm)	**493.3**	318.9
Cost of sales		**(240.4)**	(201.0)
Mining and concentrating operations		**(250.0)**	(200.6)
Amortisation of mining assets		**(25.2)**	(23.4)
Increase in metal inventories		**34.8**	23.0
Gross profit		**252.9**	117.9
Gross profit attributable to Implats (50%)		**126.5**	59.0
Intercompany adjustment*		**17.0**	(33.3)
Gross profit in Implats group		**143.5**	25.7
Gross margin	(%)	**51.3**	37.0
Other operating costs		**(7.8)**	(1.6)

* Adjustment note: The adjustment relates to sales from Mimosa to the Implats group which at year-end were still in the pipeline.

		FY2004	FY2003
Exchange rate achieved ex-mine	(R/$)	**6.90**	9.09
Production			
Tonnes milled ex-mine	(000 t)	**1 334**	755
Platinum in concentrate	(000 oz)	**61.4**	36.0
Palladium in concentrate	(000 oz)	**44.7**	25.5
Rhodium in concentrate	(000 oz)	**5.0**	2.8
Nickel in concentrate	(t)	**1 708**	826
PGM in concentrate	(000 oz)	**126.1**	63.2
Total cost			
per tonne milled	(R/t)	**193**	222
	($/t)	**28**	24
per PGM ounce in concentrate	(R/oz)	**2 044**	2 661
	($/oz)	**296**	293
per platinum ounce in concentrate	(R/oz)	**4 199**	4 672
	($/oz)	**609**	514
Capital expenditure	(Rm)	**81**	174
	($m)	**13.5**	20.9

Exchange rate losses/gains are a feature of IRS's financial results


871
633
362
289
179
FY00
FY01
FY02
FY03
FY04

IRS – Growth in platinum production
(000oz)


1 749
1 238
744
587
395
FY00
FY01
FY02
FY03
FY04

IRS – production by metal
Platinum   Other PGMs

Impala Refining Services

Key features of the year

- 38% increase in metal produced to 871 000 oz platinum
- 41% increase in PGMs to 1.749 Moz
- 43% increase in gross profit to R716 million

Impala Refining Services (IRS) leverages Impala Platinum's additional smelting and refining capacity as well as its technical and marketing expertise to generate additional revenue flows and to reduce costs associated with Impala's own production through a contribution for the use of Impala Platinum's fixed assets. An arm's length agreement exists between Impala and IRS in terms of which Impala guarantees recoveries and the length of the processing pipeline, and IRS pays Impala market-related processing costs.

IRS engages in metal purchase agreements, toll-refining agreements or a combination of both. With metal purchase agreements, IRS purchases metal after a pre-determined processing period, and with toll-refining, IRS charges clients a processing fee and returns the metal to the client after a pre-determined processing period.

Exchange rate losses/gains are a feature of IRS's financial results. IRS advances payment to purchase-agreement clients to take into consideration the processing pipeline. While these advances offer very considerable benefits to clients – particularly in respect of smaller working capital operators – they can also lead to exchange rate losses/gains for IRS.

IRS sources a wide variety of material from around the world, including flotation concentrate and smelter matte. IRS also has a long-standing relationship with A1 Specialized Services and Suppliers Inc regarding the supply of spent autocatalysts, making IRS one of the largest refiners of spent autocatalysts in the world.

Operating performance

IRS produced unprecedented volumes of platinum and other PGMs during FY2004. This performance was boosted by concentrate processing on behalf of Lonplats following their furnace failure of December 2002. As a result, attributable platinum production grew by 38% year-on-year to 871 000 oz, which is equivalent to approximately 44% of throughput from the Implats' group. Palladium production for the year rose by 31% to 545 000 oz, while total PGM production rose 41% to 1.749 Moz. Notwithstanding the net increase in profit generated to R243 million, IRS's capacity to process these substantial volumes while consistently meeting their contractual obligations was clearly established, supporting the group's plans to produce 2 Moz by 2006 and, possibly, 2.3 Moz by 2008.

Excluding the Lonplats contribution, platinum production through IRS still increased by a most creditable 35% year-on-year with major input contributions from Aquarius' Kroondal operation plus ramp-up from its Marikana operation, an increase in delivery from both Zimplats and

IRS – profit and contribution to the Implats Group

	Profit (Rm)	% contribution to group
2000	117	5.2
2001	300	6.5
2002	416	9.1
2003	151	4.4
2004	394	13.3

Mimosa, steady growth in spent autocatalyst recycling and ramp-up from Messina Platinum Mines Limited.

Outlook

Although the processing of Lonplats concentrate was a once-off, growth is expected from other projects and new ventures, including additional ramp-up from Marikana, Messina and Mimosa, a considerable contribution from Marula Platinum and an ever-growing autocatalyst recycle profile.

The combination should provide for healthy throughput volumes once again, although it is unlikely that this year's unprecedented volumes will be repeated.

IRS key statistics

		FY004	FY2003	% change
Sales	(Rm)	**3 851.5**	2 913.8	32.2
Platinum		**2 099.4**	1 551.7	35.3
Palladium		**409.7**	468.2	(12.5)
Rhodium		**189.6**	211.2	(10.2)
Nickel		**638.6**	359.2	77.8
Other		**514.2**	323.5	58.9
Cost of sales		**(3 135.5)**	(2 413.3)	(29.9)
Metals purchased		**(3 122.4)**	(2 283.4)	(36.7)
Smelting and refining costs		**(201.7)**	(142.0)	(42.0)
Increase in metal inventories		**188.6**	12.1	1 458.7
Gross profit		**716.0**	500.5	43.1
Gross margin	(%)	**18.6**	17.2	
Other operating costs		**(1.8)**	(9.2)	80.4
Sales		**3 851.5**	2 913.8	32.2
Direct sales to customers		**303.2**	249.6	21.5
Sales to Impala		**3 176.8**	2 445.5	29.9
Toll income		**371.5**	218.7	69.9
Total sales volume				
Platinum	(000 oz)	**398.8**	292.4	36.4
Palladium	(000 oz)	**260.9**	189.8	37.5
Rhodium	(000 oz)	**52.0**	38.2	36.1
Nickel	(000 t)	**7.7**	5.6	37.5
Prices achieved				
Platinum	($/oz)	**772**	599	28.9
Palladium	($/oz)	**230**	271	(15.1)
Rhodium	($/oz)	**535**	609	(12.2)
Nickel	($/t)	**12 089**	7 222	67.4
Exchange rate achieved (R/$)		**6.82**	8.92	(23.5)
Refined production				
Platinum	(000 oz)	**871.1**	633.1	37.6
Palladium	(000 oz)	**544.6**	415.4	31.1
Rhodium	(000 oz)	**135.4**	80.7	67.8
Nickel	(000 t)	**9.5**	6.7	41.8
PGM refined production	(000 oz)	**1 749.3**	1 238.0	41.3
Metal returned				
Platinum	(000 oz)	**501.1**	251.5	99.2
Palladium	(000 oz)	**314.0**	174.2	80.3
Rhodium	(000 oz)	**96.7**	17.5	452.6
Nickel	(000 t)	**1.5**	0.9	66.7

Strategic holdings are continually reviewed and rationalized when appropriate

Strategic holdings

Key features of the year

- Proposed sale of Lonplats' stake will initially generate net funds of $668 million
- AQPSA grows, as does its contribution to IRS
- Two Rivers feasibility study progresses

An important part of Implats' growth strategy in the past has been the development of relationships with other industry players so as to provide access to strong cash flows, additional resources and new and ongoing business for IRS. Its strategic holdings are continually reviewed and rationalized when appropriate. Implats intends to sell its holding of 27.1% in Lonplats. This has had the added benefit of securing empowerment credits in line with the proposed Mining Charter at minimal cost to shareholders.

Lonplats

In September 2003, Implats announced that it had signed a memorandum of understanding with Lonmin regarding the sale of Implats' 27.1% stake in Eastern Platinum Limited and Western Platinum Limited, collectively known as Lonplats, to Lonmin and a grouping of black empowerment consortia for $800 million. Two preconditions to the sale were the completion of satisfactory funding for the transaction and a reasonable guarantee of credits in terms of the Mining Charter's scorecard. Extensive negotiations have since taken place, refining the terms of the transaction.

A holding of 9% in Lonplats will be sold to a group of consortia representing historically disadvantaged South Africans (HDSAs) for around $240.1 million. This sale will be factored into the calculation of ownership equity when Implats' primary operating subsidiary, Impala Platinum, applies for the conversion of its mining rights. Impala anticipates this to equal credits of around 9% in its hands.

The remaining holding of 18.1% in Lonplats will be sold to Lonmin for $554.4 million. The entire transaction will provide Implats with a net total of $794.5 million. Simultaneously, both Lonmin and the HDSA consortia will each on-sell holdings of 9% in Lonplats to Incwala Resources (Pty) Ltd, a newly formed HDSA-controlled resources company.

To facilitate the transaction and the establishment of Incwala Resources, Implats will provide vendor-financing of $95 million to the HDSA investors, for which Lonmin will indemnify it, thus ensuring that there is limited capital risk to Implats. Once this transaction has been completed in its entirety, the HDSA consortia will own more than 50% of Incwala.

The Department of Minerals and Energy has confirmed that the structure of this transaction is in line with the aims of the Mining Charter. Implats has made every effort to ensure that this deal provides appropriate rewards and safeguards for its shareholders.

Sale of Lonplats – anticipated cash flow ($m)	
Sale price	800.0
FV adjustments	(5.5)
	794.5
Vendor finance	(95.0)
	699.5
Dividend received	(31.7)
Net cash flow	667.8

Attributable contribution of Implats' interest in Lonplats				
Year to March		**2004**	2003	% change
Financial	(Rm)			
Sales		**1 725**	1 744	(1)
Profit before tax		**460**	935	(51)
Profit		**290**	654	(56)
Dividends received		**285**	176	62
Refined production	(000 oz)			
Platinum		**269**	206	31
Palladium		**119**	95	25
Rhodium		**37**	32	16
PGMs		**505**	399	27

This transaction will achieve an initial net cash inflow for Implats of $667.8 million, net of the dividend of $31.7 million already received for Lonmin's financial year to September 2003, and the amount of vendor finance to be provided.

The HDSA consortia have raised funding and the South African Competition Tribunal has approved the transaction. Subject to futher regulatory approvals, including that of the South African Reserve Bank, Lonmin shareholder support and the conclusion of various legal agreements, the transaction is expected to be concluded in the first half of FY2005.

Aquarius Platinum

Implats holds stakes in both Aquarius Platinum Limited, which is listed on the LSE and the ASX, and unlisted subsidiary, Aquarius Platinum South Africa (Pty) Limited (AQP(SA)). Implats and Aquarius Platinum are the joint owners of Mimosa Investments which owns Mimosa Platinum Limited in Zimbabwe.

During the year, Aquarius Platinum implemented a private placement of shares which effectively reduced Implats' holding in the company to 8.6%. Implats also has a stake of 25% in AQPSA, which will be reduced once a transaction to sell a portion of AQPSA to a BEE consortium led by Savannah Resources has been finalised. Implats has structured a deal to ensure its shareholding remains at 20% and thus will continue to equity account the AQPSA results. This has been achieved by converting part of the interest-bearing shareholder's loan account.

Production problems at Kroondal, a result of severe potholing, have been overcome with platinum production of 134 000 oz for FY2004.


188
134
122
81
FY01
FY02
FY03
FY04

Aquarius Platinum – refined platinum production
(000oz)

Aquarius Platinum – Shareholding structure


8.6%
Aquarius Platinum Limited
75%
Implats
25%*
Aquarius Platinum South Africa (Pty) Limited
50%
50%
Mimosa Investments Limited

* This stake will decline to a minimum of 20%, on conclusion of the proposed BEE deal with Savannah Resources

Attributable contribution of Implats' interest in AQP(SA)	FY2004	FY2003	% change
Financial (Rm)			
Profit before tax	**40**	33	21.2
Change in unearned profit	**8**	19	(57.9)
Share of taxation	**(9)**	(19)	52.6
Profit	**39**	33	18.2
Refined production (000 oz)			
Platinum	**188**	134	40.3
PGMs	**349**	251	39.0

Although tonnage from the Marikana opencast operations has reached steady state levels, third quarter production was hampered by inclement weather and pit flooding. Oxidised ore and lower-than-anticipated recoveries resulted in reduced metal production.

Aquarius also owns the Everest South project, the start of which has been delayed pending the successful conclusion of the proposed BEE transaction which will provide the necessary funding for the project.

Two Rivers

Implats has a 45% stake in the Two Rivers Platinum project with African Rainbow Minerals (ARM) holding the balance of 55%. Recent corporate activity involving AVMIN, ARM and Harmony resulted in the transfer of AVMIN's share in Two Rivers Platinum to a new, empowered platinum entity, ARM Platinum, a division of ARM Resources.

Trial mining has been underway for six months and an underground access has been established via a box cut. By June 2004, 180 m of reef strike development and 70 m of reef dip development had been accumulated in a 50 000 t development ore stockpile. The trial mining follows the revision of the scope of the project in response to the strengthening Rand and to allow for increased underground production of 185 000 t/month (previously 175 000 t/month) and 40 000 t/month of opencast material, a resource that had been excluded previously. Planned annual production is 220 000 oz PGM and 120 000 oz platinum.

The Environmental Management Programme Report (EMPR), and mining and water use licences were approved during FY2003 and FY2004 and an addendum covering the opencast pit was submitted to the authorities in FY2004. The project is still to be submitted for approval to the relevant boards. Full project go-ahead is dependent on the results of the trial mining and the outlook for the Rand. Production is scheduled to begin around 18 months after project go-ahead.

Approved funding for the project to September 2004 totals R755 million – R551 million for the purchase and R204 million on the feasibility study, trial mining and capital works. Implats has expended R340 million (45%).

Key statistics	
UG2 Mineral Resource (Measured and Indicated)	60.4 million tonnes
Estimated capital expenditure	R1.3 billion (in real terms)
Potential number of employees	1 000 (30% contractors)
Life-of-mine	20 years

Bushveld Complex


N
Mokopane
Marula
Burgersfort
Impala
Rustenburg
Pretoria
Middelburg
Johannesburg
100 Km

Great Dyke


N
Great Dyke
MOZAMBIQUE
ZAMBIA
Musengezi
Complex
Selous
Metallurgical
Complex
NAMIBIA
Victoria Falls
Harare
ZIMBABWE
Ngezi
Hartley
Complex
Selukwe
Complex
Bulawayo
BOTSWANA
Mimosa
Wedza
Complex
0 100 200
Kilometres
SOUTH AFRICA

Geology

Implats' mining operations focus on the two largest known deposits of platinum group metals (PGMs) in the world, namely the Bushveld Complex in South Africa and the Great Dyke in Zimbabwe.

Geology of the Bushveld Complex

The Bushveld Complex is a 2-billion-year old layered igneous intrusion. Although it shares characteristics with other layered complexes around the world, the Bushveld is unique both in its size, covering an aerial extent of some 66 000 km^2, and in the economic importance of its mineral deposits. Geologically, the complex comprises an array of diverse igneous rocks ranging in composition from ultramafic to felsic.

Contained within a well-layered ultramafic to mafic succession, called the Rustenburg Layered Suite, are two horizons which host economically exploitable quantities of PGMs, namely the Merensky Reef and the underlying UG2 Chromitite Layer. These two economic horizons can be traced for hundreds of kilometres around the complex and are the focus of Implats' operations in which the PGMs platinum, palladium, rhodium, ruthenium and iridium are recovered together with quantities of gold, nickel, copper and cobalt. Implats' operations here comprise Impala Platinum Limited, located near Rustenburg in North West Province, and Marula Platinum situated near Burgersfort in Limpopo Province.

Geology of the Great Dyke

The Great Dyke is a linear geological feature extending some 550 km north-south with a maximum width of 11 km. Within the Dyke, four layered complexes are developed, similar to the Bushveld Complex. From north to south, these are the Musengezi, Hartley, Selukwe and Wedza complexes. The stratigraphy is broadly divided between a lower ultramafic and an overlying mafic sequence. The ultramafic sequence hosts the P1 pyroxenite, directly below the mafic-ultramafic contact, which in turn hosts the economic PGM-bearing Main Sulphide Zone (MSZ). The MSZ is

Exploration focussed on evaluating Implats' Mineral Resources in southern Africa

generally 2-3 m thick. Optimal mineralisation varies and, in contrast to the Bushveld Complex, is often difficult to follow visually. Peak values for the PGM and base metals are commonly offset, while the proportions between platinum and palladium also vary vertically. As at 30 June 2004, Implats held 83.44% of Zimbabwe Platinum Mines Limited (Zimplats), an Australian-listed company. Zimplats operates the Ngezi Platinum mine situated in the south of the Hartley Complex, and mines both by opencast and trial underground methods. Zimplats owns extensive resources within the Hartley Complex. In addition, Implats owns 50% of Mimosa Investments Limited which owns and operates Mimosa Mining Company, an underground mine situated on the Wedza Complex.

Exploration review

In FY2004, exploration focussed on evaluating Implats' Mineral Resources in southern Africa, and to a lesser degree, internationally. Particular emphasis was placed on the Great Dyke since the acquisition of the majority shareholding in Zimplats. In South Africa, exploration endeavours were hampered by permitting issues prior to the introduction of the Mineral and Petroleum Resources Development Act 28/2002 (the Act).

Exploration expenditure increased to some R42 million, particularly due to brownfields exploration conducted at the Impala Rustenburg operations. Going forward, the Implats single-commodity strategy remains firmly entrenched and thus the emphasis on platinum-dominant projects will continue.

Southern Africa

Bushveld Complex: Brownfields exploration at the Impala operations at Rustenburg was aligned to support the revised long-term mine plan. Emphasis during the past year has been on the evaluation of the 20, 11c and 16 Shaft blocks, with a particular focus on enhancing the 3D seismic data, geotechnical studies and mineral resource evaluation.

At Marula Platinum, an infill-drilling programme, targeted at the Merensky Reef, was conducted and a pre-feasibility study was undertaken. Only limited work was conducted at the Spitzkop, Kalkfontein and Buffelshoek properties. An extensive 3D seismic orientation survey was undertaken to test the viability of this technique at shallow depths. Final results are expected early in FY2005.

Great Dyke: A full-time exploration manager was appointed in October 2003 to manage future exploration endeavours at Zimplats. A review of the available information has been completed followed by the formulation of a long-term exploration strategy. The focus for the next few years will be to support the growth strategy, particularly in the Ngezi area, as well as the evaluation of other mineral resources amenable for shallow mechanized mining. Work in FY2004 entailed compiling the geology and Mineral Resources and Reserves for the Phase 1 expansion feasibility study, follow-up investigations in the proposed portal 3 area and the establishment of an exploration base at Selous.

North and South America, and Australia

Alliance with Falconbridge: The alliance with Falconbridge has continued. The Narndee project in Western Australia was terminated after an 18 hole-drilling programme failed to identify significant PGE mineralization. The Catetê joint venture in the Carajás region of Brazil was advanced with several targets having been drill tested; to date no significant encouragement has been encountered.

During the year, Implats concluded another agreement with Falconbridge to explore part of the Niquelândia lobe in the Goiás Layered Igneous Complex of central Brazil. Falconbridge had previously conducted extensive geochemical and geophysical surveys and defined specific target areas. The new scheme of arrangement includes a commitment of CD$500 000 from Implats for the first phase. Payment of an additional CD$1.5 million will entitle Implats to a 50% interest in the project.

Three Kings: Implats entered into an agreement with De Grey Mining regarding their Three Kings project in Western Australia during FY2004. The initial commitment is A$400 000 for Phase 1 which is designed to test the grade potential and lateral continuity of earlier successes. This first phase is scheduled for completion by the second quarter of FY2005. Should Implats elect to proceed with a second phase, additional expenditure of A$800 000 will give Implats an interest of 60% in the project.

Franconia JV: The exploration JV with Franconia Minerals Corporation is continuing in two target areas in the Duluth Complex, in the USA. Permitting regulations and the weather have delayed the programme. Exploration completed to date has failed to generate a viable target for follow-up work.

Mineral Reserves and Mineral Resources

Impala Platinum

Mineral Reserves and Mineral Resources: Impala Platinum holds contiguous old order mining and prospecting rights for a total area of 27 573 hectares.

Mineral Reserves as at 30 June 2004

Orebody	Category	Tonnage (millions)	Grade 5 PGE & Au (g/t)	Pt oz (millions)
Merensky	Proved	17.1	5.12	1.6
	Probable	72.7	4.97	6.6
UG2	Proved	20.5	5.15	1.6
	Probable	99.9	5.11	7.8
Total		**210.2**	**5.07**	**17.7**


Pt 57.3%
Pd 24.8%
Rh 4.3%
Ru 8.2%
Ir 1.7%
Au 6.7%
Impala metal splits – Merensky

Mineral Resources as at 30 June 2004

Orebody	Category	Tonnage (millions)	Grade 5 PGE & Au (g/t)	Pt oz (millions)
Merensky	Measured	60.7	7.46	8.3
	Indicated	101.5	7.66	14.3
	Inferred	75.9	8.26	11.5
UG2	Measured	49.5	8.90	6.7
	Indicated	70.2	9.45	10.1
	Inferred	62.1	9.28	8.8
Total		**419.9**	**8.42**	**59.7**

No 1 & 2 Tailings Complex – Mineral Resources as at 30 June 2004

Orebody	Category	Tonnage (millions)	Pt grade (g/t)	Pt oz (millions)
Tailings	Indicated	48.1	0.42	0.6


Pt 47.4%
Pd 25.7%
Rh 9.0%
Ru 13.6%
Ir 3.4%
Au 0.7%
Impala metal splits – UG2

Notes:

- Where Mineral Reserves and Mineral Resources are quoted for the same property, Mineral Resources are additional to Mineral Reserves.
- The Mineral Reserves quoted reflect the grade delivered to the mill rather than an *in situ* channel grade quoted in respect of Mineral Resources.
- The modifying factors utilised to convert the Mineral Resource to a Mineral Reserve are derived from an in-house Ore Inventory System. The system is able to provide all the diluting factors that are applied to the *in situ* estimates to yield the final product delivered to the mill.
- Grade estimates for the Impala Platinum Rustenburg operations are obtained by means of ordinary kriging using an extensive database of both underground samples (33 800 Merensky sections and 29 400 UG2 sections) and surface boreholes (746 Merensky and 650 UG2 intersections). Sampling allows for a vertical definition of the grade distribution throughout the reef and the surrounding host units.

Impala Platinum mining and prospecting areas


Merensky
UG2
N
Mined out areas
Mineral Reserves
Measured Mineral Resources
Indicated Mineral Resources
Inferred Mineral Resources
Seismic anomalies
Prospecting rights
Outcrop
Boreholes
0
5
10
Kilometres

- Compared with the previous published figures, the material differences are attributed to evaluation work undertaken during the last year, which has allowed a significant transfer of resources from the Indicated to the Measured category. This is reflected in the figures quoted above both in resource tonnage and grade.

- An external audit was conducted by SRK (SA) at the conclusion of the 2004 financial year on the Mineral Resource and Mineral Reserve figures. The methodology was found to be sound and the Mineral Resource estimates developed were compliant with the requirements and recommendations of the SAMREC Code.

- The Mineral Reserves and Resources quoted are held under four old order mining rights, two old order prospecting rights as well as an unused old order right. Impala Platinum will be applying for the conversion of these rights during FY2005. In terms of the new Mineral and Petroleum Resources Development Act, 28/2002 (the Act), a prospecting right may be granted for a period of up to five years, renewable for a further three years. Under the Act, a mining right may be granted for up to 30 years, renewable for a further 30 years subject to the holder meeting the requirements of the Act. The Impala Platinum Mineral Resources for both the UG2 and Merensky are seen to be in excess of the 30-year requirement at planned production levels and would therefore be subject to renewal after a 30-year period.

Marula Platinum

Mineral Reserves and Mineral Resources: Marula Platinum holds old order mining rights on the farms Winnaarshoek 250 KT, Clapham 118 KT, and portions of the farms Driekop 253 KT and Forest Hill 117 KT, comprising 2 765 hectares. No prospecting has been conducted on the portion of the farm Hackney 116 KT which is held under an unused old order right.



Pt	53.8%	Ru	5.5%
Pd	30.4%	Ir	0.9%
Rh	2.6%	Au	6.8%

Marula metal splits – Merensky

Marula Platinum Mining Area



Merensky
UG2
N
FOREST HILL 117 KT
HACKNEY 116 KT
DSJATE 249 KT
WINNAARSHOEK 250 KT
DRIEKOP 253 KT
CLAPHAM 118 KT
Probable Mineral Reserve
Indicated Mineral Resource
Inferred Mineral Resource
Boxcut
Farm boundaries
Potholes/Dunite pipe
Dyke
Boreholes
0
1
2
Kilometers



Pt	36.8%	Ru	11.3%
Pd	40.4%	Ir	2.6%
Rh	7.7%	Au	1.2%

Marula metal splits – UG2

Mineral Reserves as at 30 June 2004

Orebody	Category	Tonnage (millions)	Grade 5 PGE & Au (g/t)	Pt oz (millions)
UG2	Probable	41.3	4.76	2.3

Mineral Resources as at 30 June 2004

Orebody	Category	Tonnage (millions)	Grade 5 PGE & Au (g/t)	Pt oz (millions)
Merensky	Indicated	44.2	5.47	4.2
UG2	Indicated	22.4	9.27	2.5
Total		**66.6**	**6.75**	**6.7**

Hackney Mineral Resources as at 30 June 2004

Orebody	Category	Tonnage (millions)	Grade 5 PGE & Au (g/t)	Pt oz (millions)
Merensky	Inferred	5.2	5.73	0.5
UG2	Inferred	3.5	8.88	0.4
Total		**8.7**	**6.99**	**0.9**

Notes:

- Where Mineral Reserves and Mineral Resources are quoted for the same property, Mineral Resources are additional to Mineral Reserves.

- The Mineral Reserves quoted reflect the grade delivered to the mill rather than an *in situ* channel grade quoted in respect of Mineral Resources

- The modifying factors used in the UG2 mineral reserve calculation are based on the revised mine plan which envisages conventional breast mining operations. The detailed mine plan is being optimized and the mineral reserve estimate will be updated in due course.

- Estimated geological losses and rock engineering pillars have been accounted for in the mineral resource calculations; which reflect the revised mine plan methodology. The UG2 mineral resources merely accounts for the UG2 Chromitite Layer whilst the Merensky Reef mineral resources are based on a minimum width of 80cm.

- Grade estimates at Marula Platinum were obtained by means of ordinary kriging of UG2 and Merensky Reef borehole intersections.

- Minor changes to the individual PGE metal splits have occurred due to additional information being accrued during the past year.

- Marula Platinum will be applying for the conversion of the two old order mining licences during FY2005, whilst a new order prospecting right application for the Hackney portion is in preparation. In terms of the new Act, a prospecting right may be granted for a period of up to five years, renewable for a further three years. A mining right may be granted for up to 30 years, renewable for a further 30 years subject to the holder meeting the requirements of the Act. The Marula Mineral Resources for both the UG2 and Merensky are seen to be in excess of the 30-year requirement at planned production levels and would therefore be subject to renewal after a 30-year period.

Zimplats

Ore Reserves and Mineral Resources: Zimplats holds virtually the whole of the Hartley Complex as claims and mining leases through various subsidiary companies, all of which are wholly owned by Zimplats apart from Makwiro Platinum (Pvt) Limited which is owned 70%

Zimplats – Main Sulphide Zone Mineral Reserves and Resources


N
To Harare
Selous Metallurgical Complex
Hartley Platinum Mine
To Chegutu
Mupture River
Mswewe River
Selous/ Ngezi Road
Ngezi Platinum Mine
Ngezi River
0
5000m
Open Pit Ore Reserves
Underground Ore Reserves
Measured Mineral Resources
Indicated Mineral Resources
Inferred Mineral Resources
MSZ outcrop
Ngezi: SMC all weather road
Tenements
Faults
Boreholes



Pt	48.6%	Rh	4.7%
Pd	39.9%	Au	6.7%

Zimplats metal splits
MSZ

by Zimplats and 30% by Implats. Makwiro owns Special Mining Lease 1 containing the Hartley Platinum Mine and the Selous Metalurgical Complex (SMC) and has a tribute covering the open pit Ngezi Platinum Mine.

Ore Reserves as at 30 June 2004

Orebody	Category	Tonnage (millions)	Grade 3 PGE & Au (g/t)	Pt oz (millions)
MSZ	Proved	45.1	3.23	2.3
	Probable	295.7	3.35	15.6
Total		**340.8**	**3.34**	**17.9**

Mineral Resources as at 30 June 2004

Orebody	Category	Tonnage (millions)	Grade 3 PGE & Au (g/t)	Pt oz (millions)
MSZ	Measured	102.9	4.19	6.8
	Indicated	860.6	4.13	55.7
	Inferred	1 528.0	4.11	98.6
Total		**2 491.5**	**4.12**	**161.1**

Notes:

- The figures quoted above refer to the total Ore Reserve and Mineral Resource. As at 30 June 2004, Implats effectively owned 83.44% of Zimplats.
- Mineral Resources are quoted inclusive of Ore Reserves.
- A full revision of the Resources and Reserves is underway at Zimplats.The Zimplats Mineral Resources and Ore Reserves reflected in the tabulation are based on 30 June 2003 estimates with depletions.

Mimosa Platinum

Ore Reserves and Mineral Resources: The lease encompasses four areas, North Hill, South Hill, Mtshingwe Block and Far South Hill, separated by major faults, covering an area of 6 590 hectares.

Ore Reserves as at 30 June 2004

Orebody	Category	Tonnage (millions)	Grade 3 PGE & Au (g/t)	Pt oz (millions)
South Hill				
(1.8 m cut)	Proved	16.1	3.75	1.0
	Probable	13.7	3.51	0.8
Total		**29.8**	**3.64**	**1.8**

Mineral Resources as at 30 June 2004

Orebody	Category	Tonnage (millions)	Grade 3 PGE & Au (g/t)	Pt oz (millions)
South Hill				
(1.8m cut)	Measured	31.8	4.07	2.1
	Indicated	31.7	3.81	1.9
	Inferred	18.2	3.95	1.2
	Inferred (Oxides)	7.2	3.81	0.4
Total		**88.9**	**3.93**	**5.6**
North Hill				
(1.8m cut)	Inferred	40.0	2.96*	2.2

* (2E grade)



Pt	50.0%	Rh	4.1%
Pd	38.1%	Au	7.8%

Mimosa South Hill metal splits
MSZ

Notes:

- The figures quoted above refer to the total Ore Reserve and Mineral Resource for North and South Hill. As at 30 June 2004, Implats owned a 50% shareholding in Mimosa Investments Limited (with Aquarius Platinum Limited owning the remaining 50%).

- The figures have been completely revisited following a joint due diligence exercise and re-interpretation of the Resource and Reserve areas and the grade estimates between Mimosa, Implats, Aquarius, SRK (Harare) and independent consultants Venmyn Rand Ltd.

- Compared with the previous published figures, the material differences are:
  - There has been an increase in the Ore Reserve tonnage as a result of extending the area that can convert from Measured Resource to a 1.5 km strike limit from the inclines of the Blore and Wedza shafts and extending this area to the western boundary of South Hill.

South Hill Deposit MSZ Mineral Resources and Ore Reserves


N
0
1
Kilometres
Measured Resource
Indicated Resource
Inferred Resources
Mined out areas
Proved reserve
Probable reserve
Oxides and bad ground due to major faults
Low grade zones
Boreholes

- The Inferred Resources exclude 38 Mt previously reported for Mtshingwe Block and Far South Hill (this due to limited information used to derive these estimates).
- Low grade zones have been redefined following in-fill drilling to determine the lateral extent of these features.
- Oxide material is now quoted separately as on-going metallurgical test work is being conducted to verify the economic viability of these resources. The Phase 3 plant upgrade was commissioned on the basis that the Phase 2 plant could be used to separately campaign the oxides without compromising the sulphide ore processing recoveries

– The above Ore Reserves have been quoted as fully diluted delivered to mill, taking into account an additional 11% loss for pillars and 7% tonnage loss from mine to mill.

– The Mineral Resources are quoted inclusive of Ore Reserves.

– The Mineral Resources have taken into account the following extraction discounts:
3% – Dykes and faults
3% – Adverse ground conditions
8% – Washouts and abnormal reef

– *In situ* grade has been used for the calculation of Mineral Resources.

– Trial mining is currently ongoing at wider widths in order to optimize extraction from the Mineral Resource base. This has indicated a potential increase at a 2.4 m cut in the South Hill Resources of 29.61 Mt and 0.94 Moz (Pt) and the North Hill Resource of 13.33 Mt and 0.68 Moz (Pt).

Regulatory compliance
The reporting of Mineral Reserves and Mineral Resources for Implats' South African operations is done in accordance with the principles and guidelines of the South African Code for Reporting of Mineral Reserves and Mineral Resources (SAMREC Code). (See Glossary of terms on page 78).

Zimplats, as an Australian Stock Exchange listed company, reports its Ore Reserves and Mineral Resources in accordance with the Australasian Code for Reporting of Mineral Resources and Ore Reserves (JORC Code). Mimosa Investments Limited, a Mauritius-based company, does not fall under any regulatory reporting codes but has adopted the JORC Code for its reporting.

Various Competent Persons as defined by the SAMREC Code and JORC Code have prepared the Mineral Reserve and Mineral Resource figures quoted in this report. They were reviewed and signed off by the Implats competent person:

P. Mellowship.

P. Mellowship
Pr.Sci.Nat. B.Sc. (Hon), M.Sc.
General Manager: Mining Services: Impala Platinum Limited.

The competent person has 30 years experience in a wide range of mineral and mining projects, of which 18 years have been in the evaluation and exploitation of Bushveld Complex PGM deposits.

Attributable ounces

In addition to its own Mineral Reserves and Mineral Resources detailed above, Implats has access to attributable platinum ounces through its equity participation in Two Rivers, Aquarius Platinum and Lonplats, thus bringing the total for Implats to 247.3 million attributable platinum ounces. These reserves and resources have not necessarily been defined in terms of the SAMREC code and have not been verified by the competent person. The extent of this interest is set out below.

Implats consolidated platinum ounces (Resource and Reserves) as at 30 June 2004

Source	Platinum ounces (millions)
Impala Platinum	78.0
Marula Platinum	9.9
Zimplats	134.3
Mimosa Platinum	3.9
Lonplats*	15.4
Aquarius Platinum*	2.0
Two Rivers*	3.7
Total	**247.2**

* Based on latest available public information

Glossary of terms

BEE: Black Economic Empowerment

Bord-and-pillar: Underground mining method where ore is extracted from rectangular shaped rooms, leaving parts of the ore as pillars to support the roof. Pillars are usually rectangular and arranged in a regular pattern.

Concentrating: A process of splitting the ground ore in two fractions, one containing the valuable minerals, the other waste.

Cost per tonne/refined platinum ounce/ refined PGM ounce: The cost of mining, concentrating, smelting, refining, marketing and corporate office expressed per unit of measure.

Decline: A shallow dipping mining excavation used to access the orebody.

Dense media separation: A means of separating reef from waste exploiting differences in density.

Development: Underground excavation for the purpose of accessing ore reserves.

FIFR: Number of fatal injuries expressed as a rate per million man hours worked.

g/t: grammes per tonne. The unit of measurement of grade, equivalent to parts per million.

Group unit cost per refined platinum ounce/refined PGM ounce: The cost of mining, concentrating and other operating expenses (marketing, corporate office) expressed per unit of mine-to-market measure, as well as the cost of smelting and refining expressed per gross unit of measure.

HDSA: Historically Disadvantaged South Africans, being South African nationals who were, prior to 1994, disadvantaged whether by legislation or convention.

Headgrade: The value, usually expressed in parts per million or grammes per tonne, of the contained PGE mineralisation of economic interest in material delivered to the mill.

In situ: In its natural position or place.

IRS: Impala Refining Services Limited

Kriging: A geostatistical estimation method that gives the best unbiased linear estimates of point values or of block averages.

LTIFR: Number of lost time injuries expressed as a rate per million man hours worked.

Merensky Reef: A horizon in the Critical Zone of the Bushveld Igneous Complex often containing economic grades of PGM. The term Merensky Reef as it is generally used refers to that part of the Merensky unit that is economically exploitable, regardless of the rock type.

Milling: Grinding of ore into the fine particles to expose the valuable minerals.

NGO: Non-governmental organization.

NOx: Nitrous oxides contained in exhaust emissions.

Ore Reserves: The term for Mineral Reserves (SAMREC Code) under the JORC Code.

PGE: Platinum group elements comprising six elemental metals of the platinum group. The metals are platinum, palladium, rhodium, ruthenium, iridium and osmium.

PGM: Platinum group metals being the metals derived from PGE.

Return on assets (ROA): ROA is calculated using current year attributable income expressed as a percentage of fixed assets and investments as at the balance sheet date.

Return on equity (ROE): ROE is calculated using current year attributable income expressed as a percentage of the opening balance of shareholders' equity.

Seismic surveys: A geophysical exploration method whereby rock layers can be mapped based on the time taken for energy reflected from these layers to return to surface.

Smelting: A smelting process to upgrade further the fraction containing the valuable minerals.

Stoping: Underground excavations to effect the removal of ore.

UG2: A distinct chromitite horizon in the Critical Zone of the Bushveld Igneous Complex often containing economic grades of PGM.

Resource and Reserve definitions

SAMREC Code – The South African Code for Reporting of Mineral Resources and Mineral Reserves sets out minimum standards, recommendations and guidelines for Public Reporting of Exploration Results, Mineral Resources and Mineral Reserves in South Africa. SAMREC was established in 1998 and modelled its Code on the Australasian Code for Reporting of Mineral Resources and Ore Reserves (JORC Code).

A **Competent Person** is a person who is a member of the South African Council for Natural Scientific Professions (SACNASP), or the Engineering Council of South Africa (ECSA), or the South African Council for Professional Land Surveyors and Technical Surveyors (PLATO) or any other statutory South African or international body that is recognised by SAMREC. A Competent Person should have a minimum of five years experience relevant to the style of mineralisation and type of deposit under consideration and to the activity which that person is undertaking. If the Competent Person is estimating, or supervising the estimation of Mineral Resources, the relevant experience must be in the estimation, assessment and evaluation of Mineral Resources. If the Competent Person is estimating, or supervising the estimation of Mineral Reserves, the relevant experience must be in the estimation, assessment, evaluation and economic extraction of Mineral Reserves.

A **Mineral Resource** is a concentration (or occurrence) of material of economic interest in or on the Earth's crust in such form, quality and quantity that there are reasonable and realistic prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of a Mineral Resource are known, estimated from specific geological evidence and knowledge, or interpreted from a well constrained and portrayed geological model. Mineral Resources are subdivided, in order of increasing confidence in respect of geoscientific evidence, into Inferred, Indicated and Measured categories.

An **Inferred Mineral Resource** is that part of a Mineral Resources for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that may be limited or of uncertain quality and reliability.

An **Indicated Mineral Resource** is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

A **Measured Mineral Resource** is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and grade continuity.

A **Mineral Reserve** is the economically mineable material derived from a Measured and/or Indicated Mineral Resource. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified. Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proved Mineral Reserves.

A **Probable Mineral Reserve** is the economically mineable material derived from a Measured and/or Indicated Mineral Resource. It is estimated with a lower level of confidence than a Proved Mineral Reserve. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.

A **Proved Mineral Reserve** is the economically mineable material derived from a Measured Mineral Resource. It is estimated with a high level of confidence. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.





Implats understands its responsibilities concerning the effect that its operations have both socially and on the environment, and serious efforts are made to limit and counter the consequences of mining and processing, which are by nature invasive. One such effort is the "woodchips" project which involves using two waste products (sewage sludge and woodchips) to rehabilitate the tailings dams at Impala Platinum. This project has also created jobs and business opportunities for the local community. Suan Mulder, Environmental Manager at Impala, and the community project team leaders, inspect the tailings dam where the grassing trials have just been completed.

ANNUAL FINANCIAL STATEMENTS AND SHAREHOLDERS' INFORMATION

Contents

Approval of the annual financial statements

The annual financial statements for the year ended 30 June 2004, which appear on pages 84 to 143 were approved by the board of directors on 27 August 2004.

The directors are responsible for the fair presentation to shareholders of the affairs of the company and of the group as at the end of the financial year, and of the results for the period, as set out in the annual financial statements. The directors are responsible for the overall co-ordination, preparation and presentation, and approval of the financial statements. Responsibility for the initial preparation of these statements was delegated to the officers of the company and the group.

The auditors are responsible for auditing and reporting on the financial statements in the course of executing their statutory duties. The financial statements have been prepared on a going concern basis, conform with applicable accounting standards and are presented applying consistent accounting policies supported by reasonable and prudent judgements and estimates. To discharge this responsibility, the group maintains accounting and administrative control systems designed to provide reasonable assurance that assets are safeguarded and that transactions are executed and recorded in accordance with generally accepted business practices and procedures. The accounting policies of the group are set out on pages 96 to 105 of this report.

P G Joubert
Chairman

K C Rumble
Chief Executive Officer

Johannesburg
27 August 2004

Certificate by group secretary

I, the undersigned, in my capacity as Group Secretary, do hereby confirm that for the financial year ended 30 June 2004, Implats has lodged with the Registrar of Companies all such returns as are required of a public company in terms of the Companies Act 61 of 1973, as amended, and that all such returns are true, correct and up to date.

R Mahadevey
Group Secretary

Report of the independent auditors

To the members of Impala Platinum Holdings Limited

We have audited the annual financial statements and group annual financial statements of Impala Platinum Holdings Limited as set out on pages 84 to 143 for the year ended 30 June 2004. These financial statements are the responsibility of the directors of the company. Our responsibility is to express an opinion on these financial statements, based on our audit.

Scope

We conducted our audit in accordance with Generally Accepted Auditing Standards in South Africa and in accordance with International Standards on Auditing issued by the International Federation of Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatements. An audit includes:

- Examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements;
- Assessing the accounting principles used and significant estimates made by management; and
- Evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion, the financial statements fairly present, in all material respects, the financial position of the group and of the company at 30 June 2004 and the results of their operations and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice, International Financial Reporting Standards and in the manner required by the South African Companies Act.

PricewaterhouseCoopers Inc.

PricewaterhouseCoopers Inc
Chartered Accountants (SA)
Registered Accountants and Auditors

Johannesburg
27 August 2004

Directors' report

Profile

Business of the company

Impala Platinum Holdings Limited (Implats/company/group) is principally in the business of producing and supplying platinum group metals (PGMs) to industrial economies. The company's holdings in various mining and exploration activities as at 30 June 2004 are described below:

Company	Short name	Effective Interest %	Activity
Impala Platinum Limited	Impala	100	PGM mining, processing and refining
Impala Refining Services Limited	IRS	100	Purchase of concentrate, smelting, refining and sale of resultant PGMs and base metals, and toll refining
Marula Platinum Limited	Marula	100*	PGM mining
Makwiro Platinum Mines (Pvt) Limited	Makwiro	88	PGM mining
Zimbabwe Platinum Mines Limited	Zimplats	83	PGM mining
Mimosa Investments Limited	Mimosa	50	PGM mining
Two Rivers Platinum (Pty) Limited	Two Rivers	45	PGM mine development
Eastern Platinum Limited	EPL	27**	PGM mining and processing
Western Platinum Limited	WPL	27**	PGM mining, processing and refining
Aquarius Platinum (SA) (Pty) Limited	AQP (SA)	25***	PGM mining
Aquarius Platinum Limited	Aquarius Platinum	9	PGM mining

* subject to 20% participation by empowerment partners
** agreement entered into for the sale of this shareholding
*** will reduce to 20% on completion of BEE transaction

Capital

Authorised capital

The company's authorised share capital of 100 000 000 ordinary shares of 20 cents each remained unchanged during the year.

Issued capital

During the year 27 188 new ordinary shares were issued in terms of the Implats share option scheme. Following allotments, the issued capital of the company was 66 621 177 ordinary shares of 20 cents each (2003: 66 593 989).

In terms of a resolution passed at the last annual general meeting, 10% of the unissued share capital is under the control of the directors until the forthcoming annual general meeting. Shareholders granted a general authority for the company or any of its subsidiaries to acquire up to 10% of the shares issued by the company in terms of the Companies Act No 61 of 1973 and the Listing Requirements of the JSE Securities Exchange South Africa (JSE).

In addition, shareholders authorised the directors to issue for cash up to 15% of the company's issued share capital in any one year.

These general authorities expire at the forthcoming annual general meeting. Shareholders will be asked to consider resolutions renewing these general authorities. The proposed resolutions are set out in the notice convening the annual general meeting.

Share option scheme

The directors are authorised to issue, allot or grant options to acquire up to a maximum of 2 177 000 ordinary shares in the unissued share capital of the company in terms of employee share options schemes. The rules of the share option scheme were amended at the last annual general meeting. Details of participation in the share option scheme are set out in Note 13 of the financial statements.

The trustees of the scheme are Messrs PG Joubert, JV Roberts and JM McMahon.

Shareholding in the company

The issued capital of the company is held by public and non-public entities as follows:

	Number of shares (000s)	%
Public	65 553	98.4
Non-public	1 068	1.6
Directors	60	0.1
Trustees of share scheme	8	–
Right to appoint a director	1 000	1.5
Total	66 621	100.0

The following shareholders beneficially hold more than five per cent of the issued share capital:

Shareholders	Number of shares (000s)	%
Old Mutual Group	4 846	7.3
Public Investment Commissioners	4 474	6.7
Tegniese Mynbeleggings Limited	3 336	5.0

Zimbabwe Operations

Zimbabwe Platinum Mines Limited (Zimplats)

The company holds an 83% (2003: 51%) equity interest in Australian-listed Zimplats. During the year the company acquired an additional 32% stake in Zimplats at A$4.11 per share (R631.9 million).

Makwiro Platinum Mine (Pvt) Limited (Makwiro)

The company holds a 30% direct interest in Makwiro which comprises the Ngezi open cast mine and the Selous Metallurgical Complex. Ngezi is situated 77 kilometres from the Selous Metallurgical Complex and a feasibility study has indicated a 90 000 platinum ounce per annum project over a 20-year life.

The direct (30%) and indirect interest (through Zimplats) in Makwiro is therefore 88%.

Risk amelioration

The following factors militate against the sovereign risk exposure of the Zimbabwean operations, namely:

- The use of off-shore bank accounts for both operations
- Dividends from both operations have been received in the year under review
- The practical security offered by the contracts with IRS

Two Rivers Platinum

The company owns a 45% interest in the Two Rivers project with the balance held by Anglovaal Mining Limited (AVMIN). AVMIN has, following corporate activity between itself, African Rainbow Minerals and Harmony, become African Rainbow Minerals Resources.

Barplats Investments Limited

The company sold its entire 83.2% shareholding in Barplats for a cash consideration of R2.10 per share (R389 million) to a consortium comprising Brier Global Limited, Flower Valley Investment Inc, Photon Global Limited, Rivercity Holdings Corp and the Kleo Trust (the Salene Platinum Consortium).

Financial affairs

Results for the year

The results for the year are fully dealt with in the financial statements forming part of the annual report. Refer to pages 92 to 143.

Dividends

An interim dividend (No 72) of 500 cents per share was declared on 12 February 2004, and a final dividend (No 73) of 1 600 cents per share was declared on 27 August 2004, payable on 27 September 2004, for a total dividend for the 2004 financial year of 2 100 cents per share (2003: 2 650 cents per share). These dividends amount to R1 399 million for the year (2003:R1 765 million).

Capital expenditure

Capital expenditure for the year amounted to R1 822 million (2003: R1 787 million).

The estimated R2 178 million capital expenditure by Implats envisaged for the 2005 financial year will be funded from internal resources and, if appropriate, borrowings.

Post-balance sheet events

Lonplats

The company has entered into non-binding agreements with Historically Disadvantaged South Africans (HDSAs) and Lonmin plc in terms of which the company will sell its 27.1% shareholding in Eastern Platinum Limited and Western Platinum Limited (collectively Lonplats) for $800 million.

The terms and conditions of the transaction are as follows:

- The sale by Implats to Lonmin plc of 18.1% of Lonplats for $554.4 million
- The sale by Implats to a consortia of HDSAs of 9% of Lonplats for $240.1 million and vendor finance of $95 million on favourable terms repayable over five to seven years
- Lonmin will indemnify Implats for the capital repayment of the vendor financing – $68 million repaid after five years and $27 million after seven years
- The HDSA consortia will onsell their shareholding to a newly formed company, Incwala Resources (Pty) Limited, in exchange for $240.1 million in cash and shares
- Lonplats will sell 9% of the 18.1% shareholding acquired from Implats to Incwala for a consideration of $240.1 million in cash and shares

The transaction is still subject to concluding legally binding agreements with all the parties, and obtaining approvals from Lonmin shareholders and the relevant regulatory authorities. The transaction is expected to be concluded in the first half of financial year 2005.

Aquarius Platinum Limited

The company holds an 8.6% interest in Aquarius Platinum Limited (Aquarius), an Australian and London Stock Exchange-listed company.

Aquarius Platinum (SA) (Pty) Limited

Implats holds 25% of AQP (SA) whose operations comprise Kroondal Platinum, the Marikana mine, Everest South and North project, and the Chieftain's Plain project.

In the previous financial year, Aquarius owned 75% of Aquarius Platinum SA (Pty) Limited (AQP(SA)) and the 25% balance was held by Implats. During the year, Aquarius announced a transaction to sell 29.5% of AQP (SA) to a BEE partnership. Should this transaction take place, Aquarius's shareholding will decline to 50.5%. Implats has stuctured a deal with Aquarius to ensure that its shareholding remains at 20%.

No other material events have occurred since the date of these financial statements and the date of approval thereof, the knowledge of which would affect the ability of the users of these statements to make proper evaluations and decisions.

Going concern

The financial statements have been prepared using the appropriate accounting policies, supported by reasonable and prudent judgements and estimates. The directors have a reasonable expectation that the group has adequate resources to continue as a going concern in the foreseeable future.

Associated and subsidiary companies

Information regarding the company's associated companies are given in Note 6 and regarding subsidiaries in Annexure A, both to the financial statements.

Property

Details of the freehold and leasehold land and buildings of the various companies are contained in registers, which are available for inspection at the registered offices of those companies.

Directorate

Composition of the board

During the year, the following appointments were made to the board:

Directors	Date of appointment
RSN Dabengwa	1 January 2004
LC van Vught	1 January 2004
NDB Orleyn	1 April 2004
FJP Roux	11 May 2004
K Mokhele	1 June 2004

Shareholders will be asked to confirm these appointments at the forthcoming annual general meeting.

The directors who retire at the next general meeting are Ms CE Markus, Messrs PG Joubert, JV Roberts and JM McMahon. Mr Joubert, having attained the retirement age for non-executive directors, has decided not to stand for re-election. Ms CE Markus, and Messrs JV Roberts and JM McMahon, being eligible, offer themselves for re-election.

Interest of directors

The interests of directors and senior management in the shares of the company were as follows and did not individually exceed 1% of the issued share capital or voting control of the company.

Number of shares	Direct		Indirect	
30 June	**2004**	2003	**2004**	2003
Beneficial	**63 345**	66 651	**14 240**	14 240
Directors				
DH Brown	**10 000**	9 306		
PG Joubert			**14 000**	14 000
CE Markus	**18 011**	18 011		
MV Mennell	**7 726**	7 726		
LJ Paton	**9 000**	12 000	**100**	100
MF Pleming	**600**	600		
LC van Vught			**140**	140
Senior management	**18 008**	19 008		
Non-beneficial	**–**	–	**–**	–

The board consists of 11 independent directors, one non-executive director and four executive directors.

DIRECTORS' REPORT (CONTINUED)

Directors' and senior management remuneration for the year under review was in aggregate as follows:

30 June 2004 (R000)	Fees	Package	Retirement Funds	Other benefits*	Bonus†	Gains on share options exercised	2004 Total	2003 Total
Executive								
KC Rumble		3 286	345	224	1 350	2 370	7 575	5 008
DH Brown		1 774	186	53	589	354	2 956	3 022
CE Markus		1 565	313	40	580	1 761	4 259	2 826
LJ Paton		1 293	206	64	432	162	2 157	–
Senior Management		7 073	1 022	283	2 499	2 510	13 387	11 230
Secretary								
R Mahadevey		944	99	40	69		1 152	–
Non-executive Directors								
PG Joubert	400						400	226
RSN Dabengwa	63						63	–
JM McMahon	225						225	144
MV Mennell	285						285	156
TV Mokgatlha	133						133	23
K Mokhele	10						10	–
DM O'Connor	226						226	140
NDB Orleyn	31						31	–
MF Pleming	275						275	160
FJP Roux	18						18	–
JV Roberts	285						285	160
LC van Vught	81						81	–
L Molotlegi	–						–	68
	2 032	15 935	2 171	704	5 519	7 157	33 518	23 163

Details of share options outstanding and exercised by executive directors and senior management are as follows:

Director's Name	Balance at 1 July 2003	Additions: Allocated during the year	Additions: Date of Allocation	Disposals: No. of shares sold	Disposals: Date sold	Balance at at 30 June 2004	No. of shares	Allocation price	First Release date
Executive Directors									
KC Rumble	64 417	5 993	27 Aug 03	1 000	15 Jul 03		33 000	281.00	17 Jul 03
				9 000	16 Jul 03		11 801	507.00	18 Feb 04
				1 000	5 Sep 03		2 974	484.10	16 Aug 04
							5 642	594.25	21 Jan 05
						59 410	5 993	515.82	27 Aug 05
DH Brown	27 522	439	27 Aug 03	1 550	29 Aug 03		1 550	146.00	30 Jun 01
							2 350	200.00	14 Mar 02
							3 394	344.00	11 Jan 03
							1 982	507.00	18 Feb 01
							9 454	507.00	18 Feb 04
							1 198	556.00	6 Jun 04
							2 851	484.10	16 Aug 04
							1 555	594.25	21 Jan 05
							1 638	381.00	5 May 05
						26 411	439	515.82	27 Aug 05

* Other benefits excludes:
- Any leave not taken during the year which the recipient could elect to have paid out in cash.
- A performance-based staff retention scheme using an endowerment investment vehicle which only accrues to the individual after five years from the date of joining the scheme.

† Bonus is based on individual achievement, value-added criteria such as volumes and costs, and safety achievements. This isolates the effects of metal prices and exchange rates over which management has no control.

Details of share options outstanding and exercised by executive directors and senior management are as follows: (continued)

Director's Name	Balance at 1 July 2003	Allocated during the year	Date of Allocation	No. of shares	Date sold	Balance at at 30 June 2004	No. of shares	Allocation price	First Release date
Executive Directors (continued)									
CE Markus	29 976	389	27 Aug 03	1 375	5 Sep 03		1 375	146.00	30 Jun 01
				1 800	5 Sep 03		3 600	200.00	14 Mar 02
				1 019	5 Sep 03		3 056	344.00	11 Jan 03
				1 214	5 Sep 03		694	507.00	18 Feb 02
							8 227	507.00	18 Feb 04
							1 477	556.00	6 Jun 04
							2 735	484.10	16 Aug 04
							41	589.99	25 Nov 04
							1 498	594.25	21 Jan 05
							1 865	381.00	5 May 05
						24 957	389	515.82	27 Aug 05
LJ Paton	16 734	142	27 Aug 03	470	23 Jul 03		500	146.00	30 Jun 01
		3 840	18 Sep 03				357	507.00	18 Feb 02
							2 625	200.00	14 Mar 00
							2 475	344.00	11 Jan 03
							5 422	507.00	18 Feb 04
							959	556.00	6 Jun 04
							1 878	484.10	16 Aug 04
							844	594.25	21 Jan 05
							1 204	381.00	5 May 05
							142	515.82	27 Aug 05
						20 246	3 840	539.40	18 Sep 05
Senior	104 380	6 386	27 Aug 03	13 889	Various		3 600	50-100	Jul 1999>
Management		2 133	16 Feb 04				17 025	101-200	Jun 2001>
		7 683	22 Apr 04				19 857	301-400	Jan 2003>
							17 759	401-500	Aug 2004>
						106 693	48 452	501-600	Feb2004>
Secretary									
R Mahadevey	8 978					8 978	8 978	401.00	2 Apr 05

The gains on share options exercised are as follows:

Director's name	Purchased	No. of shares sold	Total	Allocation Price	Market price at time of sale	**Gain on share options (R'000)**
Executive Directors						
KC Rumble		11 000	11 000	281.00	496.46	2 370
DH Brown	694	856	1 550	146.00	560.00	* 354
CE Markus		1 375	1 375	146.00	608.05	635
		1 800	1 800	200.00	608.05	734
		1 019	1 019	344.00	608.05	269
		1 219	1 214	507.00	608.05	123
LJ Paton		500	500	146.00	470.00	152
Senior Management						
	1 750	4 625	6 375	146.00	461.07	*1 457
	500	900	1 400	200.00	560.69	*325
	1 781	2 837	4 618	344.00	568.19	*636
	32	1 464	1 496	507.00	569.59	*92

* Excludes any gains on shares purchased as these have not yet been realised.

No share options were granted to independent non-executive directors. Other benefits accruing to executive directors are set out below.

There were no contracts of significance during or at the end of the financial year in which the directors of the company were materially interested.

No material change in the aforegoing interests has taken place between 30 June and the date of this report.

Directors' fees

In terms of the Articles of Association, the fees for services as directors are determined by the company in general meeting. Directors' fees for services as a director are currently R125 000 per annum per director with an amount of R400 000 for the Chairman (which includes attendance at all board committee meetings). Directors serving on board committees are paid as set out below:

In view of the increased responsibilities being placed on directors in terms of the King II report and the revised JSE listings requirements as well as the need to attract suitable candidates for board appointment, it is proposed to increase directors fees as follows:

	1 July 2003		**1 July 2004**	
	Member	Chairman	**Member**	**Chairman**
Board member	125 000	400 000*	**150 000**	**700 000***
Audit Committee	60 000	120 000	**75 000**	**180 000**
HSE Committee	50 000	100 000	**60 000**	**135 000**
Nomination Committee	50 000	100 000	**60 000**	**135 000**
Remuneration Committee	50 000	100 000	**60 000**	**135 000**

* includes attendance at all board committee meetings

These fees have been waived by the executive directors.

Directors' benefits

A group-owned residential property is made available to Mr KC Rumble on a rent-free basis. Mr Rumble has an option to purchase the property at market value at any time while in the employ of the company.

In the event of corporate action giving rise to a loss of office, demotion or the blighting of any career (in the opinion of the Remuneration Committee) of an executive director, that executive director is entitled to a severance package of 24 months salary.

Administration

Special resolutions

At the last annual general meeting, the following special resolutions were passed:

Acquisition of shares

Allowing the company and its subsidiaries to acquire up to 10% of the shares in the company subject to the Companies Act 1973 and the Listing Requirements of the JSE, provided that the authority expires at the next annual general meeting and may not extend beyond 15 months from the date of granting of the authority.

Articles of association

The articles of association were amended by special resolution to allow for the appointment of a maximum number of 16 directors on the board and to require only that directors' written resolutions be approved by the majority of the board.

Financial, administrative and technical advisers

In terms of a service agreement, Impala Platinum Limited acted as financial, administrative and technical advisors to the Implats group during the year on a fee basis. Messrs DH Brown, PG Joubert, LJ Paton, KC Rumble and Ms CE Markus had an interest in this contract to the extent that they are directors of Impala and of the company, but they do not beneficially own any shares in Impala.

Secretaries

During the year Mr R Mahadevey was appointed Group Secretary to Implats and Impala, assisted by Mr AM Snashall. Impala acted as Secretaries to other subsidiaries in the Implats group. The business and postal addresses of the Secretaries are set out on page 152.

London Secretaries

The business and postal addresses of the London Secretaries are set out on page 152.

Public Officer

Mr J van Deventer acted as public officer for the group for the year under review.

Consolidated balance sheet *Implats group – as at 30 June 2004*

(All amounts in Rand millions unless otherwise stated)	Notes	As at 30 June **2004**	2003
ASSETS			
Non-current assets			
Property, plant and equipment	5	**9 635.6**	8 808.9
Investments in associates	6	**2 304.6**	2 208.9
Deferred income tax assets	16	**9.4**	–
Available-for-sale financial investments	7	**186.4**	229.7
Held-to-maturity investments	8	**89.0**	74.9
Other receivables	9	**132.7**	68.8
		12 357.7	11 391.2
Current assets			
Inventories	10	**1 229.8**	847.4
Trade and other receivables	11	**2 246.2**	1 706.2
Cash and cash equivalents	12	**1 204.2**	2 324.5
		4 680.2	4 878.1
Total assets		**17 037.9**	16 269.3
EQUITY			
Capital and reserves attributable to the equity holders of the holding company			
Share capital	13	**625.3**	617.8
Other reserves	14	**(626.3)**	38.8
Retained earnings		**10 685.8**	9 220.8
		10 684.8	9 877.4
Minority interest		**128.1**	418.9
Total equity		**10 812.9**	10 296.3
LIABILITIES			
Non-current liabilities			
Borrowings	15	**–**	62.7
Deferred income tax liabilities	16	**2 271.9**	1 886.7
Retirement benefit obligations	17	**62.3**	63.5
Provision for future rehabilitation	18	**207.3**	200.2
		2 541.5	2 213.1
Current liabilities			
Trade and other payables	19	**2 875.1**	2 844.5
Current income tax liabilities		**239.8**	710.7
Borrowings	15	**568.6**	204.7
		3 683.5	3 759.9
Total liabilities		**6 225.0**	5 973.0
Total equity and liabilities		**17 037.9**	16 269.3

The consolidated financial statements have been approved by the board of directors for issue on 27 August 2004.
The notes on pages 96 to 135 are an integral part of these consolidated financial statements.

Consolidated income statement *Implats group – Year ended 30 June 2004*

(All amounts in Rand millions unless otherwise stated)	Notes	Year ended 30 June **2004**	2003
Sales	4	**11 809.1**	11 807.0
On-mine operations	20	**(3 667.7)**	(3 251.1)
Concentrating and smelting operations	21	**(967.4)**	(801.1)
Refining operations	22	**(477.2)**	(411.5)
Amortisation of mining assets		**(572.3)**	(452.4)
Metals purchased		**(2 259.2)**	(1 474.1)
Increase/(decrease) in metal inventories		**394.4**	(133.1)
Cost of sales		**(7 549.4)**	(6 523.3)
Gross profit		**4 259.7**	5 283.7
Net foreign exchange transaction losses	23	**(216.0)**	(328.8)
Other operating expenses	24	**(241.2)**	(252.6)
Other income/(expense)	26	**11.4**	(54.7)
Other gains – net	27	**138.6**	319.1
Finance costs	28	**(67.1)**	(33.3)
Share of profit of associates	29	**328.4**	725.0
Royalty expense		**(414.4)**	(598.0)
Profit from disposal of Barplats Investments Limited	30	**322.3**	–
Profit before tax	31	**4 121.7**	5 060.4
Income tax expense	32	**(1 141.3)**	(1 622.1)
Profit for the year		**2 980.4**	3 438.3
Profit attributable to:			
Equity holders of the company		**2 963.0**	3 415.1
Minority interest		**17.4**	23.2
		2 980.4	3 438.3
Earnings per share (expressed in cents per share)	33		
– basic		**4 450**	5 131
– diluted		**4 442**	5 119
Headline earnings per share (expressed in cents per share)	33		
– basic		**3 966**	5 140
– diluted		**3 959**	5 128
Dividends to group shareholders (expressed in cents per share)	34		
– final dividend June 2004/3 proposed		**1 600**	1 750
– interim dividend December 2003/2 paid		**500**	900
		2 100	2 650

The notes on pages 96 to 135 are an integral part of these consolidated financial statements.

Consolidated statement of changes in shareholders' equity *Implats group – Year ended 30 June 2004*

(All amounts in Rand millions unless otherwise stated)	Notes	Attributable to equity holders of the company: Share capital	Other reserves	Retained earnings	Minority interest	**Total equity**
Balance at 30 June 2002		602.9	545.7	8 135.4	61.6	**9 345.6**
Fair value losses net of tax:						
Available-for-sale financial assets	14		(192.8)			**(192.8)**
Currency translation differences	14		(314.1)			**(314.1)**
Net expense recognised directly in equity			(506.9)			**(506.9)**
Profit for the year				3 415.1	23.2	**3 438.3**
			(506.9)	3 415.1	23.2	**2 931.4**
Employee share option scheme:						
Proceeds from shares issued	13	14.9				**14.9**
Dividend relating to 2002	34			(1 730.4)		**(1 730.4)**
Dividend relating to 2003	34			(599.3)		**(599.3)**
Business combinations:						
Currency translation differences					(251.0)	**(251.0)**
Acquisition of subsidiaries – Zimbabwe Platinum Mines Limited	38				775.2	**775.2**
Transfer from Makwiro Platinum Mines (Private) Limited on consolidation of Zimbabwe Platinum Mines Limited					(190.1)	**(190.1)**
		14.9		(2 329.7)	334.1	**(1 980.7)**
Balance at 30 June 2003		**617.8**	**38.8**	**9 220.8**	**418.9**	**10 296.3**
Fair value losses net of tax:						
Available-for-sale financial assets	14		(48.6)			**(48.6)**
Currency translation differences	14		(265.8)		(33.4)	**(299.2)**
Net expense recognised directly in equity			(314.4)		(33.4)	**(347.8)**
Profit for the year				2 963.0	17.4	**2 980.4**
			(314.4)	2 963.0	(16.0)	**2 632.6**
Employee share option scheme:						
Adjustment as a result of consolidating share trust	13	(18.7)				**(18.7)**
Proceeds from shares issued	13	26.2				**26.2**
Zimbabwe Platinum Mines Limited shares issued in terms of offer to minorities					17.8	**17.8**
Dividend relating to 2003	34			(1 165.4)		**(1 165.4)**
Dividend relating to 2004	34			(332.6)		**(332.6)**
Disposal of Barplats Investments Limited	30				(11.4)	**(11.4)**
Business combinations:						
Purchase of additional shares in Zimbabwe Platinum Mines Limited	14, 38		(350.7)		(281.2)	**(631.9)**
		7.5	(350.7)	(1 498.0)	(274.8)	**(2 116.0)**
Balance at 30 June 2004		**625.3**	**(626.3)**	**10 685.8**	**128.1**	**10 812.9**

The notes on pages 96 to 135 are an integral part of these consolidated financial statements.

Consolidated cash flow statement *Implats group – Year ended 30 June 2004*

(All amounts in Rand millions unless otherwise stated)	Notes	Year ended 30 June 2004	2003
Cash flows from operating activities			
Cash generated from operations	35	**3 140.1**	4 335.3
Interest paid	28	**(63.0)**	(20.7)
Income tax paid		**(1 264.5)**	(1 823.5)
Net cash from operating activities		**1 812.6**	2 491.1
Cash flows from investing activities			
Acquisition of interest in subsidiary and joint venture, net of cash acquired	38	**(631.9)**	(110.4)
Disposal of subsidiary, net of cash sold	30	**388.6**	–
Purchase of property, plant and equipment	5	**(1 824.7)**	(1 754.9)
Proceeds from sale of property, plant and equipment	5	**7.8**	43.3
Increase in investments in associates	6	**(42.0)**	492.8
Purchase of unlisted investments	7	**(14.7)**	–
Loan repayments received	9	**–**	18.5
Payments made to environmental trust	18	**(8.3)**	(8.9)
Interest received		**85.7**	301.4
Dividends received		**295.8**	192.4
Net cash used in investing activities		**(1 743.7)**	(825.8)
Cash flows from financing activities			
Issue of ordinary shares		**25.2**	14.9
Proceeds from/(repayments of) short-term borrowings	15	**380.9**	(152.7)
Repayments of long-term borrowings	15	**(74.7)**	(23.6)
Dividends paid to company's shareholders		**(1 498.0)**	(2 329.7)
Net cash used in financing activities		**(1 166.6)**	(2 491.1)
Net decrease in cash and cash equivalents		**(1 097.7)**	(825.8)
Cash and cash equivalents at beginning of year	12	**2 324.5**	3 150.3
Effects of exchange rate changes on monetary assets		**(39.8)**	–
Cash and cash equivalents at end of year	12	**1 187.0**	2 324.5

The notes on pages 96 to 135 are an integral part of these consolidated financial statements.

(All amounts in Rand millions unless otherwise stated)

1 Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below.

1.1 Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), South African Statements of Generally Accepted Accounting Practice and the South African Companies Act. The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, and financial assets and financial liabilities (including derivative instruments) at fair value through the income statement or the statement of changes in equity. The principal accounting policies used by the group are consistent with those of the previous year, except for early adoption of revised/issued standards set out below.

Summary of standards revised/issued

Standard	Revised/ issued	Description	Early adopted	Retro-spective change	2004 changes	2003 changes	Impact
IAS 1	2003	Presentation of Financial Statements	✓	✓	✓	✓	Affected the presentation of minority interest and other disclosures. Disclosed critical judgements and key assumptions. Tax of associates adjusted to be included with income from associates before tax.
IAS 2	2003	Inventories	✓	✓	✗	✗	No material effect on the group's policies.
IAS 8	2003	Accounting Policies, Changes in Accounting Estimates and Errors	✓	✓	✗	✗	No material effect on the group's policies. Disclosed the impact of new standards not yet adopted.
IAS 10	2003	Events after the Balance Sheet Date	✓	✓	✗	✗	No material effect on the group's policies.
IAS 16	2003	Property, Plant and Equipment	✗	✓	✗	✗	As set out below.
IAS 17	2003	Leases	✓	✓	✗	✗	No material effect on the group's policies.
IAS 21	2003	The Effects of Changes in Foreign Exchange Rates	✗	✓	✗	✗	As set out below.
IAS 24	2003	Related Party Disclosures	✓	✓	✓	✓	Affected the identification of related parties and some other related-party disclosures.
IAS 27	2003	Consolidated and Separate Financial Statements	✓	✓	✗	✗	No material effect on the group's policies.
IAS 28	2003	Investments in Associates	✓	✓	✗	✗	No material effect on the group's policies.
IAS 31	2003	Interest in Joint Ventures	✓	✓	✗	✗	No material effect on the group's policies.
IAS 32	2003	Financial Instruments: Disclosure and Presentation	✓	✓	✗	✗	No material effect on the group's policies.
IAS 33	2003	Earnings per Share	✓	✓	✗	✗	No material effect on the group's policies.
IAS 36	2004	Impairment of Assets	✓	✓	✗	✗	No material effect on the group's policies.
IAS 38	2004	Intangible Assets	✓	✓	✓	✗	Ceased to amortise goodwill.
IAS 39	2003	Financial Instruments: Recognition and Measurement	✓	✗	✗	✗	No material effect on the group's policies.

Standard	Revised/ issued	Description	Early adopted	Retro-spective change	2004 changes	2003 changes	Impact
IFRS 2	2004	Share-based Payment	✗	✓	✗	✗	As set out below.
IFRS 3	2004	Business Combinations	✓	✗	✓	✗	Accumulated amortistion as at 30 June 2003 has been eliminated with a corresponding decrease in the cost of goodwill. From the year ended 30 June 2003 onwards, goodwill, which is included in the carrying value of the investment in associates, is tested annually for impairment. Acquiree's indentifiable contingent liabilities to be recognised at fair value at acquisition date.
IFRS 4	2004	Insurance Contracts	✗	✓	✗	✗	As set out below.
IFRS 5	2004	Non-current Assets Held for Sale and Discontinued Operations	✗	✓	✗	✗	As set out below.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management and the board to exercise its judgement in the process of applying the group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 3.

The group has not yet adopted the following standards which are only effective for financial years commencing on or after 1 January 2005. The group will adopt these statements by no later than 1 July 2005:

IAS 16 Property, plant and equipment (revised 2003)
The impact of the early adoption of IAS 16 (revised 2003) would be the separate classification and amortisation/depreciation of significant components of property, plant and equipment. The group is currently in the process of determining the impact of such classification. The future implementation should not substantially affect the financial statements.

IAS 21 The effects of changes in foreign exchange rates (revised 2003)
This standard provides guidance on determining the functional currency of an operation. Although no effect on the group's policies is anticipated, the impact of this standard on the group's Zimbabwean operations is currently being assessed.

IFRS 2 Share-based payment
The estimated effect of the early adoption of IFRS 2 would have impacted on current year results as follows:

Decrease in retained earnings:	
Estimated cost of share-based payment	R21.7 million
Decrease in basic and diluted earnings per share (cents per share)	32.6 cents
Estimated adjustment to opening retained income	R10.9 million

IFRS 4 Insurance contracts
The impact of adoption of the standard is currently being assessed. No material effect on the group's policies is anticipated.

IFRS 5 Non-current assets held for sale and discontinued operations
The impact of the early adoption of IFRS 5 would be the separate disclosure on the face of the income statement of the loss from the discontinued operations of Barplats Investments Limited (Note 30). Non-current assets held-for-sale would be reclassified as current assets in the balance sheet.

1.2 Consolidation

The consolidated financial statements include those of Impala Platinum Holdings Limited, its subsidiaries, associates, joint ventures and special purpose entities.

Subsidiaries

Subsidiary undertakings, are those companies (including special purpose entities) in which the group, directly or indirectly, has an interest of more than one half of the voting rights or otherwise has power to exercise control over the operations. Subsidiaries are consolidated from the date on which effective control is transferred to the group and are no longer consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest.

The excess of the cost of acquisition over the fair value of the group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement (see Note 1.5).

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.

Subsidiary undertakings are accounted for at cost in the company.

Associates

Associates are undertakings in which the group has a long-term interest and over which it exercises significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associated undertakings are accounted for by the equity method of accounting in the group. The group's investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition (see Note 1.5).

The purchase method of accounting is used to account for the acquisition of associates by the group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

Equity accounting involves recognising in the income statement the group's share of the associate's post-acquisition profit or loss for the year, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment.

The group's interest in the associate is carried in the balance sheet at an amount that reflects its share of the net assets of the associate and includes the excess or deficit of the purchase price over the fair value of attributable assets of the associate at date of acquisition, net of any accumulated impairment loss. In addition, the carrying value of the investment in foreign associates includes any exchange differences arising on translation.

When the group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the group and its associates are eliminated to the extent of the group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Associated undertakings are accounted for at cost in the company.

Joint ventures

The group's interest in jointly controlled entities are accounted for by proportionate consolidation. The group combines its share of the joint ventures' individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the group's financial statements. The group recognises the portion of gains or losses on the sale of assets by the group to the joint venture that is attributable to the other venturers. The group does not recognise its share of profits or losses from the joint venture that result from the purchase of assets by the group from the joint venture until it resells the assets to an independent party. However, if a loss on the transaction provides evidence of a reduction in the net realisable value of current assets or an impairment loss, the loss is recognised immediately.

Joint ventures are accounted for at cost in the company.

Special purpose entities

Special purpose entities (SPEs) are those undertakings that are created to satisfy specific business needs of the group, which has the right to obtain the majority of the benefits of the SPE and is exposed to risk incident to the activities thereof.

SPEs are consolidated in the same manner as subsidiaries when the substance of the relationship indicates that the SPE is controlled by the group.

In order to comply with the directive issued by the JSE Securities Exchange South Africa on 16 February 2004, the group results include the consolidation of the Implats Share Incentive Trust.

1.3 Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each entity in the group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity. The consolidated financial statements are presented in South African Rand, which is the functional and presentation currency of Impala Platinum Holdings Limited.

Group companies

Income statements of foreign subsidiaries, associates and joint ventures are translated into South African Rand at average exchange rates for the year and the assets and liabilities are translated at rates ruling at the balance sheet date. The exchange differences arising on translation of assets and liabilities of foreign subsidiaries and associates are transferred directly to other reserves. On disposal of the foreign entity such translation differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Transactions and balances

Foreign currency transactions are accounted for at the rates of exchange ruling at the date of the transaction. Monetary assets and liabilities are translated at year-end exchange rates. Gains and losses arising on settlement of such transactions and from the translation of foreign currency monetary assets and liabilities are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Translation differences on non-monetary items, such as equities held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation differences on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the fair value reserve in equity.

1.4 Property, plant and equipment

Mining assets

Mining assets are recorded at cost less accumulated amortisation and less any accumulated impairment losses. Expenditure, including evaluation costs, incurred to establish or expand productive capacity, to support and maintain that productive capacity and working costs incurred on mines prior to the commencement of production, are capitalised to mining assets. Interest on borrowings, specifically to finance establishment of mining assets, is capitalised until production is achieved.

Mining assets are amortised using the units-of-production method based on estimated economically recoverable proved and probable Mineral Reserves, limited to a maximum period of 25 years.

Mining exploration

Expenditure on mining exploration in new areas of interest is charged against income as incurred. Costs related to property acquisitions, surface and mineral rights are capitalised to mining assets and are recorded at cost less accumulated amortisation and less any accumulated impairment losses.

Other fixed assets

Other fixed assets are recorded at cost less accumulated depreciation and less any accumulated impairment losses. Land is not depreciated. Other assets are depreciated on the straight line basis over their useful lives as follows:

Rolling stock, heavy vehicles and earthmoving equipment	10 years
Motor vehicles	5 years
Information technology assets	3 years
Buildings	30 years

Buildings are not depreciated when the residual value equals or exceeds the carrying value.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (Note1.6).

Subsequent costs are included in the asset's carrying amount only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be reliably measured. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

1.5 Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the group's share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates. Goodwill is tested annually for impairment and carried at cost less accumulated impairment loss. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to cash-generating units for the purpose of impairment testing (Note 1.6).

1.6 Impairment of assets

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets are considered to be impaired when the higher of the asset's fair value, less cost to sell, and its value in use is less than the carrying amount.

The recoverability of the long-lived assets is reviewed by management on a regular basis, based on estimates of future discounted cash flows. These estimates are subject to risks and uncertainties including future metal prices and exchange rates. It is therefore possible that changes could occur which may affect the recoverability of the mining assets. The recoverable amounts of non-mining assets are determined by reference to market values. Where the recoverable amount is less than the carrying value, the impairment is charged against income to reduce the carrying value to the recoverable amount of the asset. The revised carrying amounts are amortised over the remaining lives of such affected assets. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

1.7 Investments

The group classifies its investments in the following categories: financial assets held for trading at fair value through profit and loss, loans and receivables, held-to-maturity investments and available-for-sale financial assets. The classification is dependent on the purpose for which the investments were acquired. Management determines the classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis. Purchases and sales of investments are recognised on the trade date – the date on which the group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs. Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the group has transferred substantially all risks and rewards of ownership.

Financial assets held for trading at fair value through profit and loss
Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as financial assets held for trading at fair value through profit and loss and included in current assets.

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the group provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are included in trade and other receivables in the balance sheet (Note 1.13). Loans and receivables are subsequently carried at amortised cost using the effective interest method less any accumulated impairment loss.

Held-to-maturity investments
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the group's management has the positive intention and ability to hold to maturity, and are included in non-current assets, except for maturities within 12 months from the balance sheet date which are classified as current assets. Held to maturity investments are subsequently carried at amortised cost using the effective interest method less any accumulated impairment loss.

Available-for-sale financial assets
Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date. Available-for-sale financial assets are subsequently carried at fair value. Unrealised gains and losses arising from changes in the fair value of non-monetary securities classified as available-for-sale are recognised in equity. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains and losses from investment securities.

The fair values of listed investments are based on current closing market prices. If the market for a financial asset is not active (and for unlisted securities), the group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis and option pricing models refined to reflect the issuer's specific circumstances.

The group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss – is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are reversed through the income statement.

1.8 Cash and cash equivalents
Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less and bank overdrafts. Bank overdrafts are included within borrowings in current liabilities on the balance sheet.

1.9 Leases
Leases where the group assumes substantially all of the benefits and risks of ownership are classified as finance leases. Finance leases are capitalised at the lower of the estimated present value of the underlying lease payments and the fair value of the asset. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the balance outstanding. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element is expensed to the income statement, as a finance charge, over the lease period.

The property, plant and equipment acquired under finance leasing contracts is amortised in terms of the group accounting policy. (Paragraph 1.4).

Leases of assets under which substantially all the benefits and risks of ownership are effectively retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement in the period in which they occur. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

1.10 Inventories

Metal inventories

Platinum, palladium and rhodium are treated as main products and other platinum group and base metals produced as by-products. Metals mined by the group, including in-process metal contained in matte produced by the smelter and precious metal concentrate in the base and precious metal refineries, are valued at the lower of average cost of production and fair value less cost to complete and sell. Quantities of in-process metals are based on latest available assays. The average cost of production is taken as total costs incurred on mining and refining, including amortisation, less net revenue from the sale of by-products, allocated to main products on a units produced basis. Refined by-products are valued at their fair value less cost to sell. Stocks of metals purchased or recycled by the group are valued at the lower of cost or fair value less cost to sell.

Stores and materials

Stores and materials are valued at the lower of cost or net realisable value, on a first-in-first-out basis. Obsolete, redundant and slow moving stores are identified and written down to net realisable values. Net realisable value is the estimated selling price in the ordinary course of business, less selling expenses.

1.11 Financial instruments

Financial instruments carried on the balance sheet include cash and bank balances, money market instruments, investments, receivables, trade creditors, metal leases, borrowings and forward commitments.

The group participates in financial instruments that reduce risk exposure to foreign currency and future metal price fluctuations. The recognition methods adopted are disclosed in the individual policy statements associated with each item.

1.12 Derivative financial instruments

Metal futures, options and lease contracts are entered into to preserve and enhance future revenue streams. Forward exchange contracts are entered into to hedge anticipated future transactions.

Derivative financial instruments are initially recognised in the balance sheet at cost and subsequently remeasured at fair value. The method of recognising the resulting gain or loss is dependant on the nature of the item being hedged. On the date that the derivative contract is entered into, the group designates derivatives as either a hedge of the fair value of a recognised asset or liability (fair value hedge) or a hedge of a forecasted transaction or a firm commitment (cash flow hedge).

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective are recognised in equity. Changes in the fair value of derivatives that are designated as fair value hedges are recognised in the income statement.

Certain derivative transactions, while providing effective economic hedges under group's risk management policies, do not qualify for hedge accounting. Changes in the fair value of any such derivative instruments are recognised immediately in the income statement.

1.13 Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is charged to the income statement.

1.14 Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowing costs are charged to finance costs in the income statement. When borrowings are utilised to fund qualifying capital expenditure, such borrowings costs that are directly attributable to the capital expenditure are capitalised from the point at which the capital expenditure and related borrowing cost are incurred.

1.15 Provisions

Provisions are recognised when the group has a present legal or constructive obligation as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. Provisions are not recognised for future operating losses.

1.16 Environmental obligations

Rehabilitation costs

The net present value of future rehabilitation cost estimates of disturbances at year-end are recognised and provided for in full in the financial statements. The estimates are reviewed annually to take into account the effects of inflation and changes in the estimates. Discount rates that reflect the time value of money are utilised in calculating the net present value.

Annual increases in the provision, as a result of the change in the net present value, are charged to income and are split between finance costs and inflationary adjustments.

The net present value of additional environmental disturbances and changes in the cost estimates are capitalised to mining assets along with a corresponding increase in the rehabilitation provision. The rehabilitation asset is amortised in terms of the group's accounting policy (Refer paragraph 1.4).

Rehabilitation projects undertaken, included in the estimates, are charged to the provision as incurred.

Ongoing rehabilitation cost

The cost of the ongoing current programmes to prevent and control pollution is charged against income as incurred.

Impala Pollution, Rehabilitation and Closure Trust Fund

Annual contributions are made to this trust fund, created in accordance with statutory requirements, to provide for the estimated cost of rehabilitation during and at the end of the life of Impala Platinum Limited's mines. Income earned on monies paid to the trust is accounted for as investment income. The trust investments are included under held-to-maturity investments.

1.17 Employee benefits

Defined benefit and defined contribution retirement plans

The group operates or participates in a number of defined benefit and defined contribution retirement plans for its employees. The pension plans are funded by payments from the employees and by the relevant group companies and contributions to these funds are expensed as incurred. The assets of the different plans are held by independently managed trust funds. These funds are governed by either the South African Pension Fund Act of 1956 or Zimbabwean law. The defined benefit plans are multi-employer plans, where sufficient information is not available to account for them as defined benefit plans, and they are in substance accounted for as defined contribution plans. Defined benefit plans are subject to actuarial valuations at intervals of no more than three years.

Post-employment medical obligations

The group provides post-retirement healthcare benefits to qualifying employees and retirees. The expected costs of these benefits are accrued over the period of employment. Valuations of these obligations are carried out annually by independent qualified actuaries. Actuarial gains or losses as a result of these valuations, are recognised in the income statement as incurred.

Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The group recognises termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value.

Bonus plans

The group recognises a liability and an expense for bonuses based on a formula that takes into consideration production and safety performance. The group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

Equity compensation plans

The group's share option plan provides for the granting of options to key employees who are able to purchase shares at a price equal to the middle market price on the trading day preceding the date upon which the remuneration committee approved the granting of the options.

The scheme is administrated through the Impala Share Incentive Trust. Shares are issued to the trust as required. Employees are entitled to exercise their options at the option price.

The maximum number of share options outstanding in terms of the share scheme may not exceed 3.5% of the issued share capital of Impala Platinum Holdings Limited.

Vesting of options first occurs two years after the granting of the options, limited to a maximum of 25% of the total options granted. In subsequent years an additional 25% per year vests. All outstanding options expire within 10 years from the date of granting the options.

1.18 Deferred income tax

Deferred income tax is provided, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax assets and deferred income tax liabilities of the same taxable entity are offset when they relate to taxes levied by the same taxation authority and the entity has a legally enforceable right to set off current tax assets against current tax liabilities.

The principal temporary differences arise from amortisation and depreciation on property, plant and equipment, provisions, post-retirement medical benefits, tax losses carried forward and fair value adjustment on assets acquired from business combinations.

1.19 Revenue recognition

Revenue comprises the fair value in respect of the sale of metals produced, metals purchased and toll income received by the group. Revenue is recognised when the risks and rewards of ownership transfer, net of sales taxes and discounts.

Sales of metals mined and metals purchased

Sales are recognised when a group entity has delivered products to the customer and collectibility of the related receivables is reasonably assured.

Toll income

Toll refining income is recognised at date of declaration or dispatch of metal from the refinery in accordance with the relevant agreements with customers.

Interest income

Interest income is recognised on a time-proportion basis using the effective interest method. When a receivable is impaired, the group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans is recognised either as cash is collected or on a cost–recovery basis as conditions warrant.

Dividend income

Dividend income is recognised when the shareholder's right to receive payment is established, at the accrual date.

1.20 Dividend distribution

Dividend distribution to the company's shareholders is recognised as a liability in the group's financial statements in the period in which the dividends are approved by the board of directors.

1.21 Comparatives

The group previously disclosed interest and dividend income within 'finance costs – net'. Current inclusion in 'other gains – net' is in terms of the provisions of IAS 1. 'Share of profit of associates' previously excluded the income tax charge of R98.5 million (2003: R215.7 million). Inclusion of the tax charge in 'share of profit of associates' is in terms of the provisions of IAS 1. The group has separately disclosed the Marula business segment for segmental reporting purposes. The group previously included the Marula business segment under the Impala business segment.

2 Financial risk management

2.1 Financial risk factors

The group's activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest risk and price risk), credit risk, liquidity risk and cash flow interest-rate risk. The group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the group's financial performance. The group, from time to time, uses derivative financial instruments to hedge certain risk exposures.

Risk management is carried out by a central treasury department (Group treasury/hedging committee) under policies approved by the Board of Directors, which identifies, evaluates and hedges financial risks in close co-operation with the group's operating units. The risk committee approves written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest-rate risk, credit risk, use of derivative financial instruments, non-derivative financial instruments and investing excess liquidity.

2.1.1 Market risk

Foreign exchange risk

The group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar. Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities and net investments in foreign operations.

To manage foreign exchange risk arising from future commercial transactions, recognised assets and liabilities, the group, from time to time, uses forward contracts within board approval limits. Group treasury/hedging committee is responsible for managing the net position in each foreign currency.

Securities price risk

The group is exposed to equity securities price risk because of investments held by the group and classified on the consolidated balance sheet as available-for-sale financial assets. Group treasury continually monitors this exposure.

Commodity price risk management

The group is exposed to fluctuations in metal prices. From time to time, the group enters into metal futures, options or lease contracts to manage the fluctuations in its metal prices thereby preserving and enhancing its revenue streams. At 30 June 2004, the group had no metal futures, options or lease contracts in place (2003: nil).

2.1.2 Credit risk management

The group has no significant concentrations of credit risk. It has policies in place to ensure that sales of products are made to customers with an appropriate credit history. The group has policies that limit the amount of credit exposure to any single financial institution.

The potential concentration of credit risk consists mainly of cash and cash equivalents, trade debtors and other receivables.

(All amounts in Rand millions unless otherwise stated)

The group limits its counter party exposures from its money market investment operations by only dealing with well-established financial institutions of high quality credit standing. The credit exposure to any one counter party is managed by setting exposure limits which are reviewed regularly by the board of directors.

The group is exposed to credit-related losses in the event of non-performance by counter parties to derivatives instruments. The counter parties to these contracts are major financial institutions. The group continually monitors its positions and the credit ratings of its counter parties and limits the amount of contracts it enters into with any one party.

Trade debtors comprise a number of customers, dispersed across different geographical areas. Ongoing credit evaluations are performed on the financial condition of these and other receivables. Trade debtors are presented net of the allowance for doubtful debts.

2.1.3 Interest rate risk management

The group monitors its exposure to fluctuating interest rates. Cash and cash equivalents are primarily invested with short-term maturity dates. The group's primary exposures in respect of long term borrowings are detailed in note 15. At 30 June 2004, the group did not consider there to be any significant concentration of interest rate risk.

2.1.4 Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, the group treasury/hedging committee aims to maintain flexibility in funding by keeping committed credit lines available.

2.2 Accounting for derivative financial instruments and hedging activities

The group's risk management policy on hedging is not prescriptive regarding the available financial instruments to be used, but financial limits and exposures are set by the Board. Due to the extent of these hedges, hedge accounting is not applied and therefore changes in the fair value of any derivative instruments are recognised in the income statement immediately.

2.3 Fair value estimation

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. The listed market price used for financial assets held by the group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.

The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the group for similar financial instruments.

3 Critical accounting estimates and judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The group makes estimates and assumptions concerning the future. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Estimated impairment of assets

The group tests whether assets have suffered any impairment, in accordance with the accounting policy stated in Note 1.6. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates of future commodity prices and exchange rates. Estimates are based on management's interpretation of market forecasts.

The main assumptions include:

- long-term real platinum index price of R6 100.00 (2003: R6 100.00) per ounce and
- long-term real discount rate, a range of 10% to 12% (2003: 10% to 12%) for South African and 15% to 17% (2003: 15% to 17%) for Zimbabwean assets.

Provisions

Provisions for post-retirement medical liability and future rehabilitation cost have been determined, based on calculations which require the use of estimates. (Note 17, 18)

Post-employment medical benefits

Actuarial parameters used by independent valuators assume 7.35% (2003: 8.00%) as the long-term medical inflation rate and a 9.5% (2003: 10.0%) risk free interest rate corresponding to the yields on long-dated high-quality bonds.

Future rehabilitation obligation

The net present value of current rehabilitation estimates is based on the assumption of a long-term net real interest rate of 4% (2003: 4%).

4 Segment information

Segment reporting

The group is an integrated PGM and associated base metal producer. On a primary basis, the business segments are:

- mine-to-market primary PGM producer, including marketing of metals produced by the group (Impala);
- mine-to-concentrate local and foreign primary PGM producers (Marula, Barplats, Zimbabwe) and
- toll-refiner for third party material (Impala Refining Services– IRS).

The comparative for 2003 has been restated to separately disclose the Marula segment.

Primary reporting format – business segments
Year ended 30 June 2004

(All amounts in Rand millions unless otherwise stated)	Impala lease area segment	Marula segment	Barplats disposed segment	Zimbabwe segment	IRS segment	Inter-segment adjustment	**Total**
Sales from:							
Metals mined	7 679.2			71.5			**7 750.7**
Metals purchased	3 419.5				3 480.0	(3 176.8)	**3 722.7**
Toll income					371.5	(35.8)	**335.7**
Inter-company concentrate sales		94.4	112.9	864.4		(1 071.7)	**–**
Total sales	11 098.7	94.4	112.9	935.9	3 851.5	(4 284.3)	**11 809.1**
Segment operating expenses for:							
Metals mined	4 656.8	111.3	117.8	597.0			**5 482.9**
Metals purchased	3 421.2				3 122.4	(4 284.4)	**2 259.2**
Other cost					201.7		**201.7**
Gross cost	8 078.0	111.3	117.8	597.0	3 324.1	(4 284.4)	**7 943.8**
Adjusted for increase in metal inventories	(160.9)			(33.3)	(188.6)	(11.6)	**(394.4)**
Cost of sales	7 917.1	111.3	117.8	563.7	3 135.5	(4 296.0)	**7 549.4**
Gross profit	3 181.6	(16.9)	(4.9)	372.2	716.0	11.7	**4 259.7**
Segment assets	8 580.5	2 203.2		1 724.7	1 654.3		**14 162.7**
Unallocated assets						570.6	**570.6**
Associates							**2 304.6**
Total assets							**17 037.9**
Segment liabilities	1 709.3	97.4		163.3	1 024.9		**2 994.9**
Unallocated liabilities						3 230.1	**3 230.1**
Total liabilities							**6 225.0**

4 Segment information (continued)

(All amounts in Rand million unless otherwise stated)	Impala lease area segment	Marula segment	Barplats disposed segment	Zimbabwe segment	IRS segment	Inter-segment adjustment	Total
Other segment items:							
Capital expenditure (mining and other)	1 200.8	504.7	3.8	142.9			**1 852.2**
Depreciation	3.6				4.1		**7.7**
Amortisation	481.5	16.6	14.7	59.5			**572.3**
Statistical information:							
Total metals produced							
Platinum (000 oz)	1 090				871		**1 961**
Palladium (000 oz)	501				545		**1 046**
Rhodium (000 oz)	116				135		**251**
Nickel (000 t)	6.9				9.5		**16.4**
PGM in concentrate produced included in IRS refined metal (000 oz)		36.6	37.3	249.8			**323.7**
Gross margin analysis:							
Metals mined (%)	41.5						**41.5**
Metals purchased – Impala (%)	0.0						**0.0**
Metals purchased – IRS (%)					18.6		**18.6**
Inter-company concentrate sales (%)		(17.9)	(4.3)	39.8			**30.7**
Year ended 30 June 2003							
Sales from:							
Metals mined	8 877.5			38.0			**8 915.5**
Metals purchased	2 463.2				2 695.6	(2 445.5)	**2 713.3**
Toll income					218.2	(40.0)	**178.2**
Inter-company concentrate sales			154.6	658.1		(812.7)	**–**
Total sales	11 340.7		154.6	696.1	2 913.8	(3 298.2)	**11 807.0**
Segment operating expenses for:							
Metals mined	4 105.5		189.8	518.8		(40.0)	**4 774.1**
Metals purchased	2 448.9				2 283.4	(3 258.2)	**1 474.1**
Other cost					142.0		**142.0**
Gross cost	6 554.4		189.8	518.8	2 425.4	(3 298.2)	**6 390.2**
Adjusted for decrease/(increase) in metal inventories	124.9			(17.5)	(12.1)	37.8	**133.1**
Cost of sales	6 679.3		189.8	501.3	2 413.3	(3 260.4)	**6 523.3**
Gross profit	4 661.4		(35.2)	194.8	500.5	(37.8)	**5 283.7**
Segment assets	8 618.0	1 661.0	248.7	1 276.3	1 502.2		**13 306.2**
Unallocated assets						754.2	**754.2**
Associates							**2 208.9**
Total assets							**16 269.3**
Segment liabilities	2 381.3	4.5	79.9	376.3	829.2		**3 671.2**
Unallocated liabilities						2 301.8	**2 301.8**
Total liabilities							**5 973.0**

4 Segment information (continued)

(All amounts in Rand million unless otherwise stated)		Impala lease area segment	Marula segment	Barplats disposed segment	Zimbabwe segment	IRS segment	Inter-segment adjustment	Total
Other segment items:								
Capital expenditure (mining and other)		1 135.5		544.4	112.2			**1 792.1**
Depreciation		2.3				1.2		**3.5**
Amortisation		344.0		45.3	63.1			**452.4**
Statistical information:								
Total metals produced								
Platinum	(000 oz)	1 040				633		**1 673**
Palladium	(000 oz)	478				415		**893**
Rhodium	(000 oz)	134				81		**215**
Nickel	(000 t)	8.0				6.7		**14.7**
PGM in concentrate produced included in IRS refined metal	(000 oz)			48.8	180.6			**229.4**
Gross margin analysis:								
Metals mined	(%)	52.3						**52.3**
Metals purchased – Impala	(%)	0.6						**0.6**
Metals purchased – IRS	(%)					17.2		**17.2**
Inter-company concentrate sales	(%)			(22.8)	28.0			**18.8**

Notes to business segment analysis:

Assets, liabilities and capital expenditure.
Segment assets consist primarily of property, plant and equipment, intangible assets, inventories, receivables and operating cash. They exclude deferred taxation, investments and derivatives held for trading or designated as hedges of borrowings.

Segment liabilities comprise operating liabilities. They exclude items such as taxation and corporate borrowings.

Capital expenditure comprises additions to property, plant and equipment (Note 5), including additions resulting from acquisitions through business combinations (Notes 5, 38).

Sales
Metals mined
Reflect the mine-to-market sales primarily from the Impala lease area.

Metals purchased
Revenue from metals purchased is recognised within two separate legal entities:
- for Impala Platinum this incorporates sales of metals purchased principally from IRS of R3 176.8 million (2003: R2 445.5 million).
- for IRS this includes sales from purchases of metals from refining customers. The majority of sales are to Impala Platinum, and a portion directly to the market.

Toll income
Fees earned by IRS for treatment of metals from third party refining customers.

(All amounts in Rand millions unless otherwise stated)	2004	2003

4 Segment information (continued)

Inter-company concentrate sales

Sales of concentrate from Barplats (discontinued operation), Marula and Zimbabwe mining activities to IRS.

Segment operating expenses for:

Gross cost

Comprises total costs associated with the mining, refining and purchase of metals.

Inter-segment adjustments

Elimination of inter-segment sales, purchases and unrealised profit in the group.

Inter-segment transfers

Inter-segment transfers are based on market related prices.

Secondary reporting format – geographical segments

Although the group's business segments are managed on a world-wide basis, they operate in two geographical areas. South Africa is the home country of the parent company and the main operating company. The areas of operation are principally mining and toll-refining activities in South Africa and Zimbabwe.

Analysis of sales by destination	2004	2003
Main products		
Asia	**3 400.5**	3 467.0
North America	**3 044.0**	2 987.9
Europe	**1 641.9**	1 489.6
South Africa	**820.6**	1 629.3
	8 907.0	9 573.8
By-products		
South Africa	**1 873.4**	1 452.1
North America	**238.8**	232.5
Asia	**331.6**	235.7
Europe	**122.6**	134.7
	2 566.4	2 055.0
Toll income		
South Africa	**324.5**	148.5
North America	**9.9**	8.1
Asia	**1.1**	1.5
Europe	**0.2**	20.1
	335.7	178.2
	11 809.1	11 807.0

Sales and toll income are allocated based on the country in which the customer is located. Zimbabwe operations did not contribute more than 10% of consolidated sales.

Analysis of sales by category	2004	2003
Sales of goods		
Precious metals	**10 051.3**	10 569.8
Base metals	**1 422.1**	1 059.0
Revenue from services		
Toll-refining	**335.7**	178.2
	11 809.1	11 807.0

(All amounts in Rand millions unless otherwise stated) 2004 2003

4 Segment information (continued)

Other segment information

	Sales		Total assets		Capital expenditure	
	2004	2003	**2004**	2003	**2004**	2003
South Africa	**11 737.6**	11 769.0	**13 000.4**	12 776.4	**1 709.3**	1 679.9
Zimbabwe	**71.5**	38.0	**1 724.7**	1 276.3	**142.9**	112.2
Other			**8.2**	7.7		
Investment in associates			**2 304.6**	2 208.9		
	11 809.1	11 807.0	**17 037.9**	16 269.3	**1 852.2**	1 792.1

Total assets and capital expenditure are allocated based on where the assets are located. Sales are allocated based on the country in which the sale orginated.

5 Property, plant and equipment

Mining assets

These comprise expenditure on shafts, plant and equipment, mining development and general capital expenditure.

	2004	2003
Cost		
Opening book amount	**11 086.6**	7 996.3
Acquisition of subsidiaries and joint venture (Note 38)	**–**	1 822.6
Disposal of subsidiary	**(215.7)**	–
Exchange adjustment on translation of foreign subsidiaries and joint venture	**(236.0)**	(469.5)
Additions	**1 794.7**	1 749.7
Addition of rehabilitation asset (Note 18)	**27.5**	37.2
Disposals	**(15.5)**	(49.7)
	12 441.6	11 086.6
Accumulated amortisation		
Opening book amount	**2 308.0**	1 811.5
Acquisition of subsidiaries and joint venture (Note 38)	**–**	44.1
Exchange adjustment on translation of foreign subsidiaries and joint venture	**(18.5)**	–
Charge for the year	**572.3**	452.4
Disposals	**(13.0)**	–
	2 848.8	2 308.0
Net book amount	**9 592.8**	8 778.6

Other assets

These comprise expenditure on freehold land and buildings, plant and equipment, motor vehicles, furniture and leased equipment.

	2004	2003
Cost		
Opening book amount	**42.1**	46.9
Acquisition of subsidiaries and joint venture (Note 38)	**–**	6.4
Exchange adjustment on translation of foreign subsidiaries and joint venture	**(6.6)**	–
Additions	**30.0**	5.2
Disposals	**(2.5)**	(16.4)
	63.0	42.1

(All amounts in Rand millions unless otherwise stated)	2004	2003
5 Property, plant and equipment (continued)		
Accumulated depreciation		
Opening book amount	**11.8**	13.3
Acquisition of subsidiaries and joint venture (Note 38)	**–**	3.0
Exchange adjustment on translation of foreign subsidiaries and joint venture	**(2.1)**	–
Charge for the year	**7.7**	3.5
Adjustment/(disposals)	**2.8**	(8.0)
	20.2	11.8
Net book amount	**42.8**	30.3
Closing net book amount	**9 635.6**	8 808.9

6 Investments in associates

	2004	2003
i) Lonplats (comprising Western Platinum Limited and Eastern Platinum Limited)		
Share of post acquisition retained income	**2 874.9**	2 585.4
Shares at cost	**430.8**	430.8
Amortisation of goodwill arising on acquisition	**(102.9)**	(102.9)
Dividends received	**(1 741.4)**	(1 456.8)
Net book amount	**1 461.4**	1 456.5

A loan facility of nil (2003: R81.5 million) has been guaranteed in favour of banking institutions, available for utilisation by the associates, of which nil was utilised at year-end (2003: R81.5 million). The guarantee was no longer required and withdrawn during April 2004.

	2004	2003
Goodwill included in carrying value:		
At cost	**185.0**	185.0
Accumulated amortisation	**(102.9)**	(102.9)
Net book amount	**82.1**	82.1

Shares beneficially owned in the undermentioned companies involved in the business of mining, refining and marketing of PGMs:

	2004	2003
Number of shares		
Western Platinum Limited		
Ordinary shares	**7 319 924**	6 779 924
Participating preference shares	**–**	540 000
Effective holding: 27.1%		
Eastern Platinum Limited		
Ordinary shares	**149 110**	134 444
Participating preference shares	**–**	14 666
Effective holding: 27.1%		

Summarised balance sheet as at 31 March

	2004	2003
Capital and reserves	**5 071.8**	5 065.9
Non-current liabilities	**2 059.8**	1 785.5
Current liabilities	**605.9**	524.3
	7 737.5	7 375.7

(All amounts in Rand millions unless otherwise stated)	2004	2003

6 Investments in associates (continued)

	2004	2003
Non-current assets	**7 036.3**	6 139.9
Current assets	**701.2**	1 235.8
	7 737.5	7 375.7

The associate companies prepare their financial statements to 30 September to conform to the financial year of their holding company. Only publicly available information for these associate companies has been used for equity accounting purposes. Consequently, results for the twelve months to 31 March have been included in the equity accounted earnings for the year, of which the results for the last six months are reviewed by the company's auditors. There were no changes in the percentage ownership interests in the associates during the year ended 30 June 2004.

The group is currently in the process of negotiating a deal in terms of the requirements of the mining charter (refer directors' report).

ii) Two Rivers Platinum (Proprietary) Limited

	2004	2003
Shares at cost	**45.0**	45.0
Shareholder's loan	**271.8**	229.8
Net book amount	**316.8**	274.8

The company holds various PGM mineral rights. Trial mining is presently being conducted and the result will be evaluated towards the end of calendar year 2004.

	2004	2003
Shareholding		
Number of shares		
Ordinary shares	**270**	270
Effective holding: 45.0%		

There was no change in the percentage ownership interest in the associate during the year ended 30 June 2004.

	2004	2003
Summarised balance sheet as at 30 June		
Capital and reserves	**101.6**	101.0
Non-current liabilities	**604.3**	510.8
Current liabilities	**5.6**	1.6
	711.5	613.4
Non-current assets	**690.0**	604.8
Current assets	**21.5**	8.6
	711.5	613.4

The results of the associate are based on audited financial statements.

(All amounts in Rand millions unless otherwise stated)	2004	2003

6 Investments in associates (continued)

iii) Aquarius Platinum (South Africa) (Proprietary) Limited

	2004	2003
Share of results	**53.6**	22.6
Unearned profit in the group	**(10.1)**	(18.0)
	43.5	4.6
Shares at cost	**16.9**	16.9
Shareholder's loan	**466.0**	456.1
Net book amount	**526.4**	477.6

Impala Platinum Holdings Limited has provided a guarantee to Investec Bank Limited on behalf of Aquarius Platinum (South Africa) (Proprietary) Limited for a loan facility granted of R175.0 million (2003: R175.0 million), of which R175.0 million (2003: R175.0 million) has been utilised at year-end.

This guarantee is set to expire upon completion of certain project completion tests, relating to the Marikana project. If the project completion tests are not met, then the guarantee will reduce proportionally in line with the loan repayments to Investec Bank Limited, which are expected to start by no later than the end of calendar year 2004.

Shares beneficially owned in the undermentioned company involved in the business of mining, refining and marketing of PGMs:

	2004	2003
Shareholding		
Number of shares		
Ordinary shares	**250**	250
Effective holding: 25.0%		

There was no change in the percentage ownership interest in the associate during the year ended 30 June 2004.

	2004	2003
Summarised balance sheet as at 30 June		
Capital and reserves	**231.5**	107.4
Non-current liabilities	**2 171.4**	2 110.0
Current liabilities	**388.0**	495.7
	2 790.9	2 713.1
Non-current assets	**2 191.4**	2 116.3
Current assets	**599.5**	596.8
	2 790.9	2 713.1

The equity accounted results of the associate for the year are based on audited financial statements.

Summary of investments in associates

	2004	2003
Lonplats (comprising Western Platinum Limited and Eastern Platinum Limited)	**1 461.4**	1 456.5
Two Rivers Platinum (Proprietary) Limited	**316.8**	274.8
Aquarius Platinum (South Africa) (Proprietary) Limited	**526.4**	477.6
Total investments in associates	**2 304.6**	2 208.9

(All amounts in Rand millions unless otherwise stated)	2004	2003

7 Available-for-sale financial investments

Investments in listed shares		
Comprise shares in the following listed company:		
Aquarius Platinum Limited		
Beginning of the year	**229.7**	422.5
Exchange differences	**(27.7)**	(41.6)
Share price movement	**(30.3)**	(151.2)
End of the year	**171.7**	229.7

During the year, the group maintained its strategic shareholding in Aquarius Platinum Limited, holding 7 141 966 shares (2003: 7 141 966) which amounts to approximately 8.6% (2003: 8.9%) of the issued share capital of that company. The shares are listed on the Australian Stock Exchange and the London Stock Exchange. The fair value of these shares as at the close of business on 30 June 2004 by reference to Stock Exchange quoted prices and closing exchange rates was R171.7 million (2003: R229.7 million).

Investment in unlisted shares		
Shares beneficially owned in the undermentioned concern at fair value:		
Silplat (Proprietary) Limited	**14.7**	–
Total available-for-sale investments	**186.4**	229.7

8 Held-to-maturity investments

Investment in interest-bearing securities	**89.0**	74.9

The investment is held through the Impala Pollution, Rehabilitation and Closure Trust Fund (Note 18). The fund is an irrevocable trust under the group's control. The funds are invested primarily in interest-bearing securities.

9 Non-current receivables and prepayments

Loans		
Barplats Investments Limited	**114.8**	–
Less: current portion of loan (Note 11)	**(45.9)**	–
Messina Platinum Mines Limited	**–**	23.5
Less: current portion of loan (Note 11)	**–**	(23.5)
	68.9	–

The Barplats Investments Limited loan bears interest at the Johannesburg Interbank Acceptance Rate (JIBAR) plus 3% nominal annual compounded and capitalised monthly in arrears. The loan capital is repayable in three annual instalments: 40% on 31 May 2005 and equal payments of the balance in the second and third year respectively on the anniversary date. The loan is secured by a mortgage bond over property and mineral rights.

The Messina Platinum Mines Limited loan bore interest at JIBAR plus 6% and was repaid in 2004.

(All amounts in Rand millions unless otherwise stated)	2004	2003
9 Non-current receivables and prepayments (continued)		
The carrying amount of the loan approximates its fair value.		
Prepayments		
Royalty prepayment	**73.7**	78.6
Charged to the income statement during the year	**(4.9)**	(4.9)
	68.8	73.7
Less: current portion of prepayment (Note 11)	**(5.0)**	(4.9)
	63.8	68.8
Royalty prepayment represents the payment of royalties settled through an issue of shares to the mineral right holders of the Impala mining lease area during 1999.		
Total non-current receivables and prepayments	**132.7**	68.8
10 Inventories		
Refined metal		
At cost	**290.7**	172.2
At fair value less cost to sell	**34.6**	37.4
	325.3	209.6
In-process metal	**790.9**	512.2
Exchange adjustment on translation of foreign subsidiaries and joint venture	**(15.9)**	–
Metal inventories	**1 100.3**	721.8
Stores and materials inventories	**129.5**	125.6
	1 229.8	847.4
11 Current receivables and prepayments		
Trade receivables	**1 362.2**	1 070.4
Receivables from related parties (Note 39)	**246.3**	82.0
Advances and loan facilities provided to related parties (Note 39)	**245.8**	70.0
Other receivables	**163.8**	129.4
Employee receivables	**84.4**	82.2
South African Revenue Services (Value Added Tax)	**53.3**	173.4
Current portion of loans (Note 9)	**45.9**	23.5
Prepayments	**37.6**	37.6
Current portion of prepayments (Note 9)	**5.0**	4.9
Interest receivable	**1.9**	13.7
Implats Share Incentive Trust	**–**	19.1
	2 246.2	1 706.2

Trade and other foreign receivables include advances of R789.8 million (2003: R551.8 million) to customers which are secured by in-process metal inventories held as collateral against these advances.

	2004	2003
The uncovered foreign currency denominated balances as at 30 June were as follows:		
Trade and other receivables (US$ million)	**208.3**	118.5
The credit exposures by country are as follows:		
North America	**624.6**	574.8
South Africa	**544.0**	354.1
Asia	**159.9**	97.6
Europe	**33.7**	43.9
	1 362.2	1 070.4

Other receivables represent primarily a South African exposure.

(All amounts in Rand millions unless otherwise stated)	2004	2003

12 Cash and cash equivalents

	2004	2003
Short-term bank deposits	**900.4**	2 014.3
Cash at bank	**303.8**	310.2
	1 204.2	2 324.5

The weighted average effective interest rate on short-term bank deposits was 8.4% (2003: 12.1%) and these deposits have an average maturity of 30 days.

	2004	2003
Cash and bank overdrafts include the following for the purposes of the cash flow statement:		
Cash and cash equivalents	**1 204.2**	2 324.5
Bank overdrafts (Note 15)	**(17.2)**	–
	1 187.0	2 324.5

	2004	2003
The uncovered foreign currency denominated balances as at 30 June were as follows:		
Bank balances (US$ million)	**61.0**	65.4

	2004	2003
The credit exposures by country are as follows:		
South Africa	**1 006.3**	2 158.1
Europe	**141.8**	5.2
Mauritius	**45.4**	157.4
Zimbabwe	**6.5**	2.2
Asia	**4.2**	1.6
	1 204.2	2 324.5

13 Ordinary shares, share premium and share options

Share capital and share premium

	Number of shares (millions)	Ordinary shares R million	Share premium R million	**Total R million**
At 30 June 2002	66.554	13.3	589.6	**602.9**
Issued to the share option scheme	0.040	0.0	14.9	**14.9**
At 30 June 2003	66.594	13.3	604.5	**617.8**
Adjustment as a result of consolidating share trust	(0.084)	(0.0)	(18.7)	**(18.7)**
Issued by the share option scheme	0.103	0.0	26.2	**26.2**
At 30 June 2004	66.613	13.3	612.0	**625.3**

The total authorised ordinary share capital comprise 100 million (2003: 100 million) shares with a par value of 20 cents each. All issued shares are fully paid.

	2004	2003
Authorised amount	**20.0**	20.0

Up to 10% of the unissued shares may be issued by the directors at their discretion until the next annual general meeting. The directors' report sets out additional details in respect of the share option scheme.

(All amounts in Rand millions unless otherwise stated)	**2004**	2003

13 Ordinary shares, share premium and share options (continued)

Share options

Movement in the number of share options outstanding was as follows (000):

	2004	2003
At beginning of year	**960.3**	613.1
Granted	**335.4**	511.7
Exercised	**(102.4)**	(98.6)
Lapsed/forfeited	**(98.9)**	(65.9)
At end of year	**1 094.4**	960.3

Refer to the directors' report for details on share options held by directors and key management personnel.

Share options were granted to employees during the year at an average market share price of R575.00 per share (2003: R558.76 per share) and expire during 2014 (2003: share options expire during 2013).

The number of shares held by the Trust at year end totalled 8 350 (2003: 83 584).

Share options outstanding (number in thousands) at the end of the year have the following terms:

Option price				Vesting years						**Total**
Rand per share	2001	2002	2003	2004	2005	2006	2007	2008	2009	**number**
52.50	0.1	0.3	1.4							**1.8**
57.50			2.5							**2.5**
146.00		3.8	4.5	19.8						**28.1**
200.00		0.8	4.2	17.5	21.3					**43.8**
281.00				11.0	11.0	11.0				**33.0**
344.00			1.5	5.6	11.7	11.7				**30.5**
381.00				1.0	7.6	7.6	7.6	7.6		**31.4**
401.00					4.5	4.5	4.5	4.5		**18.0**
482.61						1.0	1.0	1.0	1.0	**4.0**
484.10				1.0	15.1	15.1	15.1	15.1		**61.4**
507.00	0.8	2.1	7.0	52.2	53.8	51.9	50.9			**218.7**
507.12						33.1	33.1	33.1	33.1	**132.4**
515.82				0.3		7.4	7.4	7.4	7.4	**29.9**
522.00				0.5	0.5	0.5	0.5			**2.0**
539.40						1.0	1.0	1.0	1.0	**4.0**
556.00				5.7	5.2	5.2	5.2			**21.3**
587.00						17.0	17.0	17.0	17.0	**68.0**
589.99					4.6	4.6	4.6	4.6		**18.4**
594.25				1.4	15.7	15.7	15.7	15.7		**64.2**
600.00				1.4	67.7	67.7	67.7	67.7		**272.2**
611.48						2.2	2.2	2.2	2.2	**8.8**
Total 2004	**0.9**	**7.0**	**21.1**	**117.4**	**218.7**	**257.2**	**233.5**	**176.9**	**61.7**	**1 094.4**
Total 2003	1.1	9.3	73.0	138.6	229.1	202.0	188.7	118.5	–	**960.3**

(All amounts in Rand millions unless otherwise stated)

13 Ordinary shares, share premium and share options (continued)

Share options were granted to directors and employees at the market share price on the following dates:

During financial year 2004	Date	Number of shares	Market share price (Rand)	Amount (R million)
	27 Aug 2003	31 804	515.82	**16.4**
	18 Sep 2003	3 840	539.40	**2.1**
	6 Nov 2003	27 232	611.48	**16.7**
	16 Feb 2004	136 194	587.00	**79.9**
	22 Apr 2004	132 235	507.12	**67.1**
	6 May 2004	4 102	482.61	**2.0**
	Total	335 407		**184.2**

During financial year 2003	Date	Number of shares	Market share price (Rand)	Amount (R million)
	16 Aug 2002	68 232	484.10	**33.0**
	8 Nov 2002	294 867	600.00	**176.9**
	25 Nov 2002	19 545	557.35	**10.9**
	21 Jan 2003	72 512	594.25	**43.1**
	2 Apr 2003	17 956	401.00	**7.2**
	5 May 2003	38 654	381.00	**14.7**
	Total	511 766		**285.8**

14 Other reserves

	Surplus of cost over carrying value of minorities	Available-for-sale investments	Translation of foreign subsidiaries	**Total**
Balance 1 July 2002		393.4	152.3	**545.7**
Revaluation (Note 7)		(192.8)		**(192.8)**
Currency translation differences			(314.1)	**(314.1)**
Balance 30 June 2003		200.6	(161.8)	**38.8**
Revaluation (Note 7, 16)		(48.6)		**(48.6)**
Currency translation differences			(265.8)	**(265.8)**
Acquisition of Zimbabwe Platinum Mines Limited minorities	(350.7)			**(350.7)**
Balance 30 June 2004	**(350.7)**	**152.0**	**(427.6)**	**(626.3)**

(All amounts in Rand millions unless otherwise stated)	2004	2003
15 Borrowings		
Current		
Indwa Investments Limited	**500.0**	–
Absa Bank Limited	**51.4**	118.9
Bank overdrafts	**17.2**	–
Debentures	**–**	85.8
	568.6	204.7
Non-current		
Absa Bank Limited	**–**	62.7
	–	62.7
Total borrowings	**568.6**	267.4

The Indwa Investments Limited loan facility bears current interest at 8.4% per annum and is repayable within one year.

The Absa bank loan was obtained to finance the Ngezi/SMC Project and is payable over two years commencing March 2003. The loan bears interest at London Interbank Offer Rates (LIBOR) plus 5% per annum. The average interest rate during the year was 7.55% (2003: 7.25%). The debt is secured by project sales revenue, guarantees by Impala Platinum Holdings Limited (30%) and Zimbabwe Platinum Mines Limited (70%), a pledge and cession of the Special Mining Lease No.1 mining agreement, mineral rights pertaining to the Ngezi South Claims and a pledge of shares in the following subsidiaries:

- Makwiro Platinum Mines (Private) Limited
- Hartley Minerals Zimbabwe (Private) Limited
- Hartley Platinum Mines (Private) Limited

The debentures were secured by a pledge of freehold properties included in mining assets with a book value of nil (2003: R178.0 million). Half of the debentures bore interest at a fixed rate of 18.9% per annum, with the other half at 10.1% (2003: 15.1%) per annum. These debentures were repaid on 30 June 2004.

The effective interest rates for the year were as follows:	%	%
Debentures (Rand)	**15.25**	17.00
Bank loans (Rand)	**8.30**	-
Bank loans (US$)	**6.36**	6.12

	Carrying amounts		Fair values	
	2004	2003	**2004**	2003
The carrying amount and fair value of the bank loan is as follows:	**–**	62.7	**–**	62.7

The fair values are based on discounted cash flows using a discount rate based on the borrowing rate that the directors expect would be available to the group at the balance sheet date. The carrying amounts of short-term borrowings approximate their fair value.

(All amounts in Rand millions unless otherwise stated)	2004	2003

15 Borrowings (continued)

Maturity of non-current borrowings:		
Between 1 and 2 years	–	62.7

Borrowing powers

In terms of the articles of association of the companies in the group, the borrowing powers of the group are determined by the directors but are limited to ordinary shareholders' interest.

Ordinary shareholders' interest	**10 684.8**	9 877.4
Currently utilised	**568.6**	267.4

16 Deferred income tax assets and liabilities

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The offset amounts are as follows:

Deferred tax assets		
– Deferred tax asset to be recovered after more than 12 months	**(9.4)**	–
Deferred tax liabilities – net		
Deferred tax assets:		
– Deferred tax asset to be recovered after more than 12 months	**(131.0)**	(161.4)
Deferred tax liabilities:		
– Deferred tax liability to be recovered after more than 12 months	**2 402.9**	2 048.1
	2 271.9	1 886.7

Deferred income taxes are calculated at the prevailing tax rates of the different fiscal authorities where the asset or liability originates.

The movement on the deferred income tax account is as follows:		
At the beginning of the year	**1 886.7**	1 389.6
Acquisition of interest in subsidiaries and joint venture (Note 38)	**56.7**	49.9
Exchange adjustment on translation of foreign subsidiaries and joint venture	**(10.9)**	46.4
Tax charged to equity (Note 14)	**(9.4)**	–
Income statement charge (Note 32)	**339.4**	400.8
Net deferred tax liability at the end of the year	**2 262.5**	1 886.7

Deferred tax assets and liabilities are attributable to the following items:

Deferred tax liabilities		
Property, plant and equipment	**2 356.4**	1 874.2
Other	**46.5**	173.9
	2 402.9	2 048.1
Deferred tax assets		
Substantially long term provisions	**(123.5)**	(119.2)
Other	**(16.9)**	(42.2)
	(140.4)	(161.4)
Net deferred tax liability	**2 262.5**	1 886.7

(All amounts in Rand millions unless otherwise stated)	2004	2003

17 Pension and other post-retirement obligations

Pension and provident plans

Independent funds provide pension and other benefits to all permanent employees and their dependants. At the end of the financial year the following funds were in existence:

- Impala Provident Fund
- Impala Platinum Refineries Provident Fund
- Impala Workers Provident Fund
- Impala Supplementary Pension Fund
- Sentinel Pension Fund (industry fund)
- Mine Employees Pension Fund (industry fund)
- Mining Industry Pension Fund Zimbabwe (industry fund)
- National Social Security Scheme Zimbabwe (industry fund)
- Old Mutual – Zimasco Pension Fund

Post-employment medical benefits

The amounts recognised in the income statement were as follows:

	2004	2003
Current service cost	**3.0**	3.3
The total charge is included in operating expenses (Note 25)		
Movement in the liability recognised in the balance sheet:		
At beginning of year	**63.5**	66.9
Total expense – as shown above	**3.0**	3.3
Contributions paid	**(4.2)**	(6.7)
At end of year	**62.3**	63.5

18 Provision for future rehabilitation

Future rehabilitation obligation

	2004	2003
At beginning of year	**200.2**	140.6
Acquisition of subsidiaries and joint venture net of foreign currency exchange adjustment	**–**	6.2
Disposal of subsidiary (Note 30)	**(24.2)**	–
Exchange adjustment on translation of foreign subsidiaries and joint venture	**(1.0)**	–
Present value of additional rehabilitation obligations (Note 5)	**27.5**	37.2
Charge to the income statement	**11.6**	31.6
	214.1	215.6
Less: utilised during year	**(6.8)**	(15.4)
At end of year	**207.3**	200.2

Current cost rehabilitation estimate is R455.7 million (2003: R404.4 million)

The movement of the investment in the Impala Pollution, Rehabilitation and Closure Trust Fund, is as follows:

	2004	2003
At beginning of year	**74.9**	60.9
Interest accrued	**5.8**	5.1
Contributions	**8.3**	8.9
At end of year	**89.0**	74.9

(All amounts in Rand millions unless otherwise stated)	2004	2003

18 Provision for future rehabilitation (continued)

Future value of rehabilitation obligation	**1 830.9**	1 747.9
Future value of rehabilitation trust investment	**(964.2)**	(811.1)
Future net environmental rehabilitation obligation	**866.7**	936.8

The future value of the rehabilitation obligation was calculated by inflating the current rehabilitation cost over 25 years to an estimated future rehabilitation cost.

The future value of the rehabilitation trust investment was calculated by assuming that the present balance in the rehabilitation trust will be invested at a risk free rate over 25 years. The shortfall will be funded by ongoing contributions to the trust.

Guarantees have been provided to the various Minerals and Energy Departments to satisfy the requirements of the Minerals and Energy Development Act with respect to environmental rehabilitation (Note 36).

19 Trade and other payables

Trade payables	**1 542.5**	1 547.5
Royalties payable	**395.0**	597.8
Leave liability	**180.0**	198.8
Payables to related parties (Note 39)	**471.0**	285.9
Forward commitments (Note 37)	**158.7**	125.8
Other payables	**127.9**	88.7
	2 875.1	2 844.5

The uncovered foreign currency denominated balances as at 30 June were as follows:

Trade and other payables (US$ million)	**15.9**	9.5
Forward commitments (Note 37)	**25.7**	16.7
	41.6	26.2

Royalties payable
Comprises the accrual for royalty payments to the holders of mineral rights. The calculation is based on mining taxable income and is only finalised once that has been assessed by the South African Revenue Services. Payments are made in accordance with an agreed schedule.

Leave liability
Employee entitlements to annual leave are recognised on an ongoing basis. The liability for annual leave as a result of services rendered by employees is accrued up to the balance sheet date.

20 On-mine operations

On-mine costs exclude amortisation and comprise the following principal categories:

Labour	**2 009.4**	1 866.3
Materials and other mining costs	**1 492.4**	1 262.4
Utilities	**165.9**	122.4
	3 667.7	3 251.1

(All amounts in Rand millions unless otherwise stated)	2004	2003

21 Concentrating and smelting operations

Concentrating and smelting costs exclude amortisation and comprise the following principal categories:

	2004	2003
Labour	173.6	145.2
Materials and other costs	551.1	470.6
Utilities	242.7	185.3
	967.4	801.1

22 Refining operations

Refining costs exclude amortisation and comprise the following principal categories:

	2004	2003
Labour	205.8	176.7
Materials and other costs	238.7	199.7
Utilities	32.7	35.1
	477.2	411.5

23 Net foreign exchange transaction losses

The exchange differences charged to the income statement are included as follows:

	2004	2003
Sales	198.9	327.4
Forward cover contracts	17.1	1.4
	216.0	328.8

24 Other operating expenses

Other costs comprise the following principal categories:

	2004	2003
Corporate costs	167.9	147.0
Selling and promotional expenses	65.8	89.2
Rehabilitation provision – inflation adjustment (Note 18)	7.5	16.4
	241.2	252.6

25 Employee benefit expenses

	2004	2003
Employment costs		
Wages and salaries	2 368.7	2 162.2
Pension costs – defined contribution plans	80.3	56.0
Pension costs – defined benefit plans	–	9.6
Other post retirement benefits (Note 17)	3.0	3.3
	2 452.0	2 231.1

26 Other (income)/expenses

	2004	2003
Exploration expenditure	8.4	38.6
Recoupment of investment in Brandrill Limited	–	(0.6)
Amortisation of goodwill arising on acquisition of associates	–	6.8
Export incentive	(16.4)	–
Other	(3.4)	9.9
	(11.4)	54.7

(All amounts in Rand millions unless otherwise stated)	2004	2003

27 Other gains – net

Other gains consist of the following principal categories:		
Interest income		
Short-term bank deposits	**70.8**	251.4
Loans and advances	**11.8**	32.9
Settlement discounts	**9.3**	10.7
Interest bearing securities	**8.0**	5.1
Employee loans	**6.9**	7.5
Other	**0.6**	0.9
	107.4	308.5
Fair value gains/(losses) on financial instruments	**18.1**	(8.0)
Dividends received	**11.2**	16.2
Metal lease fees	**1.9**	2.4
	31.2	10.6
Total other gains – net	**138.6**	319.1

28 Finance costs

Bank borrowings	**(56.4)**	(7.8)
Debentures	**(3.9)**	(10.5)
Other	**(2.7)**	(2.4)
Rehabilitation provision – adjustment for time value of money (Note 18)	**(4.1)**	(12.6)
	(67.1)	(33.3)

29 Share of profit of associates

Lonplats (comprising Western Platinum Limited and Eastern Platinum Limited) (Note 6 i)	**289.5**	653.7
Makwiro Platinum Mines (Private) Limited	**–**	25.0
Zimbabwe Platinum Mines Limited	**–**	17.0
Mimosa Investments Limited (formerly ZCE Platinum Limited)	**–**	(4.0)
Aquarius Platinum (South Africa) (Proprietary) Limited (Note 6 iii)	**38.9**	33.3
	328.4	725.0

30 Sale of subsidiary

i) Barplats Investments Limited

On 10 February 2004 the board of directors announced its intention to dispose of Barplats Investments Limited (Barplats), a subsidiary and reporting segment. Barplats houses the Crocodile River Mine and the Kennedy's Vale Mine. On 9 March 2004 a contract was signed with the Salene Consortium for the sale of Barplats for R388.8 million.

The decision to sell Barplats was based on several factors which included difficult mining conditions, complex geology, high cost structure and, given current market conditions, the mine was unprofitable. A further aggravating factor was the pre-feasibility study at Kennedy's Vale Mine resulting in a project that is not viable due to current market conditions.

The process of selling Barplats was completed on 31 May 2004 with the approval of the Competitions Board of the transaction.

(All amounts in Rand millions unless otherwise stated)	2004	2003

30 Sale of subsidiary (continued)

Barplats Investments Limited (continued)

The income statement of Barplats for the 11 months ended 31 May (2003: 12 months ended 30 June) is as follows:

	2004	2003
Sales	**112.9**	154.6
Operating expenses	**(107.5)**	(198.2)
Other (expense)/income	**(33.5)**	11.1
Tax	**0.0**	0.0
Loss for the year	**(28.1)**	(32.5)
Profit on sale of subsidiary	**322.3**	–
	294.2	(32.5)

Barplats business segment

Balance sheet as at 31 May 2004/30 June 2003

	2004	2003
Non-current assets	**206.2**	217.9
Current assets	**1.3**	30.8
Total assets	**207.5**	248.7
Capital and reserves attributable to the equity holders of the holding company	**67.2**	102.2
Non-current liabilities	**24.2**	29.4
Current liabilities	**116.1**	117.1
Total equity and liabilities	**207.5**	248.7
Cash flow statement		
Cash flows from operating activities	**(29.5)**	3.9
Cash flows from investing activities	**(3.0)**	(34.8)
Cash flows from financing activities	**32.5**	30.9
Net movement in cash and cash equivalents	**–**	–

Cash effect of sale of subsidiary

	2004
Property, plant and equipment	**215.7**
Inventories	**0.2**
Trade and other receivables	**2.1**
Cash and cash equivalents	**0.2**
Provision for future rehabilitation	**(24.2)**
Trade and other payables	**(116.1)**
Book value of net assets sold	**77.9**
Minority interest	**(11.4)**
Profit on sale of subsidiary	**322.3**
Proceed from sale of investment	**388.8**
Cash balance disposed	**(0.2)**
Net cash effect	**388.6**

(All amounts in Rand millions unless otherwise stated)	2004	2003

31 Profit before tax

The following items have been charged in arriving at profit before tax:		
Auditors' remuneration		
Fees for audit services	**2.9**	2.3
Fees for other services	**0.2**	0.3
Provisions		
Post-retirement medical benefits (Note 17)	**3.0**	3.3
Environmental rehabilitation charge (Note 18)	**11.6**	31.6
Amortisation of assets		
Goodwill of associate (Note 26)	**–**	6.8
Mining assets (Note 5)	**572.3**	452.4
Depreciation of other assets (Note 5)	**7.7**	3.5
Repairs and maintenance expenditure on property, plant and equipment	**161.5**	141.3
Operating lease rentals	**1.5**	1.5
Professional fees	**57.9**	49.4
Employee benefit expense (Note 25)	**2 452.0**	2 231.1

32 Income tax expense

Current tax		
Mining	**395.0**	724.1
Non-mining	**223.2**	188.6
Prior year under provision	**–**	1.6
	618.2	914.3
Deferred tax (Note 16)		
Current year	**360.9**	400.8
Change in rate	**(21.5)**	–
	339.4	400.8
Secondary tax on companies	**140.3**	251.0
Foreign tax	**43.4**	55.6
Capital gains tax	**–**	0.4
	183.7	307.0
Tax for the year	**1 141.3**	1 622.1

(All amounts in Rand millions unless otherwise stated)	2004	2003

32 Income tax expense (continued)

The tax of the group's profit differs as follows from the theoretical charge that would arise using the basic tax rate:	%	%
Normal tax rate for companies	**30.0**	30.0
Adjusted for:		
Disallowable expenditure	**0.4**	1.5
Exempt income	**(2.4)**	(0.1)
Effect of different tax rates of associates	**(2.4)**	(4.3)
Effect of taxation of foreign subsidiaries	**(1.3)**	–
Secondary tax on companies	**3.4**	5.0
Effective tax rate	**27.7**	32.1

33 Earnings per share

Basic earnings per share is calculated by dividing the net profit by the weighted average number of ordinary shares in issue during the year.

Profit attributable to equity holders of the company	**2 963.0**	3 415.1
Weighted average number of ordinary shares in issue (millions)	**66.580**	66.562
Basic earnings per share (cents)		
From continuing operations	**4 008**	5 180
From discontinuing operations	**442**	(49)
	4 450	5 131

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all potential dilutive ordinary shares as a result of share options granted to employees under the share option scheme. A calculation is performed to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the company's shares) based on the monetary value of the subscription rights attached to the outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

Profit attributable to equity holders of the company	**2 963.0**	3 415.1
Weighted average number of ordinary shares in issue (millions)	**66.580**	66.562
Adjustments for share options (millions)	**0.117**	0.152
Weighted average number of ordinary shares for diluted earnings per share (millions)	**66.697**	66.714
Diluted earnings per share (cents)		
From continuing operations	**4 001**	5 168
From discontinuing operations	**441**	(49)
	4 442	5 119

(All amounts in Rand millions unless otherwise stated)	2004	2003

33 Earnings per share (continued)

The calculation for headline earnings per share is based on the basic earnings per share calculation adjusted for the following items:

	2004	2003
Profit attributable to equity holders of the company	**2 963.0**	3 415.1
Add: amortisation of goodwill	**–**	6.8
Less: profit on sale of investment in Brandrill Limited	**–**	(0.6)
Less: profit on sale of Barplats Investments Limited	**(322.3)**	–
Headline earnings	**2 640.7**	3 421.3
Headline earnings per share (cents)		
– basic	**3 966**	5 140
– diluted	**3 959**	5 128

34 Dividends per share

At the Board Meeting on 27 August 2004, a final dividend in respect of 2004 of 1 600 cents per share amounting to a total dividend of R1 065.9 million was approved. Standard Tax on Companies (STC) on the dividend will amount to R123.1 million.

These financial statements do not reflect this dividend and related STC payable. The dividend will be accounted for in shareholders' equity as an appropriation of retained earnings in the year ending 30 June 2005.

	2004	2003
Dividends paid		
Final dividend No. 71 for 2003 of 1 750 (2002: 2 600) cents per share	**1 165.4**	1 730.4
Interim dividend No. 72 for 2004 of 500 (2003: 900) cents per share	**332.6**	599.3
	1 498.0	2 329.7
Dividend cover relating to dividends paid and proposed in the financial year		
Based on net profit	**2.1**	1.9
Based on headline earnings (Note 33)	**1.9**	1.9

(All amounts in Rand millions unless otherwise stated)	2004	2003

35 Cash generated from operations

Reconciliation of net profit to cash generated from operations:

	2004	2003
Profit	**2 963.0**	3 415.1
Adjustments for:		
Profit on disposal of subsidiary (Note 30)	**(322.3)**	–
Minority interest	**17.4**	(166.9)
Income tax expense (Note 32)	**1 141.3**	1 622.1
Depreciation (Note 31)	**7.7**	3.5
Amortisation (Note 31)	**572.3**	452.4
Fair value (profit)/loss on financial instruments (Note 27)	**(18.1)**	8.0
Interest income (Note 27)	**(107.4)**	(308.5)
Dividend income (Note 27)	**(11.2)**	(16.2)
Finance cost (Note 28)	**67.1**	33.3
Amortisation of goodwill (Note 26)	**–**	6.8
Share of results of associates (Note 29, 6)	**(328.4)**	(725.0)
Non-cash transactions	**–**	(293.8)
Retirement benefit obligations (Note 17)	**3.0**	3.3
Payments made for post-retirement benefits (Note 17)	**(4.2)**	(6.7)
Environmental rehabilitation charge (Note 18, 28)	**11.6**	28.3
Payments made for rehabilitation (Note 18)	**(6.8)**	(15.4)
Changes in working capital (excluding the effects of acquisition and disposal of subsidiaries):		
Inventories	**(398.5)**	131.2
Trade and other receivables	**(634.2)**	(133.5)
Payables	**(473.2)**	(571.6)
Accruals	**661.0**	868.9
Cash generated from operations	**3 140.1**	4 335.3

36 Contingent liabilities and guarantees

At year end the group had contingent liabilities in respect of bank and other guarantees and other matters arising in the ordinary course of business from which it is anticipated that no material liabilities will arise.

	2004	2003
Related party contingencies		
Lonplats (comprising Western Platinum Limited and Eastern Platinum Limited)	**–**	81.5
Aquarius Platinum (South Africa) (Proprietary) Limited	**175.0**	175.0
	175.0	256.5
Makwiro Platinum Mines (Private) Limited, guaranteed by:		
Impala Platinum Holdings Limited	**15.4**	54.5
Zimbabwe Platinum Mines Limited	**36.0**	127.1
Collateral security for employee housing	**7.3**	7.8
Department of Minerals and Energy	**103.7**	–
Registrar of Medical Aids	**5.0**	–
Total contingencies	**342.4**	445.9

Due to the uncertainties regarding the timing and amounts, potential outflows cannot be quantified.

(All amounts in Rand millions unless otherwise stated)	2004	2003

37 Commitments

Commitments at the balance sheet date but not recognised in the financial statements are as follows:

	2004	2003
Mining property, plant and equipment		
Commitments contracted for	**603.2**	986.3
Approved expenditure not yet contracted	**1 844.4**	1 882.7
	2 447.6	2 869.0
Not later than 1 year	**625.0**	1 650.5
Later than 1 year not later than 5 years	**1 822.6**	1 114.3
Later than 5 years	**–**	104.2
	2 447.6	2 869.0
Operating lease rentals for mining accommodation		
Not later than 1 year	**2.3**	2.1
Later than 1 year not later than 5 years	**10.8**	10.1
Later than 5 years	**10.2**	13.2
	23.3	25.4

This expenditure will be funded internally and if necessary, from borrowings.

Metal purchase commitments

From time to time, in order to finance third party refining, Impala Refining Services Limited sells refined metal, held on behalf of third parties, into the market with a commitment to repurchase at a later date.

The forward commitments, recognised in the financial statements, were as follows:

	2004	2003
Foreign currency US$ millions	**25.7**	16.7
Fair value R millions (not later than 1 year) (Note 19)	**158.7**	125.8

38 Business combinations

i) Zimbabwe Platinum Mines Limited

During September 2003 an offer to the minorities of Zimbabwe Platinum Mines Limited was made at R20.40 (A$4.08) per share. The result of this offer was the acquisition of 30.6 million shares for a consideration of R599.4 million (A$125.8 million).
A further 1.6 million shares have been acquired by year end for an amount of R32.5 million (A$6.7 million).
The result of these transactions was to increase the holding of the group in Zimbabwe Platinum Mines Limited from 50.5% to 83.4%.

The increase in its shareholding in Zimbabwe Platinum Mines Limited, during the previous financial year, resulted in the fair value of net assets acquired being in excess of the purchase consideration. In previous financial years, purchases resulted in a surplus of purchase price over net assets which was offset against the above mentioned excess.

(All amounts in Rand millions unless otherwise stated)	2004	2003

38 Business combinations (continued)

Details of net assets acquired and goodwill are as follows:		
Purchase consideration:		
Cash paid	**631.9**	209.2
Carrying value of investment in associate	**–**	252.8
Total purchase consideration	**631.9**	462.0
Carrying value of minorities acquired	**(281.2)**	–
Transfer to other reserves	**(350.7)**	–
Fair value of net assets acquired	**–**	(596.8)
Surplus of net assets over purchase consideration	**–**	(134.8)

The fair value of net assets approximated to the book value of net assets acquired, and no plant closure provisions or other restructuring provisions were established.

The assets and liabilities arising from the acquisition in the prior year are as follows:

Cash and cash equivalents		129.2
Property, plant and equipment (Note 5)		1 190.6
Mining interests		235.2
Inventories		51.2
Receivables		164.8
Payables		(79.5)
Borrowings		(319.5)
Minority interests		(775.2)
Fair value of net assets acquired		596.8
Surplus of net assets over purchase consideration		(134.8)
Total purchase consideration		462.0
Less:		
Carrying value of associate investment		(252.8)
Cash and cash equivalents in subsidiary acquired		(129.2)
Cash outflow on acquisition	**–**	80.0

ii) Mimosa Investments Limited (formerly ZCE Platinum Limited)

On 1 July 2002 the group acquired a further 15% of the share capital of Mimosa Investments Limited (which owns Mimosa Mining Company (Private) Limited), involved in the mining of PGMs in Zimbabwe. This increased the group's holding to 50% and consequently the company's results were proportionally consolidated as from that date. The acquired business contributed revenues of R246.7 million and operating profit of R108.5 million to the group, before elimination of inter-group transactions, for the period from 31 August 2002 to 30 June 2003, and its proportional assets and liabilities at 30 June 2003 were respectively R504.4 million and R111.4 million.

(All amounts in Rand millions unless otherwise stated)	**2004**	2003

38 Business combinations (continue)

ii) Mimosa Holdings Limited (formerly ZCE Platinum Limited)

Details of net assets acquired are as follows:

	2004	2003
Purchase consideration:		
Cash paid		130.3
Carrying value of associate investment		270.2
Total purchase consideration		400.5
Fair value of net assets acquired		400.5
	–	–

Other than for mining assets, the fair value of the net assets acquired approximated the book value of the net assets acquired, and no plant closure provisions or other restructuring provisions were established.

The assets and liabilities arising from the acquisition in the prior year are as follows:

	2004	2003
Cash and cash equivalents		99.9
Property, plant and equipment (Note 5)		356.1
Available-for-sale investments		0.1
Inventories		7.3
Receivables		14.5
Payables		(6.9)
Borrowings		(11.1)
Rehabilitation provision		(9.5)
Deferred tax		(49.9)
Fair value of net assets acquired		400.5
Less:		
Carrying value of associate investment		(270.2)
Cash and cash equivalents in joint venture acquired		(99.9)
Cash outflow on acquisition	–	30.4

(All amounts in Rand millions unless otherwise stated)	2004	2003

39 Related party transactions

The following transactions were carried out with related parties:

Sales of goods and services to associates		
Sales of services		
Refining fees	**255.4**	129.6
Interest	**5.5**	0.1
	260.9	129.7
Purchases of goods and services from associates		
Purchases of mineral concentrates	**1 314.6**	856.2

Key management compensation

Key management compensation has been disclosed in the directors' report.

Year-end balances arising from sales/purchases of goods/services		
Payables to associates	**471.0**	285.9
Receivables from associates	**246.3**	82.0

Loans to related parties

Loans to directors and key management of the company have been disclosed in the directors' report.

Loans to associates:		
Beginning of the year	**70.0**	–
Loans advanced during year	**1 129.5**	70.0
Loan repayments received	**(953.7)**	–
Interest charged	**4.7**	0.1
Interest received	**(4.7)**	(0.1)
End of the year	**245.8**	70.0
Contingencies		
Guarantees provided (Note 36)	**175.0**	256.5

Share options granted to directors

The aggregate number of share options granted to the directors and key management is disclosed in the directors' report.

40 Principal subsidiaries

The principal subsidiaries of the group are set out in Annexure A.

(All amounts in Rand millions unless otherwise stated)	2004	2003

41 Interest in joint venture

The group has a 50% interest in a joint venture, Mimosa Investments Limited (previously ZCE Platinum Limited), which is involved in the business of mining PGMs. The following amounts represent the group's 50% share of the assets and liabilities and sales and results of the joint venture and are included in the consolidated balance sheet and income statement:

	2004	2003
Property, plant and equipment	**364.5**	367.7
Current assets	**8.4**	42.6
	372.9	410.3
Provisions for liabilities and charges	**(43.6)**	(67.3)
Current liabilities	**(67.8)**	(21.5)
	(111.4)	(88.8)
Net assets	**261.5**	321.5
Sales	**246.7**	159.4
Inter-group sales are eliminated on consolidation.		
Profit before tax	**108.5**	57.9
Income tax expense	**(16.2)**	(14.1)
Profit after tax	**92.3**	43.8

There are no contingent liabilities relating to the group's interest in the joint venture.

42 Events after the balance sheet date

Post balance sheet events are disclosed in the directors' report.

Balance sheet *Impala Platinum Holdings Limited – as at 30 June 2004*

(All amounts in Rand millions unless otherwise stated)	Notes	As at 30 June 2004	2003
ASSETS			
Non-current assets			
Property, plant and equipment	1	–	–
Investments in associates	2	**1 046.7**	982.0
Investments in subsidiaries and joint venture	2	**1 061.0**	1 155.3
Deferred income tax assets	3	**9.4**	–
Available-for-sale financial investments	4	**186.4**	229.7
Other receivables	5	–	–
		2 303.5	2 367.0
Current assets			
Trade and other receivables	6	**8.4**	42.6
Cash and cash equivalents	7	**0.0**	0.0
		8.4	42.6
Total assets		**2 311.9**	2 409.6
EQUITY			
Share capital	8	**627.3**	617.8
Other reserves	9	**152.0**	200.6
Retained earnings		**1 515.1**	1 580.0
Total equity		**2 294.4**	2 398.4
LIABILITIES			
Current liabilities			
Trade and other payables	10	**10.2**	3.1
Current tax liabilities		**7.3**	8.1
Total liabilities		**17.5**	11.2
Total equity and liabilities		**2 311.9**	2 409.6

These financial statements have been approved for issue by the board of directors on 27 August 2004.

Income statement *Impala Platinum Holdings Limited – Year ended 30 June 2004*

(All amounts in Rand millions unless otherwise stated)	Notes	Year ended 30 June 2004	2003
Other (expenses)/income	11	**(43.6)**	1 575.7
Other gains – net	12	**1 484.2**	2 229.3
Profit before tax	13	**1 440.6**	3 805.0
Income tax expense	14	**(7.5)**	(8.2)
Profit for the year attributable to equity holders of the company		**1 433.1**	3 796.8

The notes on pages 139 to 142 are an integral part of these financial statements.

Statement of changes in shareholders' equity *Impala Platinum Holdings Limited – Year ended 30 June 2004*

(All amounts in Rand millions unless oherwise stated)	Notes	Share capital	Other reserves	Retained earnings	Total
Balance at 30 June 2002		602.9	393.4	112.9	**1 109.2**
Fair value losses net of tax:					
Available-for-sale financial assets	9		(192.8)		**(192.8)**
Net expense recognised directly in equity			(192.8)		**(192.8)**
Profit for the year				3 796.8	**3 796.8**
			(192.8)	3 796.8	**3 604.0**
Employee share option scheme:					
Proceeds from shares issued	8	14.9			**14.9**
Dividend relating to 2002	15			(1 730.4)	**(1 730.4)**
Dividend relating to 2003	15			(599.3)	**(599.3)**
		14.9		(2 329.7)	**(2 314.8)**
Balance at 30 June 2003		617.8	200.6	1 580.0	**2 398.4**
Fair value losses net of tax:					
Available-for-sale financial assets	9		(48.6)		**(48.6)**
Net expense recognised directly in equity			(48.6)		**(48.6)**
Profit for the year				1 433.1	**1 433.1**
			(48.6)	1 433.1	**1 384.5**
Employee share option scheme:					
Proceeds from shares issued	8	9.5			**9.5**
Dividend relating to 2003	15			(1 165.4)	**(1 165.4)**
Dividend relating to 2004	15			(332.6)	**(332.6)**
		9.5		(1 498.0)	**(1 488.5)**
Balance at 30 June 2004		**627.3**	**152.0**	**1 515.1**	**2 294.4**

The notes on pages 139 to 142 are an integral part of these financial statements.

Cash flow statement *Impala Platinum Holdings Limited – Year ended 30 June 2004*

(All amounts in Rand millions unless oherwise stated)	Notes	Year ended 30 June 2004	2003
Cash flows from operating activities			
Cash generated from operations	16	**1 452.9**	2 154.5
Tax paid		**(8.3)**	(6.6)
Net cash from operating activities		**1 444.6**	2 147.9
Cash flows from investing activities			
Purchase of investments in associates	2	**(42.0)**	(11.2)
Purchase of investments in subsidiaries		**(633.7)**	(481.6)
Purchase of unlisted investments	4	**(14.7)**	–
Loans repaid by subsidiaries		**728.0**	613.4
Loans repaid by related parties and other undertakings	5	**–**	18.5
Interest received		**3.5**	6.1
Dividends received	12	**2.8**	21.7
Net cash used in investing activities		**43.9**	166.9
Cash flows from financing activities			
Issue of ordinary shares	8	**9.5**	14.9
Dividends paid to shareholders	15	**(1 498.0)**	(2 329.7)
Net cash used in financing activities		**(1 488.5)**	(2 314.8)
Cash and cash equivalents at end of year		**–**	–

The notes on pages 139 to 142 are an integral part of these financial statements.

(All amounts in Rand millions unless otherwise stated)	**2004**	2003

1 Property, plant and equipment

Other assets		
Cost		
Opening net book amount	–	0.2
Disposals	–	(0.2)
Closing net book amount	–	–

2 Investments in subsidiaries, associates and joint ventures

Associates	**1 046.7**	982.0
Subsidiaries and joint venture (Annexure A)	**1 061.0**	1 155.3
	2 107.7	2 137.3
Associates		
At cost		
Makwiro Platinum Mines (Private) Limited	**247.0**	247.0
Two Rivers Platinum (Proprietary) Limited	**316.8**	274.8
Aquarius Platinum (South Africa) (Proprietary) Limited	**482.9**	460.2
Total investments in associates	**1 046.7**	982.0

3 Deferred income tax assets

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The offset amounts are as follows:

Deferred tax assets:		
– Deferred tax asset to be recovered after more than 12 months	**9.4**	–

Deferred income taxes are calculated at the prevailing tax rates of the different fiscal authorities where the asset or liability originates.

The movement on the deferred income tax account is as follows:		
At the beginning of the year	–	–
Tax credit to equity (Note 9)	**9.4**	–
At the end of the year	**9.4**	–

4 Available-for-sale financial investments

Investments in listed shares

Comprise shares in the following listed companies

Aquarius Platinum Limited		
Beginning of the year	**229.7**	422.5
Exchange differences	**(27.7)**	(41.6)
Share price movement	**(30.3)**	(151.2)
End of the year	**171.7**	229.7

(All amounts in Rand millions unless otherwise stated)	2004	2003

4 Available-for-sale financial investments (continued)

During the period under review, the company maintained its strategic shareholding in Aquarius Platinum Limited, holding 7 141 966 shares (2003: 7 141 966) which amounts to approximately 8.6% (2003: 8.9%) of the issued share capital of that company. The shares are currently listed on the Australian Stock Exchange and the London Stock Exchange. The fair value of these shares as at the close of business on 30 June 2004 by reference to Stock Exchange quoted prices and closing exchange rates was R171.7 million (2003: R229.7 million).

Investment in unlisted shares

Shares beneficially owned in the undermentioned concern at fair value:

	2004	2003
Silplat (Proprietary) Limited	**14.7**	–
	186.4	229.7

5 Non-current receivables and prepayments

	2004	2003
Loans		
Messina Platinum Mines Limited	–	23.5
Less: current portion of loan (Note 6)	–	(23.5)
	–	–

The Messina Platinum Mines Limited loan bore interest at JIBAR plus 6%, and was repaid during 2004.

6 Current receivables and prepayments

	2004	2003
Other receivables	**8.4**	19.1
Current portion of loans (Note 5)	–	23.5
	8.4	42.6

7 Cash and cash equivalents

For the purposes of the cash flow statement, the cash and cash equivalents comprise cash and bank balances.

	2004	2003
	0.0	0.0

8 Share capital and share premium

	Number of shares (millions)	Ordinary shares R million	Share premium R million	**Total R million**
At 30 June 2002	66.554	13.3	589.6	**602.9**
Issued in terms of the share option scheme	0.040	0.0	14.9	**14.9**
At 30 June 2003	66.594	13.3	604.5	**617.8**
Issued in terms of the share option scheme	0.027	0.0	9.5	**9.5**
At 30 June 2004	66.621	13.3	614.0	**627.3**

The total authorised ordinary share capital comprise 100 million (2003: 100 million) shares with a par value of 20 cents each. All issued shares are fully paid.

(All amounts in Rand millions unless otherwise stated)	2004	2003

8 Share capital and share premium (continued)

	2004	2003
Authorised amount	**20.0**	20.0

Up to 10% of the unissued shares may be issued by the directors at their discretion until the next annual general meeting.

9 Other reserves

	Available-for-sale investments
Balance 1 July 2002	**393.4**
Revaluation – gross (Note 4)	**(192.8)**
Balance 30 June 2003	**200.6**
Revaluation – gross (Note 4)	**(58.0)**
Revaluation – tax (Note 3)	**9.4**
Balance 30 June 2004	**152.0**

10 Trade and other payables

	2004	2003
Trade payables	**10.2**	3.1

11 Other (expenses)/income

	2004	2003
Exploration expenditure	**(8.9)**	(31.9)
Recoupment of investment in Brandrill Limited	**–**	0.6
Professional fees	**(26.0)**	(5.5)
Profit on sale of mineral right to Impala Platinum Limited	**–**	1 620.9
Other	**(8.7)**	(8.4)
	(43.6)	1 575.7

12 Other gains

Other gains consist of the following principal categories:

	2004	2003
Interest income	**26.2**	6.1
Dividends received – investments	**2.8**	21.7
Dividends received – subsidiaries	**1 455.2**	2 201.5
	1 484.2	2 229.3

13 Profit before tax

The following items have been charged in arriving at profit before tax:

	2004	2003
Auditors' remuneration		
Fees for audit services	**0.3**	0.1
Professional fees	**26.0**	5.5

(All amounts in Rand millions unless otherwise stated)	2004	2003

14 Income tax expense

Current tax		
Charge for the year	**7.5**	7.8
	7.5	7.8
Capital gains tax	–	0.4
	7.5	8.2

The tax of the company's profit differs as follows from the theoretical charge that would arise using the basic tax rate:

	%	%
Normal tax rate for companies	**30.0**	30.0
Adjusted for:		
Disallowable expenditure	**0.8**	0.4
Exempt income	**(30.3)**	(30.2)
Effective tax rate	**0.5**	0.2

15 Dividends per share

At the board meeting on 27 August 2004, a final dividend in respect of 2004 of 1 600 cents per share amounting to a total dividend of R1 065.9 million was approved. STC on the dividend will amount to R123.1 million.

These financial statements do not reflect this dividend and related STC payable. The dividend will be accounted for in shareholders' equity as an appropriation of retained earnings in the year ending 30 June 2005.

Dividends paid		
Final dividend No. 71 for 2003 of 1 750 (2002: 2 600) cents per share	**1 165.4**	1 730.4
Interim dividend No. 72 for 2004 of 500 (2003: 900) cents per share	**332.6**	599.3
	1 498.0	2 329.7

16 Cash generated from operations

Reconciliation of net profit to cash generated from operations:

Profit	**1 433.1**	3 796.8
Adjustments for:		
Income tax expense (Note 14)	**7.5**	8.2
Interest income (Note 12)	**(26.2)**	(6.1)
Dividend income	**(2.8)**	(21.7)
Profit on sale of mineral rights to Impala Platinum Limited	–	(1 620.9)
Changes in working capital:		
Trade and other receivables	**34.2**	(2.7)
Trade and other payables	**7.1**	0.9
Cash generated from operations	**1 452.9**	2 154.5

Investment in subsidiaries and joint venture

Company and description	Issued share capital	Effective group interest 2004 %	2003 %	Book value in holding company Shares 2004 R Million	Shares 2003 R Million	Loans 2004 R Million	Loans 2003 R Million
Impala Holdings Limited Investment holding company	*	**100**	100			**(1 355.1)**	(1 012.9)
Impala Platinum Limited Mines, refines and markets PGMs	*	**100**	100				
Impala Platinum Investments (Pty) Ltd	*	**100**	100				
Impala Platinum Properties (Rustenburg) (Pty) Ltd	*	**100**	100				
Impala Platinum Properties (Johannesburg) (Pty) Ltd Own properties	*	**100**	100				
Barplats Holdings (Pty) Ltd Investment holding company	*	**100**	100	**68.0**	68.0	**(359.6)**	29.4
Gazelle Platinum Limited Investment holding company	*	**100**	100			**324.5**	324.5
Impala Refining Services Limited Provides toll refining services	*	**100**	100				
Impala Platinum Japan Limited [1] Marketing representative	¥ 10m	**100**	100	**1.5**	1.5	**(0.2)**	(0.4)
Impala Platinum Zimbabwe (Pty) Ltd Investment holding company	*	**100**	100	**72.8**	72.8	**350.7**	349.2
Zimbabwe Platinum Mines Limited**[2] Owns mineral rights and mines PGMs	US$ 9.3m	**83**	51	**631.9**			
Makwiro Platinum (Pvt) Limited[4] Owns mineral rights and mines PGMs	US$30.1m	**88**	65				
Mimosa Investments Ltd (formerly ZCE Platinum Ltd[3]) Investment holding company	US$48.0m	**50**	50	**376.6**	376.6		
Mimosa Holdings (Pvt) Ltd (formerly Zimasco Platinum Holdings (Pvt) Ltd[4]) Investment holding company	US$28.8m	**50**	50				
Mimosa Platinum (Pvt) Ltd[4] Owns mineral rights and mines PGMs	US$28.8m	**50**	50				
Marula Platinum (Pty) Ltd Owns mineral rights and mines PGMs	*	**100**	100	**885.9**	885.9	**60.3**	60.3
Sundry dormant companies	*	**100**	100	**3.7**	0.6	**0.0**	(0.2)
Total				**2 040.4**	1 405.4	**(979.4)**	(250.1)
Total investment at cost						**1 061.0**	1 155.3

* Share capital less than R50 000
** Listed on the Australian Stock Exchange
1 Incorporated in Japan
2 Incorporated in Guernsey
3 Incorporated in Mauritius
4 Incorporated in Zimbabwe

Notice to shareholders

The forty-eighth annual general meeting of members will be held in the Boardroom, 3rd Floor, Old Trafford 4, Isle of Houghton, Boundary Road, Houghton on Friday, 29 October 2004 at 09:00 for the following purposes:

Annual Financial Statements

1. To receive and consider the financial statements for the year ended 30 June 2004.

Directorate

2. To confirm the appointment as directors of the company of:

Messrs	RSN Dabengwa	LC van Vught
Drs	FJP Roux	K Mokhele, and
Ms	NDB Orleyn	

3. To elect directors in place of those retiring in terms of the articles of association. The following directors are eligible and offer themselves for re-election:

Messrs	JV Roberts	JM McMahon, and
Ms	CE Markus	

4. To determine the remuneration of the directors (refer to page 90 of the Directors' Report)

Control of unissued capital

5. To consider, and if deemed fit, to pass with or without modification the undermentioned resolution as an ordinary resolution: "That the authorised but unissued shares in the capital of the company be placed at the disposal and under the control of the directors of the company and the directors are hereby authorised and empowered to allot, issue and otherwise dispose thereof to such person or persons and on such terms and conditions at their discretion subject to a maximum of 10% of the issued share capital and the provisions of the Companies Act".

6. To consider, and if deemed fit, to pass with or without modification the following resolution as an ordinary resolution: "Resolved that, subject to compliance with the Listings Requirements of the JSE Securities Exchange South Africa ("JSE") and the approval of a 75% (seventy-five percent) majority of the votes cast by the shareholders of the company present in person or by proxy and entitled to vote at the meeting at which this resolution is proposed, the directors of the company are hereby authorised by way of a general authority to allot and issue the unissued ordinary shares in the capital of the company for cash, without restrictions as to whom the shares will be issued, as and when suitable opportunities arise, subject to the following conditions:

   a. that this authority shall lapse on the earlier of the date of the next annual general meeting of the company or the date 15 (fifteen) months after the date on which this resolution is passed;

   b. a paid press announcement giving full details, including the impact on net asset value and earnings per share, will be published at the time of any issue representing, on a cumulative basis within 1 (one) year, 5% (five percent) or more of the number of shares in issue prior to the issue(s);

   c. that the issues in the aggregate in any 1 (one) year shall not exceed 15% (fifteen percent) of the number of shares of the Company's issued ordinary share capital;

   d. that, in determining the price at which an issue of shares will be made in terms of this authority, the maximum discount permitted shall be 10% (ten percent) of the average closing price on the JSE of the ordinary shares, adjusted for any dividend declared but not yet paid or for any capitalisation award made to shareholders, as determined over the 30 (thirty) business days prior to either the date of the paid press announcement or, where no announcement is required and none has been made, the date of issue of the shares; and

   e. that any issue in terms of this general authority shall be made only to public shareholders as defined in the aforesaid Listings Requirements."

Special business

7. To pass with or without modification the following resolution as a special resolution:

Share buy-backs

Special Resolution

Resolved that the Company and/or any of its subsidiaries from time to time are hereby authorised, by way of a general authority, to:

(a) acquire ordinary shares of 20 (twenty) cents each ("Ordinary Shares") issued by the company in terms of Sections 85 and 89 of the Companies Act, No. 61 of 1973, as amended, and in terms of the Listing Requirements from time to time of the JSE Securities Exchange South Africa ("the Listing Requirements"); and/or

(b) to conclude derivative transactions which may result in the purchase of ordinary shares in terms of the Listing Requirements, it being recorded that such Listing Requirements currently require, inter alia, that:

(i) the Company may make a general repurchase of securities only if any such repurchase of ordinary share shall be implemented on the Main Board of the JSE Securities Exchange South Africa ("JSE") or any other stock exchange on which the shares are listed and on which the Company or any of its subsidiaries may wish to implement any purchases of ordinary shares with the approval of the JSE and any other such stock exchange, as necessary;

(ii) this general authority shall only be valid until the Company's next annual general meeting, provided that it shall not extend beyond 15 (fifteen) months from the date of passing of this special resolution;

(iii) the purchase of the ordinary shares may not be made at a price greater than 10% (ten percent) above the weighted average of the market value of such ordinary shares for the 5 (five) business days immediately preceding the date of the transaction;

(iv) any derivative transactions which may result in the repurchase of ordinary shares must be priced as follows:

(1) the strike price of any put option written by the company may not be at a price greater than stipulated in paragraph (iii) above at the time of entering into the derivative agreement;

(2) the strike price of any call option may be greater than stipulated in paragraph (iii) above at the time of entering into the derivative agreement, but the Company may not exercise that call option if it is "out of the money";

(3) the strike price of any forward agreement may be greater that the price indicated in paragraph (iii) above but limited to the fair value of a forward agreement based on a spot price not greater than stipulated in paragraph (iii) above;

(v) when the Company and/or any of its subsidiaries has cumulatively purchased 3% (three percent) of the number of ordinary shares in issue on the date of passing of this special resolution (including the delta equivalent of any such ordinary shares underlying derivative transactions which may result in the repurchase by the company of ordinary shares), and for each 3% (three percent) thereof in aggregate, acquired thereafter, an announcement must be published as soon as possible and not later than 08:30 on the business day following the day on which the relevant threshold is reached or exceeded, and the announcement must comply with the Listing Requirements;

(vi) any general purchase by the Company and/or any of its subsidiaries of the Company's ordinary shares in issue shall not in aggregate, in any one financial year, exceed 10% (ten percent) of the Company's issued ordinary share capital.

The reason for the special resolution is to obtain, and the effect thereof is to grant the company a general authority in terms of the Companies Act, 1973, as amended, for the acquisition by the company and/or any of its subsidiaries of shares in the capital of the company, which general authority shall be valid until the next annual general meeting of the company, provided that the general authority shall not extend beyond fifteen months from the date at which this special resolution is passed.

The board of directors, as at the date of this notice, has stated its intention to examine methods of returning capital to shareholders in terms of the general authority granted at the last annual general meeting. The board believes it to be in the best interest of Implats that shareholders pass a special resolution granting the company and/ or its subsidiaries a further general authority to acquire Implats shares. Such general authority will provide Implats and its subsidiaries with the flexibility, subject to the requirements of the Companies Act and the JSE, to purchase shares should it be in the interest of Implats and/or its subsidiaries at any time while the general authority subsists.

The directors have considered the impact which a purchase of up to a maximum of 10% of the Company's issued ordinary share capital and a general authority would have on the Company and/or its subsidiaries (together "the group") and are of the opinion that for a period of twelve months from the date of this notice:

- the company and the group will in the ordinary course of business be able to pay its debts;
- the assets of the company and the group will be in excess of the liabilities of the company and the group calculated in accordance with the accounting policies used in the audited financial statements for the year ended 30 June 2004; and
- the ordinary capital, working capital and reserves of the company and the group will be adequate;

By order of the board

R Mahadevey
Group Secretary

27 August 2004

Registered Office
3rd Floor Old Trafford 4
Isle of Houghton
Boundary Road
Houghton 2198

Note: A member entitled to attend and vote is entitled to appoint one or more proxies to attend and speak and vote in his stead. A proxy need not be a member.

Form of proxy

IMPLATS

IMPALA PLATINUM HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1957/001979/06)
(Share code:IMP) (ISIN:ZAE000003554)
("Implats" or "the Company")

This form of proxy is not for use by members who have already dematerialised their Implats shares. Such members must use the attached voting instruction form (blue)

For use at the annual general meeting of the company to be held on Friday, 29 October 2004 at 09:00 (the annual general meeting)

I/We ____________________

of ____________________

appoint (See Note 1):

1. ____________________ or, failing him,

2. ____________________ or, failing him,

3. the chairman of the annual general meeting.

As my/our proxy to act for me/us at the annual general meeting of the company which will be held in the Boardroom, 3rd Floor, Old Trafford 4, Isle of Houghton, Boundary Road, Houghton, Johannesburg at 09:00 on Friday, 29 October 2004, and at each adjournment or postponement thereof, and to vote for and/or against the resolutions and/or abstain from voting in respect of the shares in the issued capital of the company registered in my/our name/s (see Note 2).

	Resolution	Number of ordinary shares		
Resolutions		For	Against	Abstain
Appointment of directors	2			
RSN Dabengwa				
K Mokhele				
NDB Orleyn				
FJP Roux				
LC van Vught				
Re-election of directors	3			
CE Markus				
JM McMahon				
JV Roberts				
Directors' remuneration	4			
Unissued shares				
general	5			
issue for cash	6			
Special resolution – share buy-back	7			

Insert in the relevant space above the number of shares held.

Signed at ____________________ on ____________________ 2004

Signature ____________________

Notes

1. A shareholder may insert the name of a proxy or the names of two alternative proxies of the shareholder's choice in the space's provided, with or without deleting "the chairman of the annual general meeting". Any such deletion must be initialled by the shareholder. The person present at the meeting whose name appears first on the form of proxy and has not been deleted will be entitled to act as proxy to the exclusion of those whose names follow.

2. A shareholder's instructions to the proxy must be indicated by the insertion of the relevant number of votes exercisable by that shareholder in the appropriate space provided. Failure to comply with the above will be deemed to authorise the proxy to vote or to abstain from voting at the annual general meeting as he deems fit in respect of all the shareholder's votes exercisable thereat. A shareholder or his proxy is not obliged to use all the votes exercisable by the shareholder or by his proxy, but the total of the votes cast and in respect whereof abstention is recorded may not exceed the total of the votes exercisable by the shareholder or his proxy.

3. Any alteration or correction to this form must be initialled by the signatory/ies.

4. Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity must be attached to this form unless previously recorded by the transfer secretaries of the company or waived by the chairman of the annual general meeting.

5. The completion and lodging of this form will not preclude the relevant shareholder from attending the annual general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof, should such shareholder wish to do so.

6. Forms of proxy must be lodged with or posted to the company's transfer secretaries to be received not later than 24 hours (excluding Saturdays, Sundays and public holidays) before the time of the meeting.

7. This form of proxy expires after the conclusion of the meeting stated herein except at an adjournment of that meeting or at a poll demanded at such meeting.

Transfer Secretaries
Computershare Investor Services 2004 (Pty) Limited
70 Marshall Street
Johannesburg
2001
(PO Box 61051
Marshalltown
2107)

London Transfer Secretaries
Lloyds TSB Registrars
Client Services
The Causeway
Worthing
West Sussex
BN99 6DA

ONLY FOR USE BY MEMBERS WHO HAVE DEMATERIALISED THEIR IMPLATS SHARES THROUGH STRATE

Voting instruction form

IMPLATS

IMPALA PLATINUM HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1957/001979/06)
(Share code:IMP) (ISIN:ZAE000003554)
("Implats" or "the Company")

For use in respect of the general meeting of the company to be held at 09:00 on Friday, 29 October 2004 (the "annual general meeting") to advise their CSDP or broker of their voting instructions on the proposed resolutions in the spaces provided below. However, should such members wish to attend the annual general meeting in person, then they will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into between the dematerialised shareholder and the CSDP or broker.

I/We ____

of ____

being a member(s) or beneficial shareholder(s) of the company who has/have dematerialised my/our shares in Implats do hereby indicate in the spaces below to my/our CSDP/broker my/our voting instruction on the resolutions to be proposed at the annual general meeting of the company which will be in the Boardroom, 3rd Floor, Old Trafford 4, Isle of Houghton, Boundary Road, Houghton, Johannesburg at 09:00 on Friday, 29 October 2004, and each adjournment or postponement thereof.

	Resolution	Number of ordinary shares		
Resolutions		For	Against	Abstain
Appointment of directors	2			
RSN Dabengwa				
K Mokhele				
NDB Orleyn				
FJP Roux				
LC van Vught				
Re-election of directors	3			
CE Markus				
JM McMahon				
JV Roberts				
Directors' remuneration	4			
Unissued shares				
general	5			
issue for cash	6			
Special resolution – share buy-back	7			

Insert in the relevant space above the number of shares held.

Signed at ________________ on ________________ 2004

Signature ________________________________

Assisted by (where applicable) ________________________

VOTING INSTRUCTION FORM

Notes

1. Please indicate in the appropriate spaces overleaf the number of votes to be cast. Each share carries the right to one vote.

2. All the votes need not to be exercised neither need all votes be cast in the same way, but the total of the votes cast and in respect of which abstention is directed may not exceed the total of the votes exercisable.

3. Any alteration or correction made to this voting instruction form must be signed in full by the signatory/ies.

4. When there are joint owners of shares, all joint owners must sign this voting instruction form.

5. Completed voting instruction forms should be forwarded to the CDSP or broker through whom the Implats shares have been dematerialised. Members should contact their CDSP or broker with regard to the cut-off time for lodging of voting instruction forms.

6. This voting instruction form is only for use by members with dematerialised shareholdings via STRATE. Registered members and those with shares held in CREST should use the form of proxy (white) attached.

THIS FORM IS TO BE LODGED WITH YOUR CDSP/BROKER

Shareholder information

Shareholders' diary

Annual general meeting	Friday, 29 October 2004
Final dividend declared August 2004. Paid -	27 September 2004
Interim report release	February 2005
Interim dividend declared February 2005. Paid	April 2005
Financial year end	30 June 2005
Annual report release	August 2005

Analysis of shareholdings

	Number of shareholders	%	Number of shares (000's)	%
1 – 5 000	17 687	96.0	4 089	6.1
5 001 – 10 000	229	1.2	1 638	2.5
10 001 – 50 000	345	1.9	7 576	11.4
50 001 – 100 000	74	0.4	5 265	7.9
100 001 – 1 000 000	68	0.4	20 673	31.0
Over 1 000 000	13	0.1	27 380	41.1
	18 416	100.0	66 621	100.0

Analysis of shareholdings

	Number of shareholders	%	Number of shares (000's)	%
Other companies	965	5.2	4 972	7.4
Trust funds and investment companies	3 493	19.0	6 850	10.3
Insurance companies	72	0.4	4 042	6.1
Pension funds	949	5.1	19 236	28.9
Individuals	12 594	68.4	1 858	2.8
Banks	343	1.9	29 663	44.5
	18 416	100.0	66 621	100.0

Contact details and administration

Registered office and Secretary
3rd Floor, Old Trafford 4
Isle of Houghton
Boundary Road
Houghton 2198
P.O. Box 61386
Marshalltown
2107
Telephone: +27 (11) 481 3900
Telefax: +27 (11) 484 0254
email: investor@implats.co.za
Website: http://www.implats.co.za

Group Secretary
Ramun Mahadevey

London Secretaries
Project Consultants Limited
Walnut House
Walnut Gardens
Claydon
Banbury
Oxon, OX17 1NA
Telephone: +44 (1295) 69 0180
Telefax : +44 (1295) 69 0182
email: ckennedy@projectconsultants.co.uk

Public Officer
Johan van Deventer

Transfer Secretaries
South Africa
Computershare Investor Services 2004 (Pty) Limited
70 Marshall Street
Johannesburg 2001
PO Box 61051
Marshalltown 2107
Telephone: +27 (11) 370 5000

United Kingdom
Lloyds TSB Registrars
Client Services
The Causeway
Worthing
West Sussex
BN99 6DA

Auditors
PricewaterhouseCoopers Inc
2 Eglin Road
Sunninghill
Johannesburg
2157

Impala and Impala Refining Services
Head office
3rd Floor, Old Trafford 4
Isle of Houghton
Boundary Road
Houghton 2198
P.O. Box 61386
Marshalltown
2107
Telephone: +27 (11) 481 3900
Telefax: +27 (11) 484 0254

Impala Operations – Rustenburg
P.O. Box 5683
Rustenburg 0300
Telephone: +27 (14) 569 0000
Telefax: +27 (14) 569 6548

Impala Refineries
P.O. Box 222,
Springs 1560
Telephone: +27 (11) 360 3111
Telefax: +27 (11) 360 3680

Marula Platinum
3rd Floor, Old Trafford 4, Isle of Houghton
Boundary Road, Houghton 2198
PO Box 61386, Marshalltown 2107
Telephone: +27 (11) 481 3900
Telefax: +27 (11) 484 0254

Zimplats (Makwiro)
Block B (Green), Emerald Park
30 The Chase (West)
Emerald Hill, Harare, Zimbabwe

Mimosa Platinum
6th Floor, Pegasus House
Samora Machel Avenue
Harare, Zimbabwe

Representative in Japan
Impala Platinum Japan Limited
Uchisaiwaicho Daibiru, Room No. 702
3-3 Uchisaiwaicho
1-Chome, Chiyoda-ku
Tokyo
Japan
Telephone: +81 (3) 3504 0712
Telefax: +81 (3) 3508 9199

Investors queries may be e-mailed to:
investor@implats.co.za

Corporate Responsibility Report 2004

In the interest of improving disclosure and providing a fuller account of the group's non-financial activities, Implats will publish its Corporate Responsibility Report 2004 in October 2004. This report will be available to stakeholders in a printed version, and on the company's website in an interactive HTML format or as a downloadable pdf.

Shareholders and other stakeholders who wish to receive the printed version of this report may request this by calling or emailing Alan Snashall on +27 11 481 3900 or alan.snashall@implats.co.za. Alternatively fax the following form to +27 11 484 0254.

Name: ______________________________

Company: ______________________________

Designation: ______________________________

Tel: ______________________________

Fax: ______________________________

Email: ______________________________

Postal address: ______________________________

Interest in the company: ______________________________

Produced by Russell and Associates

IMPLATS



WWW.IMPLATS.CO.ZA